As filed with the Securities and Exchange Commission on November 16, 2001

Registration No. 333-57612

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

DYNAMIC DIGITAL DEPTH INC.
(Exact name of registrant as specified in its charter)

Alberta, Canada (State or Other Jurisdiction of Incorporation or Organization)	Not Applicable (IRS Employer Identification No.)	7372 (Primary Standard Industrial Classification Code Number)

2120 Colorado Ave., Suite 100
Santa Monica, CA 90404-3504
(310) 566-3340

(Address, including zip code, and telephone number,
including area code, of registrant's principal executive office and principal place of business)

Mark N. Schwartz, Chief Financial Officer
Dynamic Digital Depth Inc.
2120 Colorado Ave., Suite 100
Santa Monica, CA 90404-3504
Telephone: (310) 566-3340    Facsimile: (310) 566-3363

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copy to:
Joseph P. Galda
Hodgson Russ LLP
One M&T Plaza, Suite 2000
Buffalo, NY 14203-2391
Tel: (716) 856-4000    Fax: (716) 849-0349

Approximate date of proposed sale to the public: From time to time following effectiveness of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X ]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement in the same offering: [ ] ____________________

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ] ____________________

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate OfferingPrice	Amount of Registration Fee
common shares, without par value	13,611,044(1)	$2.20(2)	$29,944,297	$7,486.07(3)
common shares, without par value	182,928(4)	$1.35(5)	$246,953	$61.74
(1)	Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also includes additional common shares issuable upon stock splits, stock dividends or similar transactions.

(2)	Estimated pursuant to Rule 457(c) for the purpose of calculating the registration fee. Based on the average of the bid and asked prices per share of common shares on March 23, 2001 as reported on the Canadian Venture Exchange, converted to U.S. Dollars based on the March 23, 2001 noon buying rate as reported by the Federal Reserve Bank of New York.

(3)	Previously paid at the time of filing the registration statement, March 26, 2001.

(4)	Additional securities to be registered by this Amendment No. 1.

(5)	Estimated pursuant to Rule 457(c) for the purpose of calculating the registration fee. Based on the average of the bid and asked prices per share of common shares on November 13, 2001 as reported on the Canadian Venture Exchange, converted to U.S. Dollars based on the November 13, 2001 noon buying rate as reported by the Federal Reserve Bank of New York.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated November ___, 2001

PROSPECTUS

[DYNAMIC DIGITAL DEPTH INC. LOGO APPEARS HERE]

13,793,972 common shares

        The selling security holders named in this prospectus may offer and sell, from time to time, up to 13,793,972 of our common shares. The shares were issued, or are issuable upon the exercise of warrants, which were issued by us in private placement transactions. The selling security holders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

        We will not receive any part of the proceeds from the sale of these shares by the selling security holders. We will, however, receive proceeds upon the exercise of warrants, if at all, by the selling security holders.

        Our common shares are traded on the Canadian Venture Exchange under the symbol "DDE." The last reported bid price of our common shares on November 13, 2001, was CDN $2.00 per share (U.S. $1.25).

        Investing in our common shares involves a high degree of risk. See "Risk Factors" beginning on page 6.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2001

TABLE OF CONTENTS

Page

Summary
Risk Factors
Special Note Regarding Forward Looking Statements
Use of Proceeds
Exchange Rate Information
Market for Common Shares
Dividend Policy
Capitalization
Selected Financial Data
Operating and Financial Review and Prospects
Our Business
Exchange Controls and Other Limitations Affecting Security Holders
Quantitative and Qualitative Disclosures About Market Risk
Management
Certain Relationships and Related Transactions
Major Shareholders
Description of Securities
Selling Security Holders
Plan of Distribution
Certain Canadian, United States and Australian Income Tax Considerations
Legal Matters
Experts
Where You Can Find Additional Information
Enforceability of Civil Liabilities
Index to Financial Statements
Annex A: Glossary of Terms

ABOUT THIS PROSPECTUS

        You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in the prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common shares.

        This preliminary prospectus is subject to completion prior to this offering. Among other things, this preliminary prospectus describes our company as we currently expect it to exist at the time of the offering.

SUMMARY

        This summary highlights some information from this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements. We have also included, as Annex A to this Prospectus, a glossary of terms related to our business for convenience of reference.

        Throughout this prospectus, references to "dollars" or "$" mean Canadian Dollars unless otherwise indicated.

        Except as otherwise indicated, information in this prospectus regarding numbers of common shares and share prices are based on adjustments to give effect to a one-for-five reverse stock split which occurred in August 1998.

About Our Company

        We are a developer of software and hardware applications used to create 3D images or convert 2D images to 3D, and applications used to deliver such images to the consumer market through the Internet, broadcast, satellite and cable television, theatrical movies, and DVD. We have developed a range of patented software and hardware applications to satisfy the emerging demand of displaying still and moving images in "stereoscopic 3D" in an effort to meet our goal of providing a complete 3D solution for our customers.

Our Technology

        OpticBOOM ™ will consist of a range of easy to use semi-automated software tools for the consumer or the content owner. The content owner, using an OpticBOOM ™ software toolkit licensed from us, will be able to create the appropriately formatted 3D version of their 2D production for distribution over the Internet, analog or digital broadcast channels or DVD.

        Our key product is a software application called OpticBOOM™ (formerly DeepSee ™). We changed the brand name in fiscal 2000 to better reflect the consumer benefits of our 3D technologies and products. Customers using the OpticBOOM ™ family of software products will be able to digitally manipulate and enhance existing 2D and 3D still and moving images for Internet, television, film and video/DVD to create a rich 3D stereoscopic image. The key to our solution lies in the generation of depth cue data based upon the original 2D image. Our Dynamic Depth Cueing ™ process uses a series of sophisticated software algorithms to identify each object in a scene along with its distance or depth away from the viewer. The compressed depth cue data is reinserted into the original 2D image and distributed to the viewer in 2D-compatible 3D formats. At the viewer's discretion, the depth cue data may be decoded by a software or hardware-based OpticBOOM ™ decoder allowing the images to be viewed in 3D with available glasses on conventional display hardware including PC monitors or television sets.

Stereoscopic 3D

        Stereoscopic 3D differs from the heavily marketed term "3D" used extensively in the present-day video game and PC software markets. Enhanced or stereoscopic 3D, as created by our Dynamic Depth Cueing™ process, allows the viewer to see the images in lifelike 3D through polarized or LCD shutter glasses by adding the appearance of depth to the image. Stereoscopic 3D involves displaying two or more slightly different left and right eye views of the image which the viewer then perceives to be a "real" 3D image with enhanced depth. The benefit of stereoscopic 3D is that it provides a visually richer image to the viewer allowing objects and characters to appear behind the surface of the display screen and also, importantly, to appear to move off the screen towards the viewer under certain circumstances.

Stage of Development

        Our activities have focused on developing the technological feasibility of displaying and transmitting still and moving images in stereoscopic 3D. To date, we have generated limited revenues from the commercial sale of our hardware and software products. Our development efforts have progressed to the point where we commercially launched our OpticBoom™ product in late July of 2001.

The Markets

        Our focus is now the commercialization of our technologies within the worldwide entertainment and multimedia industries. In developing our products and services we have targeted the Personal Computer, Internet, broadcast television, feature films, computer animation, video game and professional audio/visual markets. Within these markets, we will provide applications to create 2D compatible 3D images for distribution via the Internet, broadcast programming, DVD, as well as 3D theatrical movies and interactive video games.

        The market for our products is newly emerging, and as a result our profit potential is unproven. Our auditors have raised the issue that we may not be able to continue as a going concern as a result of a lack of profits. Our success will depend on large customers with our target markets introducing, marketing and promoting our products and services based on our technology. If hardware manufacturers do not manufacture products that incorporate our technology we may not be able to sustain or grow our business. We expect to incur future losses as we increase our research and development, sales and marketing and general and administrative expenses.

Our Products and Services

        Software

        Our OpticBoom™ Plug-In software application, developed for use in web browsers and computer media players, decodes the embedded 2D data and creates a 3D version of the image. This year we launched a "freeware" version of our OpticBoom™ Plug-In for Apple, Inc.'s QuickTime Movie Player, enabling 3D movie files to be viewed via the Internet, CD or DVD. Our OpticBoom™ Photo software application is capable of converting PC photographic image files from 2D to 3D. The images created may be viewed in 3D without glasses though a lenticular lens laminated to the photograph or viewed through red/blue or LCD shutter glasses. Our OpticBoom™ Studio Pro software application is our professional media conversion and transmission application intended for use in the Internet, film, DVD, video and broadcast media markets.

        Hardware

        Our principle activity and main focus does not include the manufacture of hardware. Rather, we intend to license our software technology to manufactures of cable set-top boxes, PC peripherals, DVD players, and digital cameras and camcorders.

        We have engineered digital video processing hardware. The video processor provides a series of features including the control of 3D projection and display systems, real time conversion of standard video and DVD material to 3D, and image enhancement allowing PC monitors to display video and television images at higher definition resolution than conventional television sets. Our video hardware has been used in medical imaging products allowing medical personnel to view surgical procedures as they are performed.

        We have also developed a glasses-free "autostereoscopic" 3D Projection Display targeted at the arcade video games industry. The 3D display creates an eight foot image and presents this to the player in 3D using a patented head tracking system without the need for the player to wear glasses or a headset.

        Conversion Services

        We provide a 2D to 3D conversion service, allowing us to selectively offer 3D capabilities to professional media markets, such as film and television, and by customers for use in advertising campaigns.

Our Organization

        We have three wholly-owned subsidiaries, Dynamic Digital Depth Australia Pty. Ltd., Dynamic Digital Depth Research Pty. Ltd., and Dynamic Digital Depth USA, Inc. We carry on business and hold our principal assets through our subsidiaries.

         Our principal executive offices are located at 2120 Colorado Ave., Suite 100, Santa Monica, California 90404-3504 and our telephone number is (310) 556-3340.

The Offering

Common shares offered by the selling security holders:	13,793,972 common shares, including 2,685,706 common shares issuable upon the exercise of outstanding warrants

Common shares currently outstanding:	24,229,571 shares(1)

Common shares outstanding after the offering:	26,915,277 shares(2)

Proceeds:	We will not receive any of the proceeds from the sale of shares by selling security holders.(3)

Risk factors:	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Canadian Venture Exchange trading symbol	"DDE"
(1)	The number of outstanding shares does not include:
2,867,000 common shares reserved for issuance upon exercise of outstanding options; and 3,999,269 common shares reserved for issuance upon exercise of oustanding warrants.
(2)	This increase in the number of oustanding shares is attributable to common shares issuable upon the exercise of 2,685,706 warrants by the selling security holders.
(3)	We will, however, receive proceeds upon the exercise of warrants, if at all, by the selling security holders.

Summary Financial Information

        The following table summarizes our consolidated statement of operations data for the periods presented. You should read this information in conjunction with "Selected Financial Data," "Operating and Financial Review and Prospects" and the consolidated financial statements and the related notes appearing elsewhere in this prospectus. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which vary in certain respects from United States generally accepted accounting principles, or U.S. GAAP. See Note 18 to the financial statements for a discussion of the significant differences between Canadian GAAP and U.S. GAAP as they apply to us for the periods presented therein. Note that historical results are not necessarily indicative of future results. The financial results indicated in the following table are in thousands of Canadian Dollars.

	Year Ended June 30					Six Month Period Ended December 31,		Six Month Period Ended June 30,
	2000	1999	1998	1997	1996	2000	1999 (Unaudited)	2001 (Unaudited)	2000 (Unaudited)
Income Loss and Deficit
Total Revenue	438	199	368	279	912	399	102	352	337
Net Loss For Period	(6,962)	(6,066)	(2,257)	(1,599)	(1,223)	(4,941)	(3,081)	(3,951)	(4,218)
Per Share	(0.37)	(0.38)	(0.21)	(0.19)	(0.18)	(0.23)	(0.17)	(0.16)	(0.20)

Balance Sheet Data (at period end)
Total Assets	9,127	5,706	9,203	2,274	844	7,181	5,748	8,459	7,181
Total Long-Term Debt and Capital Lease Obligations	159	64	88	980	0	94	140	50	94
Cash Dividends Declared Per Share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

U.S. GAAP Reconciled Amounts
Net Loss For Period	(8,583)	(4,462)	(3,026)	(2,459)	n/a	(5,395)	(3,146)	n/a	n/a
Per Share	(0.48)	(0.26)	(0.29)	(0.28)	n/a	(0.24)	(0.18)	n/a	n/a
Total Assets	9,088	5,667	7,547	1,414	n/a	7,142	5,709	n/a	n/a

RISK FACTORS

         You should carefully consider the risks described below before purchasing our common shares. Our most significant risks and uncertainties are described below; however, they are not the only ones we face.

         If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the trading price of our common shares could decline and you may lose all or part of your investment.

Going Concern Qualification to Financial Statements

         Our auditors have raised the issue that we may not be able to continue as a going concern as a result of a lack of profits. We have used substantial amounts of working capital in our operations and have sustained significant operating losses. Since January 1, 2000 we raised approximately $15,029,024 from private placements and exercises of warrants and options. While this capital may allow us to operate in the short term, we may not be able to continue as a going concern thereafter if we do not generate profits or secure additional financing.

We Have A Limited Operating History That Makes An Evaluation Of Our Business Difficult

         We concluded our reorganization and commenced our current business in May 1994. To date, we have been engaged in product research and development and establishing our technology development strategy. Our technologies are beginning to become available for marketing release and licensing. In fiscal 2000, we launched our "freeware" version of the OpticBOOM™ Plug-in software application for Apple's QuickTime Movie Player. Our limited operating history makes evaluation of our business and prospects difficult. Companies in an early stage of development frequently encounter heightened risks and unexpected expenses and difficulties. For us, these risks include the following:

•	limited number of customers that have deployed products and services incorporating our technology;
•	limited number of manufacturers that have incorporated our technology into their products; and
•	our unproven long-term business model, which depends on generating the majority of our revenues from royalty and license fees paid by customers.

        These risks, expenses and difficulties apply particularly to us because our markets are new and rapidly evolving.

We Have A History Of Losses And Expect To Incur Losses In The Future

        We incurred net losses of approximately $1.2 million in fiscal 1996, $1.6 million in fiscal 1997, $2.3 million in fiscal 1998, $6.1 million in fiscal 1999, and $7.0 million in fiscal 2000, $4.9 million for the six month period ended December 31, 2000 and $2.0 million for the six month period ended June 30, 2001. As of December 31, 2000, we had an accumulated deficit of approximately $27.9 million. We have incurred net losses in each quarter since our inception, and we are not likely to achieve profitability in the next few years. We also expect to continue to incur increasing research and development, sales and marketing and general and administrative expenses. If we are to achieve profitability given our planned expenditure levels, we will need to generate and sustain substantially increased license and royalty revenues; however, we are unlikely to be able to do so for the foreseeable future. As a result, we expect to incur significant and increasing losses and negative cash flows for the foreseeable future.

There May Be An Adverse Effect On The Market Price Of Our Common Stock As A Result Of A Significant Number of Shares Being Available For Future Sale By Our Existing Shareholders

        With the registration of the shares of the selling security holders in this offering, a large amount of our outstanding share of our common stock will be eligible for resale to the public. This amount of common stock represents a significant overhang on the market for our common stock. The sale of a substantial number of shares of common stock, or even the potential of sale, in the public market following this offering could cause the trading price of our common stock to decline and to be highly volatile. Such sales could make it more difficult in the future for us to raise additional capital through the sale of our common stock.

We Have An Immediate Need For Additional Funds Which May Cause Dilution To Existing Shareholders

         We require substantial working capital to fund our business, particularly in light of our expected continued operating losses. Although we believe our existing cash balances and cash flow expected to be generated from future operations should be sufficient to meet our working capital requirements for at least five months, there can be no assurance that such funds will be sufficient. To the extent that such funds are insufficient to finance our working capital requirements, we will be required to raise additional funds through private or public equity or debt financing. Such additional financing could result in dilution to existing stockholders. There can be no assurance that the additional equity or debt financing, if required, will be available on acceptable terms, on a timely basis or at all. In the event that additional financing is unavailable, we may be required to reduce our sales and marketing efforts.

We Expect Our Operations To Continue To Produce A Negative Cash Flow; Consequently, If We Cannot Raise Additional Capital, We May Not Be Able To Fund Our Continued Operations

         Since our inception, cash used in our operations has substantially exceeded cash received from our operations, and we expect this trend to continue for the foreseeable future. As a result, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our products and services;
•	hire, train and retain employees; or
•	respond to competitive pressures or unanticipated requirements.

The Market For Our Products Is New And May Not Develop As We Anticipate

         Because the market for our products is newly emerging, the potential size of this new market opportunity and the timing of its development are uncertain. As a result, our profit potential is unproven. We are dependent upon the commercialization and broad acceptance by consumers and businesses of a wide variety of our products. A key component of our business is to enable businesses to deliver a new generation of interactive digital content and applications to users. Accordingly, some of our success will depend upon our ability to adhere to and adapt our products to evolving Internet, DVD and broadcast protocols and standards so that users may obtain popular content. If the market for our products does not develop or develops more slowly than we anticipate, our revenues will not grow as fast as anticipated, if at all.

Our Success Depends On Customers Introducing, Marketing And Promoting Products And Services For 3D Applications Based On Our Technology

         Our success depends on large customers such as cable television operators, Internet content providers, graphic software publishers, photographic image processors, web developers, television content providers, film content providers and film library owners introducing, marketing and promoting products and services based on our technology. To date, our products and services have been primarily used in connection with the conversion of 35mm and 70mm film and professional video media and computer animations from 2D to 3D. Unless customers introduce, market and promote products and services incorporating our technology in a successful and timely manner, our software platform will not achieve widespread acceptance, manufacturers will not use our software in their products and our revenues will not grow as fast as anticipated, if at all.

The Complexity And Expense Of The Large-Scale Deployment of Our Products and Services May Slow Deployment And Delay Market Acceptance

        The large-scale deployment of products and services incorporating our technology by customers is complex, time-consuming and expensive, and therefore each deployment of these products and services requires our expertise to tailor our technology to the customer's particular product offering. This conversion process requires a lengthy and significant commitment of resources by our customers and us. This commitment of resources may slow deployment which could, in turn, delay market acceptance of these products and services.

If Hardware Manufacturers Do Not Manufacture Products That Incorporate Our Technology, Or If These Products Do Not Achieve Acceptance, We May Not Be Able To Sustain Or Grow Our Business

        Our principle activity and main focus does not include the manufacture of hardware. Rather, we intend to license our software technology to manufacturers of cable set-top boxes, PC peripherals, DVD players, and digital cameras and camcorders. Accordingly, our success will depend, in part, upon our ability to convince a number of these manufacturers to manufacture products incorporating our technology and the successful introduction and commercial acceptance of these products. Our efforts in this regard are significantly dependent on customers deploying services using our technology. While we have had discussions with a variety of manufacturers, we have not entered into any agreements with any manufacturers to produce products which incorporate our technology. Our failure to convince these manufacturers to incorporate our software platform into their products, or the failure of these products to achieve broad acceptance with consumers and businesses, will result in revenues that do not grow as fast as expected, if at all.

Competition From Bigger, Better Capitalized Competitors Could Result In Price Reductions, Reduced Gross Margins And Loss Of Market Share

         The market for our products is new, competitive, subject to rapid technological change and evolving standards and significantly affected by new product introductions and other market activities of industry participants. We believe competition will intensify as the markets we have targeted develop and competitors focus on additional product and service offerings. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which would materially adversely affect our business, operating results and financial condition.

         Many of our existing and potential competitors have longer operating histories, longer customer relationships, greater name recognition and significantly greater financial, technical, sales and marketing and other resources than we do. Such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than we can. Further, current or potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of our current or prospective customers. Our current or future indirect channel partners may establish cooperative relationships with current or potential competitors, thereby limiting our ability to sell our products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current competitors may emerge and rapidly gain significant market share. There can be no assurance that existing or future competitors will not develop or offer technologies that provide significant economic, technological, creative or strategic advantages over those offered by us.

The following companies are our significant competitors:

- C3D Digital Inc. operates a 3D TV channel. Subscribers to the channel are required to purchase set-top hardware and to wear electronic 3D glasses to view the 3D content. The company also streams 3D media entertainment over the Internet. C3D Digital Inc. is publicly traded on the American Stock Exchange.

- Isee3D Inc. is a developer of 3D imaging software and hardware for use in the medical and defense industries. The company has adapted its 3D technology for use in the streaming of 3D stereoscopic entertainment over the Internet. Isee3D Inc. is publicly traded company listed on the Canadian Venture Exchange.

- VRex, Inc. is a manufacturer and marketer of 3D stereoscopic imaging products and services. It sells a bundled hardware and software application for viewing 3D streaming media files, and sells 3D cameras and projectors. VRex also provides 3D productions services to the theme park industry, and builds custom 3D entertainment modules for theme parks and trade shows. VRex, Inc. is a wholly-owned subsidiary of Reveo, Inc., a privately held company.

- 3DV Systems, Inc. markets an end-to-end solution for the creation, distribution and display of stereoscopic 3D video content. Their core technology is a 3D camera attachment that captures depth information during filming. In addition, 3DV Systems also markets a software product that encodes, compresses and transmits a 3D video signal over broadband and low-band infrastructures which is similar to our OpticBoom™ 3D technology. The company also targets the 2D special effects industry with 2D applications of their 3D technologies. 3DV Systems, Inc. is a privately held company founded in Israel.

- VisuaLABS Inc. develops image display technologies including glasses-free 3D display technology which competes with our technology. The company has announced that it plans to license its glasses-free technology to a builder of a network of shopping mall based 3D billboards. The company also licenses its technology for electronic projectors, computer workstations, arcade video games, and training simulators. VisuaLabs announced a “Grout-Free” tiling technology that enables seamless tiling of small LCD displays into larger displays. VisuaLabs Inc. is a publicly traded company listed on the Canadian Venture Exchange.

         Our ability to retain our existing customers and attract new customers depends on the quality of our products and services, the speed of our technological developments, the price of our products and services, our quality of marketing, our reputation in the industry and our ability to maintain customer satisfaction. To that end, we must continue to develop appropriate marketing solutions, incorporate new technological capabilities, meet time sensitive deadlines and devise appropriate pricing strategies. To the extent that our competitors are perceived as providing superior products and services, or to the extent that our customers are dissatisfied with our products and services, our business, operating results and financial condition could be materially adversely affected.

Our Lengthy Sales Cycle May Cause Fluctuations In Our Operating Results, Which Could Cause Our Stock Price To Decline

         We believe that the purchase of our products and services involves a significant commitment of capital and other resources by a customer. In many cases, the decision for our customers to use our products and services requires them to change their established business practices and conduct their business in new ways. As a result, we may need to educate our potential customers on the use and benefits of our products and services. In addition, our customers generally must consider a wide range of other issues before committing to purchase and incorporate our technology into their offerings. As a result of these and other factors, including the approval at a number of levels of management within a customer's organization, we expect our sales cycle to average from six to 12 months and may sometimes be significantly longer. Because of the length of our sales cycle, we have a limited ability to forecast the timing and amount of specific sales.

Our Success Depends On Our Ability To Keep Pace With The Latest Technological Changes

         The market for our products is characterized by evolving industry standards, rapid technological change and frequent new product introductions and enhancements. Our technology enables businesses to deliver a new generation of interactive digital content and applications to users. Accordingly, our success will depend in large part upon our ability to adhere to and adapt our products to evolving protocols and standards. Therefore, we will need to develop and introduce new products that meet changing customer requirements and emerging industry standards on a timely basis. We may encounter delays in the development and introduction of future products as well. In addition, we may:

•	fail to design our current or future products to meet customer requirements;
•	fail to develop and market products and services that respond to technological changes or evolving industry standards in a timely or cost-effective manner; and
•	encounter products, capabilities or technologies developed by others that render our products and services obsolete or noncompetitive or that shorten the life cycles of our existing products and services.

Our Limited Ability To Protect Our Intellectual Property And Proprietary Rights May Harm Our Competitiveness

         Our ability to compete and continue to provide technological innovation is substantially dependent upon internally developed technology. We rely primarily on a combination of trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. In addition, we have 17 patent applications pending in the United States and Australia. Patents may not be issued from these or any future applications. Even if they are issued, these patents may not survive a legal challenge to their validity or provide significant protection for us.

         The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously reduce demand for our products and services.

We Do Not Currently Have Liability Insurance To Protect Against Third-Party Intellectual Property Infringement Claims That Could Be Expensive To Defend

         We expect that, like other software product developers, we will increasingly be subject to infringement claims as the number of products and competitors developing 3D software grows and the functionality of products in different industry segments overlaps. We cannot guarantee that:

•	an infringement claim will not be asserted against us in the future;
•	the assertion of such a claim will not result in litigation;
•	we would prevail in such litigation; or
•	we would be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms, or at all.

         We currently do not have liability insurance to protect against the risk that licensed third-party technology infringes the intellectual property of others. Any claims relating to our intellectual property, regardless of their merit, could seriously harm our ability to develop and market our products and manage our day-to-day operations because they could:

•	be time consuming and costly to defend;
•	divert management's attention and resources;
•	cause product shipment delays;
•	require us to redesign our products; or
•	require us to enter into royalty or licensing agreements.

Failure To Manage Our Growth May Seriously Harm Our Ability To Deliver Products In A Timely Manner, Fulfill Existing Customer Commitments And Attract And Retain New Customers

         Our rapid growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources, especially as customers incorporate our software into their products and services. To the extent we add several customers simultaneously or add customers whose product needs require extensive customization, we may need to significantly expand our operations. Moreover, we expect to significantly expand our domestic and international operations by, among other things, expanding the number of employees in professional services, research and development and sales and marketing.

         This additional growth will place a significant strain on our limited personnel, financial and other resources. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to implement additional management information systems, to further develop our operating, administrative, financial and accounting systems and controls, to hire additional personnel, to develop additional levels of management within the corporation, and to maintain close coordination among our development, accounting, finance, sales and marketing, consulting services and customer service and support organizations. Failure to accomplish any of these requirements would seriously harm our ability to deliver products in a timely fashion, fulfill existing customer commitments and attract and retain new customers.

The Loss Of Any Of Our Key Personnel Would Harm Our Competitiveness

         We believe that our success will depend on the continued employment of our senior management team and key technical personnel. If one or more members of our senior management team or key technical personnel were unable or unwilling to continue in their present positions, these individuals would be very difficult to replace and our ability to manage day-to-day operations, develop and deliver new technologies, attract and retain customers, attract and retain other employees and generate revenues, would be seriously harmed. We do not maintain "key-man" life insurance for any of our management.

Our Planned Expansion Of Our Distribution Channels Will Be Expensive And May Not Succeed

         We intend to reach our customers through distribution agreements and strategic partnerships. The development of these indirect channels will require the investment of significant company resources, which could seriously harm our business if our efforts do not generate significant revenues. Moreover, we may not be able to attract indirect channel partners that will be able to effectively market our products and services. The failure to recruit indirect channel partners that are able to successfully market our products and services could seriously hinder the growth of our business.

Increasing Government Regulation Could Cause Demand For Our Products And Services To Decline Significantly

         We are subject not only to regulations applicable to businesses generally, but also laws and regulations directly applicable to the Internet. Although there are currently few such laws and regulations, state, federal and foreign governments may adopt a number of these laws and regulations governing any of the following issues:

•	user privacy;
•	copyrights;
•	consumer protection;
•	taxation of e-commerce;
•	the online distribution of specific material or content; and
•	the characteristics and quality of online products and services.

         The likelihood of such regulation being enacted will increase as the Internet becomes more pervasive and extends to more people's daily lives. Any such legislation or regulation could dampen the growth of the Internet and decrease its acceptance as a communications and commercial medium. If such a reduction in growth occurs, demand for our products and services will decline significantly.

We Are At Risk Of Securities Class Action Litigation Due To Our Expected Stock Price Volatility

         In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. This risk is especially acute for us because technology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. Due to the potential volatility of our stock price, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

Undiscovered Defects In Our Software May Arise Which Could Cause A Loss Of Customers

         Our products are complex software products which may contain defects or failures that may be detected at any point in the product's life. We use the independent testing firm VeriTest of Santa Monica, California, to test our products across different computer platforms. Despite this testing, errors may still be found in new products or releases of commercial shipment, resulting in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources and harm to our reputation. Although we believe our company will be able to correct any discovered defects, we may experience delays or lost revenue during periods such defects are being corrected. Any such occurrence could have a material adverse effect on our business, operating results and financial condition.

Enforcement Of Civil Liabilities Against Us May Be Difficult

         As a substantial amount of our assets are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court the United States against our assets and our subsidiaries or our directors and officers which are resident outside of the United States.

We Are Subject To Government Regulations, Including Safety Standards, Of A Number Of Countries

         We are commercially active in a number of countries which regulate aspects of our products. Full compliance in one jurisdiction is not a guarantee that products do not violate regulations or exceed safety limits in other jurisdictions. Although our licensees are generally responsible for compliance with safety and other laws in each country to which licensed products are supplied, there can be no absolute guarantee that product liability can be isolated to our licensees or that our prototypes could not cause litigation in case of accidental malfunction or breach of safety standards. There can be no assurance that the claims against us can be successfully defended or that the consequences of such litigation may not have a material effect on our business or financial results.

         Prior to introducing the hardware products in certain countries, we may be required to submit products for testing to local electrical and electromagnetic interference safety standards. Failure to be able to meet the local safety standards may result in our not being approved to sell the products in the country concerned. There can be no assurance that we will be able to comply with such regulations.

Our Assets And Liabilities Are Subject To Currency Fluctuations

         We currently bill only in United States and Australian dollars with our revenues and expenses, and our assets and liabilities recorded in our subsidiary company's functional currency which is translated to Canadian dollars for reporting purposes. Exchange rates for these currencies often fluctuate in relation to the Canadian dollar and such fluctuations may effect our assets and liabilities when they are translated to Canadian dollars. We do not currently engage in any hedging transactions in international currencies.

There Can Be No Assurance That Our International Patent Applications Will Be Granted Or, If Granted, Will Survive Legal Challenges To Their Validity

        During the preparation of patent applications, international preliminary examiners' reports have identified international patents that may conflict with our patent applications. For each potential conflict, we have provided a response indicating the areas in which our applications are unique and innovative and therefore avoid conflict with the third party patents. We believe that the responses will be adequate to distinguish our applications from third party patents; however, there can be no assurance that any patents will be issued pursuant to these applications or that, if granted, such patents would survive a legal challenge to their validity or provide significant protection for us.

There Is No Public Market For Our Securities In The United States

         Our securities are currently only traded on the Canadian Venture Exchange, a relatively recently formed securities exchange which is in the process of being acquired by the Toronto Stock Exchange. There is no guarantee that a liquid, public market would exist for our securities. Accordingly, you may not be able to liquidate an investment in our securities and, therefore, should be prepared to bear the economic risk of such an investment for an indefinite period and to withstand a total loss of the investment.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         The words "may," "will," "expect," "anticipate," "believe," "continue," "estimate," "project," "intend," and similar expressions used in this prospectus are intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date made. You should also know that such statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Should any of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may differ materially from those included within the forward-looking statements.

USE OF PROCEEDS

         We will not receive any proceeds from the sale of common shares by the selling security holders. 2,685,706 of the shares being offered by the selling security holders are issuable upon exercise of outstanding warrants owned by the selling security holders. These warrants have exercise prices ranging from $3.50 to $5.50 per share. We will realize proceeds (representing payment of the exercise price) upon the exercise of such warrants by the selling security holders.

EXCHANGE RATE INFORMATION

         The following table sets forth:

•	the rates of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of each of the June 30 fiscal year periods indicated, at the six months ended December 31, 2000 and 1999 and at the six months ended June 30, 2001 and 2000;

•	the average exchange rates based on the last day of each month during such periods; and
•	the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Fiscal Year Ending June 30,					Six Months Ended December 31,		Six Months Ended June 30,
	2000	1999	1998	1997	1996	2000	1999	2001	2000
Rate at End of Period	$0.6758	$0.6786	$0.7303	$0.7241	$0.7325	$0.6669	$0.6925	$0.6590	$0.6758
Average Rate During Period	$0.6787	$0.6623	$0.7059	$0.7223	$0.7335	$0.6649	$0.6759	$0.6515	$0.6817
High Rate	$0.6969	$0.6917	$0.7303	$0.7456	$0.7513	$0.6831	$0.6925	$0.6697	$0.6969
Low Rate	$0.6607	$0.6307	$0.6819	$0.6967	$0.7238	$0.6410	$0.6607	$0.6333	$0.6629

On November 13, 2001, the noon buying rate in New York City for cable transfers in Canadian dollars was $0.6257 = $1.00 Canadian.

MARKET FOR COMMON SHARES

         Since our founding in September of 1993 through the merger of the Vancouver and Alberta Stock Exchanges in November 1999, common shares have been listed and posted for trading on the Canadian Venture Exchange, or CDNX, and the Alberta Stock Exchange, or ASE, under the stock symbol "DDE." Prior to November 1999, our common shares were traded on the ASE. The following table sets forth the high and low closing bid prices on the CDNX and ASE and the volume of common shares traded for each fiscal quarter for the period indicated. All financial figures are expressed in Canadian dollars.

Fiscal Period
(June 30 year-end)	High	Low	Volume
2001
Fourth Quarter	$3.75	$2.77	406,658
Third Quarter	$4.25	$3.00	525,392
Second Quarter	$4.48	$3.00	797,354
First Quarter	$4.50	$3.00	225,977

2000
Fourth Quarter	$7.25	$4.56	562,800
Third Quarter	$16.50	$6.35	874,565
Second Quarter	$9.50	$3.25	575,565
First Quarter	$9.25	$2.50	1,124,548

1999
Fourth Quarter	$3.80	$1.15	939,164
Third Quarter	$1.50	$0.80	121,720
Second Quarter	$2.05	$1.10	223,437
First Quarter	$2.20	$1.65	886,478

1998
Fourth Quarter	$2.25	$1.20	1,605,107
Third Quarter	$1.90	$0.75	421,963
Second Quarter	$2.00	$1.25	523,799
First Quarter	$2.30	$1.15	852,689

         Prices and volume for periods prior to August 1998 have been restated to give effect to a one-for-five reverse stock split. On November 13, 2001, the closing bid price of the common shares on the CDNX was $2.00 per share (U.S. $1.25).

        As of October 31, 2001, common shares were held by 34 registered holders in the United States of a total of 224 holders of record. We believe that there are additional beneficial owners of our common shares who own their shares in "street name." The common shares currently are not listed for trading on any securities exchange in the United States. The common shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

DIVIDEND POLICY

         We have not paid any cash dividends to date, and have no intention to pay any cash dividends on our common shares in the foreseeable future. The timing, amount and form of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

CAPITALIZATION

         The following table sets forth our capitalization as of June 30, 2001. The table should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of June 30, 2001
Short-term debt and current portion of capital lease obligation	513,700

Long-term debt and capital lease obligations, less current portion	49,870
Share capital	35,441,829
Deficit	(27,876,584)
Cumulative translation adjustment	(456,328)
Total shareholders' equity	7,108,917
Total capitalization	7,672,487

SELECTED FINANCIAL DATA

         The following selected consolidated financial data should be read in conjunction with the financial statements and notes thereto and with "Operating and Financial Review and Prospects" and other financial data included elsewhere in this prospectus. The consolidated statements of loss and deficit for the years ended June 30, 2000, 1999 and 1998 and the balance sheet data at June 30, 2000 and 1999, are derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of loss and deficit for the year ended June 30, 1997 and 1996 and the balance sheet data at June 30, 1998, 1997 and 1996 are derived from audited consolidated financial statements not included elsewhere in this prospectus. The interim consolidated statements of loss and deficit for the six months ended December 31, 2000, and the six months ended December 31, 1999, which has not been audited, the interim financial statements for the six months ended June 30, 2001 and the six months ended June 30, 2000, which have not been audited, are included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in Canadian GAAP which vary in certain respects from U.S. GAAP. See Note 18 to the financial statements for a discussion of the significant differences between Canadian GAAP and U.S. GAAP as they apply to us for the periods presented therein. Note that historical results are not necessarily indicative of future results.

	Year Ended June 30
	2000	1999	1998	1997	1996
Income Loss and Deficit
Total Revenue	438	199	368	279	912
Net Loss For Period	(6,962)	(6,066)	(2,257)	(1,599)	(1,223)
Per Share	(0.37)	(0.38)	(0.21)	(0.19)	(0.18)

Balance Sheet Data (at period end)
Total Assets	9,127	5,706	9,203	2,274	844
Total Long-Term Debt and Capital Lease Obligations	159	64	88	980	0
Cash Dividends Declared
Per Share	0.00	0.00	0.00	0.00	0.00

U.S. GAAP Reconciled Amounts
Net Loss For Period	(8,583)	(4,462)	(3,026)	(2,459)	n/a
Per Share	(0.48)	(0.26)	(0.29)	(0.28)	n/a
Total Assets	9,088	5,667	7,547	1,414	n/a

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following "Operating and Financial Review and Prospects" should be read in conjunction with "Selected Financial Data" and the consolidated financial statements and notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Background and Basis of Presentation

        We are a developer of software and hardware applications used to create 3D images or convert 2D images to 3D, and applications used to deliver such images to the consumer market through the Internet, broadcast, satellite and cable television, theatrical movies, and DVD. We have developed a range of patented software and hardware applications centered upon the emerging demand and technical feasibility of displaying still and moving images in "stereoscopic 3D." Our solutions are designed for use in a broad range of markets including Internet, cable, satellite or terrestrial broadcasting, film and prerecorded video and DVD markets.

        Since inception, we have incurred operating losses of approximately $27.9 million related to the development and commercialization of our technologies. We anticipate the launch of significant second and third generation developments of previously successful commercialized products through the remainder of 2001 which will generate revenue and continue our expansion as a technology-based marketing, licensing and distribution company. The rate at which this expansion will occur is dependent on a number of factors, many of which are beyond our control. These include the willingness of production companies to make their content available in 3D, the willingness of broadcasters and cable system operators to invest in our technologies, and the willingness of consumers to buy and use the ancillary equipment needed to view 3D images using our technologies, such as LCD shutter or red/blue anaglyph glasses.

        The consolidated financial statements include our accounts and the accounts of our wholly- owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Our research and development operations are located in Perth, Australia. We are incorporated under the laws of Canada and prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP. The notes to the consolidated financial statements include a note which describes the principal differences between Canadian GAAP and U.S. GAAP.

        In August 1998 we effected a one-for-five reverse stock split. In this prospectus, all references to numbers of shares and purchase or exercise prices per share have been adjusted to give effect to the reverse stock split. In August, 2000, we changed our fiscal year end to December 31 to report our financial results concurrently with most other companies in our industry.

Results of Operations

         Our results of operations reflect a continuing focus on our research and development program together with an expansion of marketing activities as our technologies were developed to a level where they could begin to be commercialized.

Revenues

        During fiscal 2000, 1999 and 1998, the six month period ended December 31, 2000 and 1999, and the six month period ended June 30, 2001 and 2000 our revenues were derived from the following sources:

	Year ended June 30			Six Months Ended December 31	Six Months Ended December 31,	Six Months Ended June 30,
	2000	1999	1998	2000	1999 (Unaudited	2001 (Unaudited)	2000 (Unaudited)
Technology revenue	274,629	29,545	299,099	208,253	28,950	225,368	245,679
Interest income	144,489	110,583	31,321	158,808	64,174	38,725	80,315
Other	19,305	58,698	37,645	32,543	8,559	88,013	10,746
Total	438,423	198,826	368,065	399,604	101,683	352,106	336,740

        Technology revenue represents amounts received from services performed related to the conversion of 2D to 3D content, license fees paid for the use of our technologies, and sales of our hardware products described below.

         Interest was earned from cash balances invested in cash management accounts. The significant increase in interest income year-to-year is a result of the investment of funds received from our May 1998 private placement of common shares, the exercise of options during May and June 1999, a further private placement of common shares in January 2000 and exercise of warrants in May 2000.

        Other revenue represents amounts received by our Australian subsidiary, Dynamic Digital Depth Australia Pty Ltd, by way of Export Market Development Grants from the Federal Government of Australia. These grants are provided to Australian companies to assist them in developing export markets and are calculated by reference to both export revenues earned and expenses incurred in developing export markets.

        The table below details revenues received from these technologies for the fiscal 2000, 1999 and 1998 years, the six months ended December 31, 2000 and 1999, and the six months ended June 30, 2001 and 2000:

	Year ended June 30			Six Months ended December 31	Six Months ended December 31,	Six Month Period ended June 30,
	2000	1999	1998	2000	1999 (Unaudited)	2001 (Unaudited)	2000 (Unaudited)
License fees	14,056	14,340	250,014	--	14,475	--	--
Conversion services	185,494	15,205	4,309	48,412	--	57,962	63,186
Hardware sales	75,079	--	--	159,841	14,475	167,406	182,493
Sale of prototypes	--	--	44,776	--	--	--	--
Total	274,629	29,545	299,099	208,253	28,950	225,368	245,679

         License fees represent amounts received from several corporations including Video Applications Inc., Tomen Corporation, Imagica Corporation (Japan) and Imagica USA in relation to agreements entered into with those organizations that allowed them to evaluate the suitability of our technologies in the context of the customer's business operations. We received the following license fees:

during fiscal 1998, from Tomen ($65,554), Imagica Japan ($99,375) and Imagica USA ($85,085);
during fiscal 1999, from Imagica USA; and
during fiscal 2000, from Video Applications, Inc.

         Conversion services represent amounts received from several customers for work undertaken in converting 2D material into 3D, using technologies and techniques developed by us. These activities represent the initial commercialization of those technologies and techniques. Conversion services have been purchased by customers in the entertainment industry, such as theaters operated by Imagica Corporation, and by customers for use in their advertising campaigns.

         Hardware sales represent sales of equipment using technologies developed by us. These activities represent the initial commercialization of those technologies. To date our hardware sales have been made to one customer, Karl Storz Imaging. This hardware modifies the video image produced by medical imaging products used in surgery and converts it to 3D. This allows medical personnel to view surgical procedures in 3D as the surgery is performed. Karl Storz markets and sells our hardware primarily to hospitals and other medical facilities.

         None of the agreements referred to above that have generated revenues in the periods covered by this prospectus are currently in force.

         In the overall context of our past operations, we have, and will continue to generate revenue as we launch significant second and third generation developments of previously commercialized products through the remainder of 2001.

Operating Expenses

         The following table sets forth financial data relating to operating expenditure for the periods indicated:

	Year ended June 30			Six Months ended December 31,	Six Months Ended December 31,	Six Months Ended June 30,
	2000	1999	1998	2000	1999 (Unaudited)	2001 (Unaudited)	2000 (Unaudited)
Amortization	468,520	137,230	42,225	524,989	127,390	527,754	341,130
General and administrative	4,112,533	2,280,180	1,510,458	2,341,673	1,928,852	1,398,457	2,332,451
Interest and borrowing costs	72,910	-	264,633	31,865	40,980	21,519	31,930
Market development	54,577	210,023	306,324	274,778	30,935	92,747	23,642
Project and patenting costs	177,435	18,803	32,883	391,192	28,665	-	-
Salaries and wages	2,514,467	1,023,180	468,435	1,775,706	1,025,997	1,910,458	1,488,470
Development costs	-	2,595,619	-	-	-	-	-
Total	7,400,442	6,265,035	2,624,958	5,340,203	3,182,819	3,950,935	4,217,623

Fiscal 2000 Compared to Fiscal 1999

         The increase in amortization expense was a net result of a number of significant developments during the period. These were:

		$000's
•	In November 1999 our United States subsidiary, Dynamic Digital Depth USA Inc., commenced fit-out works with respect to new offices which it eventually relocated to in March 2000. This has resulted in an increase in amortization of leasehold improvements of:	101
•	During the period under review there was increased expenditure incurred with respect to the registering of patents to protect our intellectual property. After our review, it was determined that there was no likely economic benefit to be derived from certain patents and applications held by us. Accordingly, it was determined that the accumulated costs at June 30, 2000 associated with these patents would be expensed and any amortization accrued to that date be written back. Consequently there was a slight reduction in the amortization of patents of:	(2)
•	As a result of funds generated from private placements and option conversions, we implemented a program to upgrade and replace capital equipment. This increase in leased and owned equipment has resulted in an increase in depreciation and amortization of:	151
•	Until March 31, 1999 it was our policy to capitalize research and development expenditures, including depreciation and amortization charges attributable to such activities. After March 31, 1999 we decided to no longer continue with this practice. Consequently, in preparing the financial statements for fiscal 2000 there was an increase in amortization charged of:	81
•	Net comparative increase in amortization	$331

        The increase in general and administrative expenses was a net result of a number of significant developments during the period. These were:

		$000's
•	An increase in fees paid to external accountants and auditors for services provided in relation to the registration of our common shares with the SEC, including the preparation of registrations statements on forms 20-F and F-1, resulted in an increase in expenditure of:	196
•	The use of professional advisors to assist us in raising additional capital resulted in an increase in professional fees of:	79
•	The increased use in the services of legal advisors in connection with raising capital and registering our common shares in the United States resulted in a net increase in expenditure of:	136
•	The reduction in the use of external consultants involved with the establishment of a corporate database, preparation of marketing plans and submissions to government bodies resulted in an net decrease in expenditure of:	196
•	The ongoing use of public relations and investor relations firms to assist with the continued promotion of our profile in the United States with potential customers and investors resulted in an increase in expenditure of:	184
•	Increased activity in the move towards commercialization of our technology resulted in an increase in payments to sub-contracted personnel of:	395
•	The relocation of the offices of our U.S. subsidiary to larger premises and the execution of a full year lease of new office premises in Perth, Western Australia resulted in a net increase in rental expenditure of:	122
•	The increase in attendance at various exhibitions designed to promote awareness of our technologies resulted in a net increase in expenditure of:	46
•	The development of a new corporate image, including our new logo, new stationery and an upgraded annual report, resulted in a net increase in expenditure of:	96
•	Expansion in the activities of our U.S. subsidiary and our Perth, Western Australian operations together with an increase in fixed assets during fiscal 2000 resulted in an increase in insurance premiums of:	49
•	Increased staffing levels and computing requirements led to an increase in computing support of:	52
•	The net result of movements in exchange rates between the Canadian, Australian and United States dollars coupled with activities occurring in those three countries resulted in a net increase in foreign exchange losses of:	100
•	The continued expansion of our activities both in the area of research and development and the early stages of commercialization has meant a substantial growth in numbers of employees in both the Perth, Western Australia and Los Angeles offices. This resulted in an increase in recruitment expenditures of:	252
•	During fiscal 1999 it was our policy to capitalize research and development expenditures, including certain general administrative charges such as a proportion of rent paid, travel and accommodation. In fiscal 2000, the decision was made to no longer continue with this practice. Consequently, in preparing the financial statements for fiscal 2000 there was an increase in general administrative expenditure of:	52
•	The consolidation of operations in the United States, the growth in staff numbers plus the increased operational activities in both Australia and the United States resulted in an increase in general and other administrative expenditure of:	87
•	Increased staffing in the United States and an increased effort in marketing and capital raising efforts resulted in an increase in travel expenses of:	54
•	Non-payment of director's fees	(25)
•	Net comparative increase in expenditure	$1,833

        The increase in salary and wages expenses was a net result of a number of significant developments during the period. These were:

		$000's
•	In fiscal 2000, the decision was made to no longer capitalize research and development expenditures, including certain applicable salary and wages and personnel costs. Consequently, there was an increase in personnel expenditures of:	737
•	Significant increases in the numbers of personnel employed in the United States has resulted in an increase in personnel costs of:	639
•	Increased activities in the Perth, Western Australian operations, including the employment of additional staff and sub-contractors resulted in a net increase in expenditure of:	115
•	Net comparative increase in expenditure	$1,491

Fiscal 1999 Compared to Fiscal 1998

        The increase in amortization expense is related to the acquisition of additional leased and owned assets during the last quarter of fiscal 1998, including those assets associated with the establishment of our United States operations. During fiscal 1999, these additional leased and owned assets incurred a full year of amortization compared to only a quarter of amortization in fiscal 1998.

        The increase in general and administrative expenses was a net result of a number of significant developments during the period. These were:

		$000's
•	In May 1998, our U.S. subsidiary commenced operations, including opening an office in Los Angeles. This has resulted in a full year increase in expenditure of:	286
•	The use of external consultants to assist with the establishment of a corporate database, preparation of marketing plans and submissions to government bodies and general advice and assistance on administrative and accounting matters resulted in an increase in expenditure of:	95
•	The appointment of public relations and investor relations firms to assist with the establishment and promotion of our profile in the United States resulted in an increase in expenditure of:	129
•	The establishment of our U.S. offices resulted increased rental expenditure of:	113
•	The lease of new office premises in Perth, Western Australia (including a period of time during which an extensive fit-out was undertaken and the new premises were unoccupied) resulted in an increase in expenditure of:	135
•	The commencement of operations by the U.S. subsidiary created additional travel and accommodation costs which resulted in a net increase in expenditure of:	58
•	The net result of movements in exchange rates between the Canadian, Australian and United States dollars coupled with activities occurring in those three countries resulted in a net increase in foreign exchange gains of:	(340)
•	As a result of production projects undertaken in the latter half of fiscal 1999 there was an increase in sub-contractor costs (not related to research and development) of:	191
•	Our increased activities, including the activities of our newly- established United States office, resulted in increased telecommunications expenditures of:	78
•	Payment of director's fees	25
•	Net comparative increase in expenditure	$770

        No interest expense was incurred during fiscal 1999 as the promissory notes, together with accrued interest were converted into common shares and warrants in May 1998 in connection with a private placement.

        The commencement of operations in the United States and the employment of full time staff has resulted in a reduction in comparative marketing expenditure of $77,000 as much of what was previously done by external parties is now done "in-house."

        Project costs have reduced as those projects requiring outsourced materials have been reduced and other projects that are more labor intensive have developed.

        In addition to other increases in operating expenses outlined above, the commencement of our operations in the United States also resulted in an increase in salaries and wages of approximately $361,000. The balance of the increase ($193,000) in this expenditure gained resulted from salary increases awarded to staff employed by the Australian subsidiaries, together with the employment of additional personnel in those subsidiaries.

        As discussed elsewhere in this prospectus, commencing on July 1, 1996, we began a program of identification of development expenditure incurred during each of the subsequent fiscal years for which it was considered appropriate within Canadian GAAP guidelines to be capitalized as deferred. This practice was continued up to and including the interim period ended March 31, 1999. Since June 30, 1999 we have reviewed this policy and are now of the opinion that it is no longer appropriate to continue to carry such deferred costs. This decision was arrived after taking into account the nature of such expenditures, the status of the various projects for which expenditure had been deferred and the future directions we are taking with regard to the marketing and commercialization of our technologies. Having undertaken this evaluation and determining that previously capitalized development costs of $2,595,619 (including those amounts capitalized during the interim period to March 31, 1999 of $987,399) no longer met the criteria for deferment it was decided to write back that amount as a charge against fiscal 1999.

Six Months ended December 31, 2000 Compared to Six Months ended December 31, 1999

        The increase in amortization expense was a net result of the following developments during the period. These were:

		$000's
•	As a result of funds generated from private placements and option conversions, we implemented a program to upgrade and replace capital equipment. In addition, in November 1999 our United States subsidiary, Dynamic Digital Depth USA Inc., commenced fit-out work with respect to new offices which it eventually relocated to in March 2000. These factors resulted in increases in depreciation of capital equipment and amortization of leasehold improvements of:	340
•	Since July 1, 2000, the Company has prospectively changed the period over which its patents are amortized from 20 years to five years resulting in an increase in patent amortization of:	58
•	Net comparative increase in amortization expenditure	398

        The increase in general and administrative expenses was a net result of the following developments during the period. These were:

		$000's
•	The conversion of some sub-contractors to full-time employees coupled simply with the use of less sub-contractors resulted in a decrease in expenditure of:	(277)
•	The appointment of public relations and investor relations firms to assist with the establishment and promotion of our profile in the United States resulted in an increase in expenditure of:	124
•	The use of external accountants and auditors and other legal and professional advisors in connection with audits, taxation, the registration of our common shares with the SEC on Form F-1 and filng of Form 20-F resulted in an increase in expenditure of:	299
•	We developed a new website in line with our future marketing related focus that is also e-commerce capable resulting in an increase in expenditure of:	111
•	Increased staffing levels and computing requirements led to an increase in computing support of:	66
•	The increase in attendance at various exhibitions designed to promote awareness of our technologies resulted in a net increase in expenditure of:	62
•	The relocation of the offices of our U.S. subsidiary to larger premises and the execution of a full year lease of new office premises in Perth, Western Australia resulted in a net increase in rental expenditure of:	28
•	Net comparative increase in general and administrative expenditure	413

        The expansion of our operations in the United States of America have resulted in an increase in marketing expenditures in the six months ended December 31, 2000 when compared to the six months ended December 31, 1999 of approximately $244,000.

        At December 31, 2000, we undertook a review of our patent portfolio in light of a new policy that we adopted to write off the costs incurred in applying for and registering such patents where there is no reasonable prospect that the technology represented by the patents will be capable of producing revenues within the next succeeding twelve months. As a result, our project and patenting costs increased by approximately $363,000 for the six months ended December 31, 2000 wen compared to the six months ended December 31, 1999.

        In fiscal 2000, the decision was made to no longer capitalize research and development expenditures, including certain applicable salary and wages and personnel costs. Consequently, there was an increase in personnel expenditures. This, coupled with the fact that there was a significant increase in the number of personnel employed in the United States, resulted in an increase in salary and wages of approximately $750,000.

Six Months ended June 30, 2001 Compared to Six Months ended June 30, 2000

The increase in amortization expense was a net result of the following developments during the period. These were:

		$000's
•	In November 1999 our United States subsidiary, Dynamic Digital Depth USA Inc., commenced fit-out work with respect to new offices which it eventually relocated to in March 2000. This has resulted in a full periods’ amortization and a corresponding increase of:	72
•	We implemented a program to expand and replace various technical and other equipment during the six-months ended June 30, 2000. This has resulted in a full periods’ amortization and a corresponding increase of:	70
•	Development of the Company’s website during the latter half of calendar 2000 resulted in an increase in amortization expense of:	45
•	Net comparative increase in amortization expenditure	187

The decrease in general and administrative expenses was a net result of the following developments during the period. These were:

		$000's
•	The conversion of consultants and sub-contractors to full-time employees resulted in a decrease in expenditure of:	(514)
•	The elimination of certain IT, website and PR support contracts resulted in a decrease in expenditure of:	(420)
•	Net comparative decrease in general and administrative expenditure	(934)

The increase in salary and wages expenses was a net result of the following developments during the period. These were:

		$000's
•	The conversion of consultants and sub-contractors to full-time employees resulted in an increase in expenditure of:	324
•	The full periods’ impact of additional employees at senior levels resulted in an increase in expenditure of:	98
•	Net comparative increase in salary and wages expenditure	422

Liquidity and Capital Resources

        For fiscal 2000 we incurred a net loss of approximately $7 million, with an operating cash flow deficit averaging approximately $506,000 per month. For the six months ended December 31, 2000 we incurred a net loss of approximately $5 million with an operating cash flow deficit averaging approximately $640,000 per month. For the six months ended June 30, 2001 we incurred a net loss of approximately $3.6 million with an operating cash flow deficit averaging approximately $450,000 per month. The operating cash flow deficit does not include the effects of the net funds raised of $10,049,000 from private placements of common shares and conversion of options, nor $2,771,000 principally outlaid on the fit-out of new office premises and acquisition of furniture, fittings and office equipment for our premises in Los Angeles. The net losses principally reflect the pre-commercial operations of our business and corporate overhead. As of December 31, 2000, we had net working capital of approximately $1.5 million, including a cash balance of approximately $2.5 million. As of June 30, 2001, we had an accumulated deficit of approximately $3,532,000, including a cash balance of $4.6 million. Through June 30, 2001 we had an accumulated deficit of approximately $27.8 million.

        During the latter half of fiscal 2000 we made significant progress towards full commercial operation. Product introductions and expanded marketing will require significant additional expenditures in fiscal 2001. As a result, it can be expected that short-term operating losses could accelerate from those experienced over the past year. In addition, we expect to require approximately $1.5 million in capital expenditures during fiscal 2001.

        Historically, we have met our working capital requirements through financing transactions involving the private placement of equity securities or equity equivalents.

        During fiscal 2000, we completed private placements of common shares, that yielded net proceeds of approximately $4.9 million, warrant exercises that yielded net proceeds of approximately $5.0 million and option exercises that yielded net proceeds of approximately $160,000.

        On September 30, 1999, we exercised our option to purchase an office building located at 8 Brodie Hall Drive, Technology Park, Bentley, Western Australia at A$2,000,000 (US $1,305,568). The purchase of the building was completed on October 15, 1999 and was financed by a short term loan facility for A$2,000,000 (US $1,295,000) to Dynamic Digital Depth Australia Pty. Ltd. from the Bank of Western Australia Ltd. The loan facility was secured by the property and guaranteed by us or our subsidiary, but required that any income from the sale of units of the building be applied to the reduction of debt or as additional security for repayment of debt in the manner required by the bank. Partial repayments of the loan facility amounting to A$1,450,000 (US $930,441) were financed from sales of two units in the building, including those occupied by us and our subsidiaries. On November 16, 1999, Dynamic Digital Depth Australia Pty. Ltd. entered into two separate contracts of sale that generated A$1,600,000 (US $1,026,694) in gross sales and we expect to achieve sales of the remaining units prior to the expiration of the current fiscal year. In the event that sales have not been finalized by that date the short-term loan facility will be renegotiated to cover the outstanding loan balance.

        Our two Australian subsidiaries, Dynamic Digital Depth Australia Pty. Ltd. and Dynamic Digital Depth Research Pty. Ltd., currently occupy one unit of the building. Prior to exercising the option and acquiring ownership of the building on October 15, 1999, the subsidiaries were paying rent of A$20,000 (US $12,950) per month pursuant to a lease with the owner and option holder, Boston Tower Pty Ltd. Upon selling unit 1, Dynamic Digital Depth Australia Pty. Ltd. entered into a ten-year lease with the purchaser at an annual rental of A$121,280 (US $61,003). The remaining three units in the building not already sold will be disposed of on a unit by unit basis. Dynamic Digital Depth Australia Pty. Ltd. has leased two of the unsold units out on a three-year lease at an annual rental of A$78,720 (US $39,596) per annum. The other unsold unit remains unlet at this time, although tenants are being actively sought.

        For the fiscal year ended June 30, 1999, we incurred a net loss of approximately $6.1 million, with an operating cash flow deficit averaging approximately $316,000 per month. The operating cash flow deficit does not include the effects of the net funds raised of $2,682,000 from private placements of common stock, nor the outlay of $509,000 in connection with the acquisition of the new building in Perth, Western Australia. With the exception of the write back of the accumulated deferred development expenditure of $2,596,000 the net losses principally reflect the pre-commercial operations of our business and corporate overhead. As of June 30, 1999, we had net working capital of approximately $3.7 million, including a cash balance of $3.8 million. Through June 30, 1999, we had an accumulated deficit of approximately $12.4 million.

        In June 1999, we entered into a development agreement with General Instrument Corporation (now known as Motorola, Inc. Broadband Communications Sector), a major manufacturer of cable head-end equipment and television set-top boxes. In connection with this agreement, General Instrument purchased 1.5 million common shares and 1.0 million common share purchase warrants for net proceeds of approximately $2.8 million. At the same time, we received a co-investment from Banco del Gottardo, a Swiss bank, with net proceeds of $930,000, in exchange for 500,000 common shares and 500,000 common share purchase warrants. The common share purchase warrants issued to General Instrument and the co-investor are exercisable over a three year term with increasing exercise prices ranging from $3.50 to $5.50 per share. Under the development agreement, US$250,000 will be used to pay General Instrument for equipment and engineering services to integrate our 2D-compatible 3D technology and General Instrument's digital set-top terminals.

        During 1998, we completed private placements of convertible notes, common shares and common share purchase warrants, yielding net proceeds of approximately $8.6 million.

        During fiscal 1998, we used $2.0 million in cash for operating activities, reflecting primarily the net loss for the year of $2.3 million adjusted for net non-cash expenses that were approximately $258,000.

        Investing activities used $1.8 million in fiscal 1999, primarily for development and patent costs (approximately $973,000), purchase of capital assets (approximately $341,000) and the payment of a non-refundable option fee of $509,000 in respect of the building occupied by our Australian subsidiaries in Perth, Australia.

        Investing activities used net cash of $764,000 during fiscal 1998. These funds were again primarily used for development and patent costs (approximately $608,000) and the purchase of capital assets of approximately $164,000, partially offset by $8,000 in proceeds from the sale of capital assets.

        During fiscal 1999, financing activities used approximately $1.5 million of the proceeds of the May 1998 private placement to repurchase 741,174 common shares. The repurchase of shares was recommended and financed by the investors in the private placement to provide liquidity in the market for our shares reducing the impact of sales by smaller investors which had depressed our share price. We believed that it was in the best interest of our shareholders to enhance liquidity in the common shares and to acquire the shares available at a price below management's view of the fair market price of the common shares. Such repurchases were completed in November 1998. Also during fiscal 1999, we raised approximately $3.7 million in financing from General Instrument and a co-investor together with another $494,000 from the exercise of options and warrants.

        Financing activities provided net cash to us of $7.0 million during fiscal 1998. These funds were generated primarily by the sale of the convertible notes, common shares and common share purchase warrants as previously described above.

        Subsequent to year-end, we completed a private placement of 1,796,079 units (consisting of one common share and one-half common share purchase warrant), raising net proceeds of $5,029,024, which we expect to meet our liquidity needs for the balance of fiscal 2001. However, we expect that we will require additional financing in early fiscal 2002 which may take the form of private placements of debt or equity securities with financing sources or from development partners. We are in discussions with a number of potential financing sources, including investment banking firms and strategic partners, regarding transactions which would provide us with sufficient resources to meet our working capital requirements for the next twelve months. However, these discussions have not resulted in any definitive agreements. Accordingly, there can be no assurance that such financing will be available on attractive terms to us, if at all. If we are unsuccessful in obtaining financing we may be required to seek to license our technologies to third parties who are financially better able to exploit the technologies or we may be required to curtail operations.

Impact of Recently Issued Accounting Standards

        In June 1998 (effectiveness date revised in June 1999), the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. The Statement will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. We have not yet determined what the effect of Statement 133 will be on our earnings and financial position.

OUR BUSINESS

History and Development

         We were incorporated as Mirabeau Resources Limited pursuant to the provisions of the Business Corporations Act (Alberta) on February 4, 1987 to pursue oil and gas exploration opportunities, with a listing of our common shares on the Alberta Stock Exchange on April 27, 1987. In 1991 we abandoned our oil and gas exploration activities, and began to explore business opportunities that would take advantage of our public status. Eventually, in 1994, we became the subject of a reverse takeover by two related Australian companies, Xenotech Australia Pty. Ltd. (now known as Dynamic Digital Depth Australia Pty. Ltd.) and Xenotech Research Pty. Ltd. (now known as Dynamic Digital Depth Research Pty. Ltd.). In late 1998 we changed our name to our current name, to better identify us with our business. We remain a reporting issuer in the Province of Alberta, Canada, and our common shares are listed for trading on the Canadian Venture Exchange under the stock symbol "DDE".

         Our executive offices are located at 2120 Colorado Ave., Suite 100, Santa Monica, California 90404-3504 USA. Our registered and records offices are located at 1600, 407 - 2nd Street S.W., Calgary, Alberta, Canada T2P 2Y3. We also maintain offices at 8 Brodie Hall Drive, Bentley, Western Australia 6102.

Organizational Structure

         We have three wholly-owned subsidiaries, Dynamic Digital Depth Australia Pty. Ltd., Dynamic Digital Depth Research Pty. Ltd. and Dynamic Digital Depth USA, Inc. As of the date of this prospectus, we carry on business and hold our principal assets through our subsidiaries.

         Dynamic Digital Depth Research Pty. Ltd. is the registered owner of the patent rights to 3D display technology and subsequent inventions and improvements in the field of stereoscopic 3D. Dynamic Digital Depth Australia Pty. Ltd. was formed with the purpose of acquiring an exclusive worldwide marketing license to the patented autostereoscopic 3D display technology from Dynamic Digital Depth Research Pty. Ltd. Dynamic Digital Depth USA, Inc. is engaged in the marketing and support of our products and services in North and South America.

Industry Background

        The earliest functional 3D devices were developed during the 19th century. Since that time, there have been considerable efforts to develop various 3D applications, however, these have met with limited commercial success. We believe that this is due to a lack of 3D content and effective delivery systems for such content. We have focused our research and development efforts on addressing these requirements. Our conversion technologies permit existing 2D film and video libraries to be cost- effectively converted to 3D. We are also addressing delivery issues through a range of technologies permitting distribution through the Internet, cable, satellite and terrestrial broadcasts.

         The most common application of 3D technology has been in the entertainment industry. During the 1950's, red and green "anaglyph" glasses were used for viewing 3D "black and white" films. The use of glasses to view 3D entertainment has continued in recent years, but viewers have still had to contend with limited content.

         The application of 3D technology that has attained the greatest commercial success is the giant screen "IMAX®" 3D films and 3D theme park rides and attractions. These films have been made using twin camera 3D technology manufactured by IMAX® and iWERKS Entertainment, Inc. Filming with twin camera 3D technology carries a comparatively high cost of filming and limits the shots that can be created by the film maker due to the physical equipment size and calibration requirements. Accordingly, even IMAX® 3D theaters have a limited amount of content that is both time consuming and expensive to produce. According to reports filed by IMAX with the Securities and Exchange Commission, as of December 31, 1999, of its installed base of 208 theatres, 83, or approximately 40% are 3D capable. All but six of the 77 theatres in IMAX' reported backlog as of that date are listed as 3D capable theatres.

         In the television industry, broadcasters, including CBS, NBC and ABC, have broadcast segments of their prime time television programming including "Third Rock from the Sun" and "Home Improvement" in 3D. The published Nielsen ratings generated from these brief 3D segments has demonstrated that there is an interest in viewing 3D at the consumer level.

        To deliver 3D to a television viewer using present day technologies, the broadcast signal is formatted in "anaglyph", a method of viewing stereoscopic images using low cost glasses with red and blue lenses, and viewed in black and white. The second most popular method is field sequential 3D where alternating left and right eye stereo color images are broadcast to the viewer on one broadcast channel. This method requires more expensive LCD viewing glasses. Finally, two broadcast channels may be used to deliver left and right eye stereo HDTV images to the viewer in color, again in conjunction with LCD viewing glasses. The former approach provides a black and white image that can only be viewed in 3D while the latter two are expensive propositions for broadcasters since the content may either only be viewed in 3D or requires two dedicated channels to deliver a single program.

        In today's interactive software applications, the heavily marketed term 3D is used to describe the visual appearance of the computer models that the viewer sees on screen as the game or application is viewed. This simply means that the objects and characters are modeled with height, width and, most importantly, depth. The objects and characters therefore appear more visually convincing than their two dimensional counterparts. Even in a 3D software application, the viewer still sees a single image on a conventional display such as a computer monitor or television screen and therefore views in 2D.

Strategic Partnerships

         In order to gain market acceptance in a broad variety of potential applications as quickly as possible, we are seeking to secure a range of strategic partnerships. We are targeting organizations with substantial market presence in key markets including broadcasting and the Internet. The strategic partnerships are initially intended to yield endorsements of our proprietary 2D compatible 3D conversion and transmission/delivery technologies. Ultimately, we hope to establish marketing partnerships with organizations of substantial market presence and expertise with well-established sales channels. Our strategic partnerships are divided into three categories: hardware partners, software partners and content providers.

Hardware Partners

  Motorola, Inc. Broadband Communications Sector. Pursuant to stock purchase and joint development agreements dated June 17, 1999, we entered into a strategic partnership with Motorola's Broadband Communications Sector (then General Instrument Corporation). Motorola is a provider of integrated and interactive broadband access solutions. Motorola has publicly announced its desire, together with its business partners, to be at the forefront of the widely-reported convergence of the Internet, telecommunications and video entertainment industries. The joint development agreement is intended to implement our 2D compatible 3D digital broadcasting technologies on Motorola's range of consumer television advanced set-top boxes and broadcast head-end encoder systems. In December 1999, we teamed with Motorola at the Western Cable Show to demonstrate advanced set-top boxes integrated with our OpticBOOM™ transmission technology.

  4D-Vision GMBH. In September 2000, we entered into a memorandum of understanding with 4D-Vision to form a joint venture to develop glasses-free, multi-viewer, flat-panel displays. These displays will allow several users, sitting at different angles from the display, to view OpticBOOM™ encoded 3D content without the need for anaglyph or shutter glasses.

Software Partners

  Apple, Inc. We are in the developer program for Apple QuickTime, pursuant to which we paid a nominal license fee in return for the opportunity to develop a plug-in application for Apple QuickTime Movie Player. Apple QuickTime Movie Player allows computer users to view and listen to multimedia files. In fiscal 2000 we launched our OpticBOOM™ Plug-in for Apple QuickTime, enabling 3D movie files to be viewed via the Internet. In October 2000, our OpticBOOM™ 3D technology was licensed by Apple for their QuickTime 5, Apple's latest software for creating, streaming and playing high-quality audio and video over the Internet. The OpticBOOM™ Plug-in is QuickTime's first and only stereo 3D plug-in. It is available through the new component download feature in QuickTime 5, which automatically recognizes our encoded 3D content and then offers the user the option to download and install the OpticBOOM™ plug-in for free.

Other Development Agreements

         Our content providers include:

  Dimension Technologies, Inc. In July 2000, we entered into a memorandum of understanding with Dimension Technologies to form a joint venture to develop glasses-free displays. These displays will allow a single user, sitting directly in front of the display, to view OpticBOOM™ encoded 3D content without the need for anaglyph or shutter glasses.

  Real Networks, Inc. In August 1999, we were admitted into the RealPartner development program sponsored by Real Networks. In connection with this program, we are developing an OpticBOOM™ Plug-in application for Real Network's RealPlayer G2, a software program that allows the user to listen and view multimedia computer files. Our plug-in would permit the transmission and viewing of 2D compatible 3D streaming video over the RealPlayer G2. We are in discussions with Real Networks regarding potential opportunities for a strategic partnership, although as of the date of this Prospectus no such agreement has been reached.

  Microsoft Corporation. In fiscal 2000, we entered into developer agreements with Microsoft and Windows Media Player pursuant to which we will develop an OpticBOOM™ Plug-in for Windows Media Player. Windows Media Player is also a computer software multimedia player.

  nWave Pictures, n.v. nWave is a producer of giant screen 3D movies. In July 2000, we entered into a memorandum of understanding with nWave whereby nWave content would be formatted for distribution to end users in an OpticBOOM™ format by way of CD, DVD or Internet download. In fiscal 2000, we converted two of nWave's 3D movies, "Encounter in the Third Dimension" and "Alien Adventure," into a format that can be downloaded over the Internet.

  Sky High Entertainment Inc. Sky High Entertainment is a producer of giant screen 3D movies. In June 2000, we entered into a memorandum of understanding with Sky High Entertainment whereby Sky High Entertainment content would be formatted for distribution to end users in an OpticBOOM™ format by way of CD, DVD or Internet download.

         We are currently engaged in a broad variety of discussions regarding licensing opportunities, co-investment and acquisitions of licenses or technologies. Except as described above, these discussions have not resulted in agreements and there can be no assurance that we will be able to secure the strategic relationships required to implement our business plan. To the extent that we are unable to obtain strategic partners to assist in the exploitation of all of the identified applications of our technologies, we will be required to prioritize our efforts which may delay or limit their commercialization.

Intellectual Property

         Our intellectual property library spans proprietary hardware and software technologies for which the patent applications are in various stages of approval. Our issued patents and pending patent applications are described below. We may apply for additional patents relating to other aspects of our products. There can be no assurance as to the breadth or degree of protection which existing or future patents, if any, may afford us, that any patent applications will result in issued patents, that our patents will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to us.

         We believe that product recognition is an important competitive factor and, accordingly, we promote the OpticBOOM™ names, among others, in connection with our marketing activities, and have applied for trademark registration for such names. Our use of those marks may be subject to challenge by others, which, if successful, could have a material adverse effect on us.

         We also rely on confidentiality agreements with our directors, employees, consultants, manufacturers and prospective licensees and employ various methods to protect the source codes, concepts, ideas, proprietary know-how and documentation of our proprietary technology. However, such methods may not afford us complete protection, and there can be no assurance that others will not independently develop similar know-how or obtain access to our know-how or software codes, concepts, ideas and documentation. Furthermore, although we have and expect to continue to have confidentiality agreements with our directors, employees, consultants, manufacturers, and prospective licensees, there can be no assurance that such arrangements will adequately protect our trade secrets.

        Our patent applications cover the following areas:

  We have filed a number of patents and improvement applications regarding our Dynamic Depth Cueing™ compression, transmission and decoding techniques. This process enables assimilation of depth information from a 2D image and delivery of a 2D compatible 3D image to the viewer using either analog or digital delivery mechanisms (Internet, DVD, cable, satellite and terrestrial broadcast) techniques for assimilating depth information from existing 2D images. Our Dynamic Depth Cueing™ compression, transmission and decoding techniques generate a 3D image at the viewpoint while maintaining 2D compatibility.

  Regarding video processor hardware, we have developed a flexible hardware platform that enables a number of different requirements to be satisfied through a re-programmable Field Programmable Gate Array (FPGA) based circuit board. FPGA based circuit boards facilitate downloads to the microprocessor upon powering up the unit, thus offering the speed of a hardware application with the flexibility of a software application. We have filed patent applications covering our Image Processing Method & Apparatus, which involves the real time conversion of standard 2D video signal to 3D based upon the movement characteristics in the scene. We have also filed a patent application covering our Image Enhancement System, which increases the resolution of a standard video signal by line doubling and quadrupling the signal, allowing it to be displayed in 3D or in 2D at higher resolutions that it was originated in.

  We have developed a glasses-free 3D Projection Display that incorporates a number of discrete patent applications. The patents relate to the display system itself, the unique infrared head tracking system and the use of the display system in single and multi- viewer applications.

  We have developed high quality viewing glasses that allow television viewers to view images in 3D without the flicker associated with the present generation of shuttered 3D viewing glasses. Our patented approach uses the sequencing of color to which the human eye is far less susceptible instead of the switching of light method used by liquid crystal display shutter glasses. The sequencing of color results in a very low flicker solution when used in conjunction with existing television display screens.

Products, Services and Markets

         In developing our products and services we have focused on the worldwide entertainment and multimedia markets. This has resulted in product development and marketing efforts in the following market segments:

Market Segment	Product Development and Marketing Efforts
PC/Internet Broadcast Television DVD Movies Movie Films Computer Animation Video Games Professional Audio Visual	Provision of 2D compatible 3D media via the Internet
Provision of 2D compatible 3D broadcast media
2D compatible 3D movies for DVD
Conversion of 2D films to 3D for theatrical release
Simplifying the process of creating computer generated 3D movies
Creating enhanced visual quality for DVD based video games
Professional video processor and 3D display technologies

        Our product development strategy is designed to deliver a range of hardware and software products that are based upon our technologies. Our business strategy includes the formation of strategic partnerships to assist in commercializing our products and services where appropriate.

        We are developing a range of software and hardware products designed to meet the requirements of several markets. The functions and development stage of each of these products is described below within the context of each product's respective market. Information regarding the target model, target licensees and revenue of our products and services are based upon our intended business plan and do not represent current operations. The product release dates detailed in the following sections may change over time as features and enhancements requested by licensees and made available under license from third parties are incorporated into the product specifications.

Product	Target Market	Target Licensees	Revenue Model
OpticBOOM(TM)Plug-in	PC Users Set-top Box Users	Consumers Internet Browser Publishers Set-top Box Manufacturers PC Media Player Publishers	License Purchases Software Upgrades
OpticBOOM(TM)Photo	PC Users	Consumers PC Peripheral Manufacturers Digital Camera Manufacturers Graphic Software Publishers Photographic Image Processors	License Purchases Software Upgrades
OpticBOOM(TM)Studio Pro	Internet Video Providers Television Broadcasters Film Post Production	Internet Publishers Television Content Providers Film Content Providers Film Library Owners	Annual License Fee Support Fees Royalty Income

PC/Internet

         The Internet is a uniquely international visual medium where content is delivered to users around the globe without the restrictions of country borders or regional languages. Commercial and consumer Internet sites offer both photographic and movie images for visitors to browse and download. We believe that with significant competition to attract and maintain visitors to high profile Internet sites, the opportunity to allow visitors to view pictures and movies in 3D or 2D from a single download or video stream file is highly attractive to content-driven Internet sites.

         We are in the process of delivering a series of tools designed to be used on standard Intel and Apple PCs to provide clear 3D images on conventional PC display screens. These include the OpticBOOM™ Photo software application used to convert 2D images and movies to 3D and the OpticBOOM™ Plug-in that allows the user to view an encoded 2D image in 3D. Applying our process to a typical picture or movie file increases the file size by approximately 1% above the original 2D picture or movie file size. This allows the encoded image file to be distributed via present day Internet connection speeds and bandwidths.

         The market for media software applications that allow still pictures and video movies to be digitally captured, prepared and distributed via the Internet is occupied by a small number of companies. Real Networks, Microsoft, Apple and Adobe all provide packaged software tools and media players that allow the user to create and view images on PCs. We are actively targeting these companies as potential strategic partners and/or licensees.

         We are developing the following products intended for use in the Internet/PC market:

OpticBOOM(TM)Plug-in for the Internet/PC Market

        OpticBOOM™ Plug-in is a software application capable of decoding the data embedded in a 2D image and generating a 3D version of the image dynamically at the viewpoint. The OpticBOOM™ Plug-in is primarily a software-based application in Internet/Desktop PC applications, however it may also be implemented as a hardware application.

        We have developed OpticBOOM™ Plug-in software for use with Internet Explorer and Netscape Navigator Web browsers for viewing still photographic images. We have also developed plug-in software for computer media players that enable the user to view and listen to multimedia files on a personal computer. In 2000, we released two plug-ins for Apple’s QuickTime Movie Player. Version 1.0 was released in June 2000 for PC and Mac operating systems. It supported downloadable narrowband media and required red/blue 3D glasses. Version 1.1 was released in November 2000 and supported electronic 3D glasses and QuickTime streaming video. We anticipate further enhancements to the QuickTime plug-in during fiscal 2001, including additional 3D formats such as compressed stereo 3D media and Dynamic Depth Cueing.

        We are currently working with RealNetworks to deliver a plug-in software module for the RealPlayer G2. A streaming video prepared in our proprietary 2D compatible 3D format would be downloaded from an internet web site. Visitors to the site who wish to view the video movie in 3D may download a free copy of the OpticBOOM™ Plug-in compatible with their media player and install it on their PC. The “Freeware” OpticBOOM™ Plug-in provides limited functions at zero cost to the consumer. We hope this will lower the barriers to entry for those users wishing to experience 3D on their PC screens. This is intended to increase our profile within the 3D market and help gain market share and acceptance of our 3D-image-authoring tools. Producing plug-in software modules compatible with the most popular media players also allows us to reach a sizeable audience of pre-existing users.

        Users who download the zero cost “freeware” OpticBOOM™ Plug-in receive limited functions, primarily aimed at generating 3D images using the lowest cost red/blue glasses. For those users who wish to exercise more control over aspects of the 3D image and also use more advanced 3D image systems such as LCD shutter glasses, an upgrade to a chargeable OpticBOOM™ Extreme 3D viewing system is available on our Web site.

OpticBOOM(TM)Photo for the Internet/PC market

        OpticBOOM™ Photo will be a PC-based software application capable of converting PC photographic image files from 2D to 3D and generate physical 3D photographs that may be viewed in 3D without glasses through a lenticular lens laminated to the photograph or viewed through red/blue or LCD shutter glasses. OpticBOOM™ Photo will enable consumer users to enhance digitized 2D photographs created using scanning or digital camera technology. Upon introduction, OpticBOOM™ Photo will provide a number of sophisticated tools in an easy to use interface that make the process of converting and editing a 3D image relatively simple. We expect that OpticBOOM™ Photo will include red/blue 3D glasses as well as full color LCD shutter glasses to be used with PC monitors.

        The multiview 3D generation of OpticBOOM™ Photo will allow it to create up to 30 discrete views of a single image by using the depth cue to create up to seven degrees of visual perspective to a 2D image. Multiview 3D is intended to open up the consumer photographic market, allowing glasses-free 3D photographs to be created. We are in discussions with major international supplier of photographic film and photo refinishing equipment and services regarding the integration of OpticBOOM™ Photo into the consumer photo processing market.

        OpticBOOM™ Photo has been developed in the Java computer programming language, allowing it to be deployed on a number of target computer operating systems including Microsoft Windows, Apple Macintosh and UNIX. It has been extensively tested by independent software testers and is now in a pre-release beta status.

        OpticBOOM™ Photo is intended to be a low cost software package that is comparable to Adobe’s PhotoDeluxe product in terms of pricing and distribution. We hope to have third parties distribute and support the product and envisage licensing the global distribution of the software to specialist graphics software publishers. We have initiated discussions with Adobe and MGI Software, Inc. concerning the retail and OEM distribution of OpticBOOM™ Photo. Through the relationship with a major international supplier of photographic film and photo refinishing equipment and services, we are also seeking to generate revenues from consumers who submit images created by OpticBOOM™ Photo for printing as 3D photographs.

        We also expect OpticBOOM™ Photo to be sold through the Internet. The user would download an encrypted version of the software product. After payment by credit card is made, the user would receive a license to install and use the software on their PC. We would likely contract with a third party to handle the mechanics of selling our product on the Internet.

        We have also planned for a limited feature version of OpticBOOM™ Photo intended for distribution with digital imaging products, such as flat bed scanners and digital cameras. This provides the opportunity for us to gain a sizable distribution base through bundling our product with popular scanner and camera systems as a “freeware” component of another manufacturer’s product. This method of distribution is intended to create further awareness of our product with the possibility that the consumer will upgrade their “freeware” version to a fully functional, chargeable version of the product.

        Based upon current resource and development planning, “freeware” versions together with chargeable versions of OpticBOOM™ Photo are scheduled for availability in the fourth quarter of calendar year 2001. Introduction of OpticBOOM™ Photo is dependent upon the conclusion of discussions with the international supplier of photographic film, photo refinishing equipment and services mentioned above and the conclusion of one or more distribution agreements with a suitable software publisher.

OpticBOOM(TM)Studio Pro for the Internet/PC market

        OpticBOOM™ Studio Pro is our professional media conversion and transmission application intended for use in Internet, film, DVD, video and broadcast media applications. OpticBOOM™ Studio prepares 2D compatible 3D media for transmission through encoding the media’s data in a variety of Internet video formats supported by our OpticBOOM™ Plug-in. OpticBOOM™ Studio Pro includes advanced scene identification and tracking techniques. This allows the components of a scene and their depth to be determined with minimal human intervention. In order to support these features, OpticBOOM™ Studio Pro is founded on powerful workstation hardware technology coupled with high capacity digital video storage devices.

        OpticBOOM™ Studio Pro is packaged as a turn-key combination of:

•	OpticBOOM(TM)Studio Pro software;

•	A video processor for real-time, on-screen editing of 3D image

•	A powerful Intel Xeon or Itanium workstation capable of processing large volumes of digitized film and video material

•	A high capacity Pluto Technologies video storage device compatible with storing the unaltered 2D images and the corresponding depth cue data.

        OpticBOOM(TM)Studio Pro licenses are expected to be relatively high cost, largely due to the sophisticated underlying processor hardware and video storage devices. In all cases, we expect to license OpticBOOM(TM)Studio Pro to Internet video content providers, post-production companies, film studios, cable broadcasters, television programmers and film library owners. We expect to charge an annual license fee associated with the license, and a royalty fee based upon the media created using the product.

        We have been approached by Intel Corporation’s Workstation Products Group to determine the practical implications of standardizing OpticBOOM™ Studio Pro on Intel’s professional Xeon 32 bit Pentium 3 architecture and Itanium 64 bit workstation architectures. We have also entered into a relationship with Pluto Technologies, Boulder, CO to standardize OpticBOOM™ Studio Pro on the Pluto range of video storage devices for our film and broadcast data storage needs.

        OpticBOOM™ Studio Pro is currently a Java application and was demonstrated in alpha release format at the Intel booth at the SIGGRAPH ‘99 computer graphics convention in Los Angeles in August 1999. Based upon current resource and development planning, our current development schedule for OpticBOOM™ Studio Pro calls for a release of versions of the product between the fourth quarter of calendar year 2001 and the first quarter of 2002.

        We may consider third parties for the distribution and support of OpticBOOM™ Studio Pro. We are also investigating distributing and supporting the product ourselves.

Broadcast Television

        We have identified an opportunity to deliver 2D compatible 3D programming to consumer households via terrestrial, cable or satellite television transmission. This market is central to the convergence of consumer entertainment television technology with digital technologies derived from the personal computing and Internet sectors.

        Currently, the delivery infrastructure used to bring television programming to the household is being upgraded from the existing analog technology to digital. This allows a number of additional services to be provided to the consumer through their terrestrial, cable or satellite television channels. These services include movies on demand, interactive software such as games and shopping, as well as electronic mail and simplified access to the Internet.

        A new generation of digital set-top boxes is the focal point of this new consumer market. A large number of leading PC hardware and software technology providers have developed these set-top boxes, with powerful processor chips, graphics technology, memory, high speed modems and easy to use operating environments. The companies involved in delivering such technology include, among others, Intel, Broadcom, Motorola, 3Dfx, @Home, Microsoft and Sony. Their principal customers are the consumer set-top box manufacturers including Scientific Atlanta, WebTV and Motorola. We are actively targeting these companies as potential strategic partners and/or licensees, and currently have such an agreement with Motorola.

        Our OpticBOOM™ Plug-in is designed for set-top box applications either as a downloadable software module or as a hardware chip embedded in the set-top box circuitry. Adding OpticBOOM™ Plug-in technology to the set-top box enables the decoding and display of 2D compatible 3D images on standard television sets. The unique nature of our 2D compatible 3D transmission process avoids the need for two separate channels to deliver 3D content. The content delivered is capable of being viewed in 3D or in 2D. The set-top box decodes the proprietary depth cue data and applies it to the 2D image to create the 3D version as it is received in the home. This allows standard television sets to display 3D images through the use of glasses worn by the viewer.

        We have also focused on allowing 2D television content to be transmitted and viewed in 3D. We believe this is vital to the success of 3D broadcasting. It allows programming produced using conventional techniques to be converted to 3D, and prepared for broadcast in a format that can be viewed in 2D or 3D. The OpticBOOM™ Studio Pro software allows the TV program to be digitally processed to create depth cue information for each frame of the broadcast. The content producer may then edit the depth cue to ensure the optimal 3D view is created. The depth data is then highly compressed and inserted back into the analog or digital broadcast signal along with the original, unaltered 2D picture.

        We are developing the following products intended for use in the Broadcast Television market:

OpticBOOM(TM)Plug-in for the Broadcast Television Market

        We are presently developing a version of the OpticBOOM™ Plug-in to support the generation of 3D images by the Motorola DCT5000 advanced digital set-top box. This is part of the development agreement entered into between us and Motorola (then General Instrument) in June 1999.

        In this manner, a digital broadcast signal prepared in our proprietary 2D compatible 3D format may be delivered to the home. Television viewers who wish to view the program in 3D may download the OpticBOOM™ Plug-in and it is automatically activated in their set-top box. Images can be viewed in 3D on television screens using low cost red and blue glasses or consumer-priced liquid crystal display shutter glasses.

        Based upon current resource and development planning, the delivery of the first phase of the OpticBOOM™ Plug-in for the Motorola set-top box is intended to be complete by December 2002.

OpticBOOM(TM)Studio Pro for the Broadcast Television Market

        OpticBOOM™ Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data in a variety analogue or digital broadcast signal formats supported by our OpticBOOM™ Plug-in set-top box decoders.

        OpticBOOM Studio Pro for broadcast use is founded on the same software techniques and hardware platform as previously described for Internet/PC use. We expect to license OpticBOOM™ Studio Pro to principal organizations including post-production companies, film studios, cable broadcasters, television programmers and film library owners. We will charge an annual license fee and a royalty fee based upon the media created using the product.

DVD Video

        A significant market determining the profitability of a feature film is the consumer video/DVD market. DVD is expected to supersede videocassette in popularity over the coming years. Sales in this market represent a considerable opportunity to us for converting and distributing both new and existing films in the 2D compatible 3D format.

        Through the intergration of our OpticBOOM™ technologies, DVD players can be used to display both 2D and 3D images played from a single DVD disc. The OpticBOOM™ Plug-in is designed to decode 2D compatible 3D images either as a hardware chip or as a DVD player accessory. The unique nature of our 2D compatible 3D DVD distribution format allows DVDs to be produced that can be viewed in both 2D and 3D. This removes the need for limited and specialized 3D media that is only capable of being viewed in 3D.

        Unlocking existing 2D film and video content allowing it to be distributed on DVD and viewed in 3D is vital to the success of 3D DVD. Films produced using conventional 2D techniques can be converted to 3D, and prepared for distribution in a proprietary 2D compatible 3D format. Furthermore, existing film libraries can be converted to 3D for re-release on DVD as well.

        We are developing the following products for the DVD video market:

OpticBOOM(TM)Plug-in for the DVD Video Market

        We have developed a plug-in software module for use with Apple’s Quicktime Movie Player and are currently working with RealNetworks to deliver a plug-in software module for the RealPlayer G2. In this manner, a DVD disc may be recorded in Apple QuickTime format and supplied to the end user in our proprietary 2D compatible 3D format. PC users who wish to play the DVD in 3D may activate the OpticBOOM™ Plug-in for QuickTime on their PC. A second approach, that we have not yet initiated, is to make OpticBOOM™ Plug-in compatible with the MPEG2 video format, the format in which consumer DVDs are produced. The digital MPEG2 signal stored on the DVD is similar to the digital broadcast signal used in television set-top boxes. No schedule has yet been set to deliver a DVD MPEG2 OpticBOOM™ Plug-in. Images can be viewed in 3D on television screens using low cost red and blue glasses or consumer-priced liquid crystal display shutter glasses.

OpticBOOM™ Studio Pro for the DVD Video market

        OpticBOOM™ Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data to the Internet movie formats supported by our OpticBOOM™ Plug-in PC media player decoders. OpticBOOM™ Studio Pro for DVD use is founded on the same software techniques and hardware platform as previously described for Internet/PC and broadcast use. We expect to license OpticBOOM™ Studio Pro to principal organizations including post-production companies, film studios, and film library owners. We will charge an annual license fee and a royalty fee based upon the media created using OpticBOOM™ Studio Pro.

Movie Films

        We are active in the conversion of film and video media from 2D to 3D. The initial markets for this conversion service are giant screen “IMAX®” theaters, digital and electronic cinema and special events, advertising and promotion. We presently provide 2D to 3D conversion services in the following movie film markets:

Giant Screen "IMAX(R)" Films

        The giant screen market is mainly occupied by IMAX® Corporation, Showscan Entertainment and iWERKS. The production techniques and equipment required to produce a 3D giant screen film are substantially different from those of a comparable 2D film. Special cameras with dual lenses are required. Due to the weight of the extra film drums and the additional camera hardware, 3D cameras are large and bulky, making certain conventional shots impossible to film, and reducing the number of takes possible during a day on location. This makes the process of producing a 3D giant screen film expensive, with production budgets almost double that of a conventional 2D film. For these reasons, few 3D films are made.

        By processing digitized giant screen 2D film with OpticBOOM™ Studio Pro, it is possible to create a 3D IMAX® movie in post production. This reduces production costs on-set and provides for a wider range of shot types for 3D film makers. Post production 3D conversion allows film makers to expand the nature of 3D films to include mainstream consumer story lines and plots. The advanced 3D editing capabilities of OpticBOOM™ Studio Pro permit extensive artistic control over the 3D effects in each scene. Applying OpticBOOM™ Studio Pro to incorrectly filmed 3D shots allows them to be manipulated digitally and thus rescued. This combination of features makes OpticBOOM™ Studio Pro a significant tool for 3D film makers.

        We completed several conversion projects for IMAGICA USA, a giant screen post-production company, including conversion projects for the film “Sigfried & Roy” and test conversions for the film “Ocean of Light”. We have converted test sequences from the Showscan Entertainment ridefilms “Cosmic Pinball” and “Street Luge” and the trailer of the IMAX® blockbuster film “Everest”.

        We are actively targeting companies as potential strategic partners and/or licensees of OpticBOOM™ Studio Pro in the giant screen film market.

35mm Theatrical Films and Professional Video

        The OpticBOOM™ Studio Pro toolkit has also been used to convert 35mm film and professional video media with equal success. We have a relationship with IMAGICA Corporation of Japan (the parent company of IMAGICA USA) to provide conversion services for 35mm film and professional video media. We have undertaken test conversion work for IMAGICA Corporation of Japan as a prelude to anticipated commercial conversion contracts. We have also converted “Natures Symphony” a VHS video production designed for sale with Ilixco Inc.‘s LCD shutter glasses in North America.

Digital & Electronic Cinema

        This is an emerging market intended to provide a successor to 35mm celluloid projection and distribution systems in the theatrical film market. Companies including Texas Instruments, Hughes- JVC and Cinecomm are focused on introducing advanced alternatives to present 35mm film projection and theatrical film distribution. In June 1999, “Star Wars Episode 1 – The Phantom Menace” was screened in Los Angeles and New York using Hughes-JVC electronic projectors.

        Digitally stored film ensures that each screening is of equal quality since there is no film degradation or accumulation of dust and dirt particles detracting from the viewer experience. The advanced digital distribution system allows movies to be distributed instantaneously to theaters via satellite, substantially reducing the processing and delivery costs of conventional 35mm film stock.

        Digital projection equipment and distribution is ideally suited to our 2D compatible 3D transmission technologies, providing the opportunity to convert 35mm films to 3D using OpticBOOM™ Studio Pro and to distribute these in 2D format with embedded 3D depth cue data. The theater owner may then decide whether to offer screenings of 3D versions of encoded films by projecting the decoded 3D version. The same film can be viewed in conventional 2D since the depth cue process leaves the 2D image unaltered.

Special Events, Advertising & Promotion

        We are introducing our products and services to the niche market of special events, advertising and promotion. In this market, a temporary 3D theater is constructed for use in trade shows, product launches, sports events or music concerts.

        3D video theaters utilize low cost video projectors such as those manufactured by Hughes-JVC, Barco and Sony. The ease of video resolution production and distribution on laser disc, videocassette tape or DVD is more cost effective than conventional 35mm film. The more sophisticated large screen installations are powered by the latest generation of digital and electronic projection systems including those made by Hughes-JVC.

        Temporary installations have widespread use in advertising and promotions and at special events such as trade shows, and conferences and concerts. We believe this offers a potentially lucrative revenue stream through the conversion of short 3D video movies designed to support product launches or promotional campaigns.

        OpticBOOM™ Studio Pro can be used in the special event market to convert 2D video material to 3D. The resulting 3D film is then either mastered onto DVD disc using the 2D compatible 3D format or is recorded onto video cassette tape or a video storage device for subsequent playback.

        We expect to license OpticBOOM™ Studio Pro to principal organizations including post-production companies and film studios and film library owners. We will charge an annual license fee, and a royalty fee based upon the media created using OpticBOOM™ Studio Pro. We are presently in negotiations with IMAGICA USA relating to the licensing of OpticBOOM™ Studio Pro to IMAGICA USA for use in the large format film industry. The negotiations are based on a licensing and royalty model. We anticipate delivering an alpha release of OpticBOOM™ Studio Pro suitable for use in the large format film market in the last quarter of 2001.

Computer Animation

        A growing number of productions, from IMAX® movies to theatrical films and television programs are now being originated entirely from computer graphics with no live action or filmed components. Examples include Pixar’s “Toy Story”, Dreamworks’ “Antz” and Disney’s “A Bug’s Life”. IMAX® recently concluded an agreement with Mainframe Entertainment Inc. to bring computer animated 2D productions to the IMAX® screen. Computer animated productions are built from detailed models of the characters and scenery that appears on-screen. Sophisticated animation tools create wire frame representations of the characters and objects onto which highly detailed graphic texture maps are rendered. This method creates increasingly realistic scenes to the point where the difference between footage shot with a film camera and footage created in the memory of a computer is difficult for the viewer to discern. To create 3D animation, present day techniques require the graphic artist to recreate a second “stereo” 3D frame by re-rendering each scene from the computer a second time. This more than doubles the time taken to create the 3D production compared with the original 2D version.

        OpticBOOM™ Studio Pro is capable of converting computer animated content to 3D and providing it in formats suitable for physical output to 35mm and 70mm film as well as the proprietary 2D compatible 3D formats for broadcast, Internet and DVD distribution. It is capable of creating highly accurate 3D depth cue data directly from animation source files, with minimal operator involvement. Once the data is created, the second stereo 3D frame of animation can be generated much more efficiently. By combining the depth cue with the existing 2D image, the graphic artist may refine the 3D effect of each scene without the need to render two frames. This significantly reduces the time taken to create the stereo 3D version.

        In a back-to-back comparison of the process, a conventional render of a 3D computer animated scene took almost 20 hours to complete whereas the OpticBOOM™ Studio Pro toolkit required 2.5 hours to produce the same results. Due to the increase in efficiency of creating 3D computer animation with OpticBOOM™ Studio Pro, we have identified this as a productive method to market our technologies. The converted 3D productions will be supplied for film, broadcast and Internet use delivered via our proprietary 3D transmission technologies.

        We have already created an OpticBOOM Studio Pro automated depth extraction software module compatible with the Lightwave computer animation software package. We have recently undertaken animated 3D conversion projects on behalf of Showscan Entertainment, Hasbro Interactive and Intel Corporation. We were paid US$10,000 to complete a 20 second test clip of a Showscan theme park ride film. We converted computer animated material supplied by Blur and Threshold Entertainment on behalf of Intel for inclusion in a 3D theater presentation at the SIGGRAPH ‘99 tradeshow held in Los Angeles in August 1999. Intel provided computer hardware technology to us in consideration for the work undertaken to deliver the SIGGRAPH ‘99 presentation.

        OpticBOOM Studio Pro for computer animation use is founded on the same software techniques and hardware platform as previously described for Internet/PC, broadcast and DVD use. We expect to license OpticBOOM™ Studio Pro to principal organizations including post-production companies, animation companies, film studios and film library owners. We will charge an annual license fee and a royalty fee based upon the media created using OpticBOOM™ Studio Pro.

Video Games

        Since the mid 1990‘s, the visual quality of computer graphics available on the consumer PC and games console platforms has increased dramatically as graphics processor capabilities have doubled annually. There has been substantial growth in the market for high quality interactive computer games. The DVD-ROM has emerged as the alternative to distributing games on CD-ROM. The DVD stores enough video and audio material to play back a feature length movie. This is significant since blockbuster Hollywood films are often licensed as video games where the game play takes place in scenes from the film.

        The latest generation of consumer PCs from Compaq, Gateway, Hewlett Packard and others are equipped with DVD-ROM drives that can read data from both CD-ROM and DVD-ROM discs. Peripheral suppliers such as Creative Labs are already delivering low priced DVD-ROM drives as add-ons to existing PCs.

        OpticBOOM™ Studio Pro allows video from blockbuster films to be digitally processed, and to create depth cue information for each frame of the background scenery. A video game developer may then edit the depth cue to ensure that the optimal depth cue is created. The depth data is then highly compressed and inserted back into the DVD video signal along with the original, unaltered 2D version of the background scenery.

        This solution offers a scaleable benefit to the games software publishers. The games application reads the depth cue data from the DVD providing the game with knowledge about the passive background scenery. The games application may generate correctly scaled and positioned characters and objects with which the player is interacting and insert them into a 2D live action background. The same depth data can optionally be used to generate a 3D version of the game.

        This allows the game player to experience a visually richer game than can currently be played in 2D or 3D. Game characters appear in 2D live action backgrounds played directly from the DVD, freeing up the graphics processor to generate more compelling game characters and objects. We are presently in discussion with Hasbro Interactive regarding use of our technologies in the interactive computer games market.

        We are developing the following products intended for use in the video games market:

OpticBOOM(TM)Plug-in for the Video Game Market

        The features of OpticBOOM™ Plug-in for use with the Internet and the DVD markets may be applied to the computer games market. The software module that undertakes decoding of the depth data and the generation of the 3D image may be activated from within the computer game software application. Any games publisher who creates a game based on this format would ship a version of our OpticBOOM™ Plug-in as part of the game itself.

        Images can be viewed in 3D on television screens using low cost red and blue glasses or consumer-priced liquid crystal display shutter glasses.

OpticBOOM(TM)Studio Pro for the Video Game Market

        OpticBOOM(TM)Studio prepares the 2D compatible 3D media for transmission through encoding the depth cue data to the video formats supported by our OpticBOOM(TM)Plug-in PC media player decoders.

        OpticBOOM Studio Pro for video game use is founded on the same software techniques and hardware platform as previously described for DVD and Internet/PC use.

        We expect to license OpticBOOM™ Studio Pro to principal organizations including post-production companies, film studios, and film library owners. We will charge an annual license fee, and a royalty fee based upon the media created using OpticBOOM™ Studio Pro.

Professional Audio/Visual

        We are developing a range of hardware products that are primarily aimed at the professional audio/visual market. The table below lists the hardware products together with the intended target markets and licensees. The functions and stages of introduction for each of these products together with discussions with prospective licensees and users are discussed within the context of the market in the following sections. It is anticipated that the product release dates detailed in the following sections may change over time as features and enhancements requested by licensees and made available under license from third parties are incorporated into the product specifications.

Product	Target Market	Target Licensees	Revenue
Depth Cue	OpticBOOM Studio Set-top Boxes DVD Players	OpticBOOM Studio Pro Licensees DVD Player Manufacturers Set-top Box Manufacturers	Unit Sales Manufacture
3D Demultiplexer	Professional A/V 3D Projection/Display	Professional A/V Users 3D theater installations	Unit Sales Manufacture Royalties
Real Time	PC Users Consumer A/V	Consumers PC Peripheral Manufacturers Consumer Electronic Manufacturers	Manufacture
Line Doubler	PC Video Players PC Television Home Theater Set-top Boxes	PC Peripheral Manufacturers PC Manufacturers Consumer Electronic Manufacturers Set-top Box Manufacturers	Manufacture

        We intend to introduce the video processor hardware technologies in 2D and 3D applications for professional audio/visual use. The professional audio/visual markets include 3D projection systems, home theater, video played on personal computer screens and depth cue decoder accessories for use with DVD players and broadcast set-top boxes.

Depth Cue Decoder for Set-top Boxes, DVD Players and Accessories

        Certain implementations of OpticBOOM™ Plug-in restrict the ability to use a software application to decode depth cue data. These include adding decoder capabilities to existing set-top boxes, DVD players and MPEG cards used to play video from DVD discs on PCs. To address this requirement, we have developed a hardware-based depth cue decoder. This allows the decoding of our proprietary depth cue data from depth cue encoded media via hardware alone.

        This hardware based depth cue decoder may be embedded in chip sets of digital and analog set- top boxes, set-top box accessories, DVD players, DVD player accessories and PC MPEG cards. Accessories for the current users of set-top boxes and DVD players may be manufactured, ensuring consumers do not have to replace existing technologies to obtain the benefits of 2D compatible 3D DVD movies and television broadcasts.

        The system processes an incoming analog or digital video signal for DVD, PC and set-top box applications. The 3D depth data is extracted from the video signal and applied to the 2D image within the video processor. A second stereo 3D image is then constructed dynamically in real time prior to display.

        A second important use for this feature is within OpticBOOM™ Studio Pro. OpticBOOM™ Studio Pro stores the unaltered 2D image and the corresponding depth cue data on a video storage device. Through combining the video processor hardware with OpticBOOM™ Studio Pro software, the 2D image and 3D depth data may be combined in real time and displayed on a monitor. This allows the user to dynamically refine and edit the 3D effect to obtain the optimal 3D version of a scene. This configuration provides real time, on-screen editing of a 3D image.

        A prototype is due for completion in the third quarter of 2001. We intend to license the hardware chip to broadcast set-top box, DVD player and PC MPEG card manufacturers and will demonstrate the hardware-based depth cue decoding to prospective licensees in these markets once the prototype is available.

3D Demultiplexer for 3D Projection systems

        3D projection systems provide a separate video feed of a left image and right image to each projector in order to create stereo 3D. Under normal circumstances this requires two accurately synchronized video cassette players or DVD players.

        In order for a single media player to be used, alternate left and right eye images of each successive frame must be recorded onto the videocassette or DVD in “field sequential” format. The video processor simply uses the synchronization signal found between each field on the videotape or DVD to “demultiplex” or redirect the successive fields to two output channels. The output channels can be in Composite Video PAL or NTSC formats, S-Video or Red Green Blue (RGB). One projector is then connected to each output channel to create a 3D projection system. This technique enables us to provide a cost-effective solution in the special events, promotions and advertising market as well as to specialist 3D theaters.

        We completed a prototype in the third quarter of 1998, able to accept input signals from media players in Composite Video PAL or NTSC formats, S-Video or RGB. We have already sold a limited number of video processors to organizations in the 3D video projection system market who are seeking competitively priced 3D signal de-multiplexers. The more popular S-VHS version has a retail price of US$2,500. The prototype was approved for use in North America after receiving FCC and UL authorization.

Real Time Converter for 3D

        Real time 3D conversion can be achieved through analyzing the motion characteristics in a scene. An incoming video signal played from a VCR, DVD, television broadcast or games console can therefore be viewed in 3D without the need to pre-process the signal with depth cue information. Real time 3D can only be created in a rudimentary manner based upon certain types of movement in a scene and is therefore of a substantially lower quality than the post production depth cue based 3D created with OpticBOOM™ Studio Pro.

        We have embedded some of the basic 2D to 3D conversion algorithms into a hardware based real time 3D converter. This allows any conventional video signal from videocassette, DVD, broadcast or video game console to be converted to a simple form of 3D in real time. We may license the manufacturing of this solution as an accessory or add-on PC card in markets where the OpticBOOM™ Studio Pro professional off-line conversion and transmission technologies for broadcast and DVD use do not gain widespread acceptance.

        A prototype was completed in the first quarter of 1999 capable of undertaking basic real time 2D to 3D conversion through a combination of field delay and pixel shifting processes. The result is a 3D image which is acceptable on a PC screen or TV display, but which is not continuously provided in 3D, reverting to regular 2D in circumstances where the content does not permit the processor to assimilate 3D images. We have yet to provide a solution that would allow continuous display of a 3D image since the engineering challenge of generating 3D automatically from a single, non-moving image is substantial. We are not actively pursuing licensing relationships for the system at this time. Modifications to the prototype may be required in order to permit license and sale of the product in volume.

Line Doubling for Video Signals

        With the ever present advances in PC graphics processors and the recent convergence of broadcast and Internet technologies, a number of PC manufacturers now offer the ability to play back digital video, video cassette, DVD and broadcast signals via the PC.

        Many PC monitors are capable of displaying images of 800 x 600 lines of resolution, considerably higher than that of a television set. Traditionally, PAL and NTSC video signals are designed for television display screens. This results in a videocassette tape producing images that are between 200 and 250 lines in resolution. As the tape is played, the first field builds up the odd lines of an image, and the second field builds up the even lines of the image on the TV screen. The viewer then sees an image comprising between 400 and 500 lines of resolution. Consequently, when videocassette tapes or DVDs are played on a PC monitor, the image quality is that of a television set and therefore well below the display capability of the PC monitor.

        We have created a video processor capable of “line doubling” an incoming video signal and displaying it on a PC monitor at a higher resolution and with greater clarity. The video processor creates additional lines in the output signal based upon the comparison of input line pairs to double the output resolution. This digitally synthesizes the image to a higher resolution, approaching that of high definition television (HDTV). We intend to license the line doubler hardware to broadcast set-top box, PC monitor manufacturers and suppliers of electronic and digital projection systems.

        A prototype was completed in the first quarter of 1999, able to accept input signals from media players in Composite Video PAL or NTSC formats or S-Video. We have already sold a limited number of video processors to organizations who are seeking line doubler technologies, particularly for medical endoscopy. Modifications to the prototype may be required in order to permit sale of the product in volume.

Sales and Marketing

        We utilize a number of methods to promote our products and services within our chosen target markets. These methods assist us in attaining the appropriate profile both as a market leading 3D technology provider and also as a public company listed on the CDNX.

        We have already implemented a range of initiatives designed to enable effective communication with prospective customers and licensees, investors and press. These include a comprehensive web site, the retained services of a major international public relations company and participation in a number of industry trade shows and seminars targeted at specific application areas for our technologies.

Our Web Site (http://www.DDD.com)

          In early 1999, we undertook a project to revise the corporate web site; however, the information found on the website is not part of this prospectus. The objectives of the web site are:

  to communicate products and services to prospective customers;

  to communicate the core technologies to prospective licensees;

  to provide background and reference material for current and prospective investors;

  to enable visitors to download samples of 2D compatible 3D images;

  to be an electronic store front for the sale of software and hardware products; and

  to assist in building a brand for us in the 3D marketplace.

        We presently receive approximately 54,000 "hits" or user visits per month. This generates an average of 1,300 inquires per month for information on us and our products. The OpticBOOM™ plug-in has been downloaded approximately 25,000 times since the plug-in was launched in October 2000.

Public Relations

        Our public relations campaign has been focused on raising our profile in industry and trade press. This has resulted in articles concerning our technologies being published in a variety of industry publications. We previously retained the services of a giant screen IMAX® film media specialist in conjunction with IMAGICA USA, which resulted in further industry and trade press exposure. The primary focus of our public relations activities is centered upon creating a presence in the North American market. We also undertake international public relations, particularly in Australia and Canada.

Trade Shows and Exhibitions

        We attend and exhibit at trade shows in key markets at which our company representatives attend industry seminars and participate as guest speakers. Where appropriate, we partner with potential licensees and strategic partners in presenting our technologies and solutions at trade shows and exhibitions. DDD recently participated in the following conferences and exhibitions:

Conferences and Exhibition	Dates	Activity
Giant Screen Theater Association, New York, New York	September 15, 1999	Attended as guest speaker
Internet World, Los Angeles, California	April 5-7, 2000	Exhibited
3D Film Interest Group	May 16, 2000	Attended as guest speaker
Ziff-Davis Broadband Media Conferences, San Francisco, California	May 17, 2000	Attended as guest speaker
TNTY	August 30, 2000	Exhibited
Digital Hollywood	September 25-28, 2000	Attended as guest speaker and exhibited
QuickTime Live	October 9-12, 2000	Attended as guest speaker and exhibited
Internet World, New York, New York	October 25-27, 2000	Attended as guest speaker and exhibited
Western Cable Show	November 28- December 1, 2000	Exhibited in conjunction with Motorola, Inc.
Streaming Media West	December 12-14, 2000	Attended as guest speaker
Digital Hollywood CES, Las Vegas, Nevada	January 6-9, 2001	Attended as guest speaker
Stereoscopic Displays and Applications	January 22-24, 2001	Attended as guest speaker
Digital Hollywood, San Jose, California	March 5-8, 2001	Attended as guest speaker
Internet World, Los Angeles, California	March 14-16, 2001	Attended as exhibitor
National Association of Broadcasters, Las Vegas, Nevada	April 23-26, 2001	Attended as exhibitor
Infocomm, Las Vegas, Nevada	June 13-15, 2001	Attended as exhibitor
Digital Entertainment Box Forum, Long Beach, California	June 20-21, 2001	Attended as guest speaker
Siggraph, Los Angeles, California	August 14-16, 2001	Attended as exhibitor
TS2, Anaheim, California	August 14-16, 2001	Attended as exhibitor

Marketing Materials

        Although we have focused on our web site as the primary mechanism for disseminating information concerning our products and services, we have created brochures and literature to support our sales and marketing activities. We also advertise and promote the availability of our products in the appropriate publications. As new hardware and software products are released, marketing materials and data specification sheets are distributed to promote the release.

International Marketing Activities

         In certain countries where we do not maintain a local office, we intend to enter into representation agreements with local organizations to provide licensee support and assist in marketing the technologies. Representative partners will be selected based upon their local contacts and their prior knowledge and involvement in 3D projects and activities. On June 14, 1999, we entered into an agreement with AiCube Co. Ltd. of Tokyo, Japan to provide local sales support and marketing activities for our products and services in Japan.

Research And Development

         Our development efforts during fiscal 1998, 1999 and 2000 and the six month period ended December 31, 2000 were devoted to the design and development of our products and technologies. Research and development costs, including those development costs capitalized as deferred in fiscal 1998, were approximately $1,981,000 for fiscal 2000, $1,203,000 for fiscal 1999 and $930,025 for fiscal 1998 and $896,000 for the six months ended December 31, 2000.

Government Regulation

         The hardware products designed and intended for manufacture by us and our licensees are subject to government regulation concerning electromagnetic interference and electrical safety standards that will impose compliance burdens on us. In the United States for example, non-prototype products may be required to conform with Federal Communications Commission regulations governing electromagnetic radiation suppression and Underwriters Laboratory approval for electrical safety standards. Facilities are available in Australia to test hardware to the standards required globally. We have submitted several of our products for testing and have received verbal confirmation of compliance on the submitted hardware. We are unaware of any issues that would prevent compliance of any of our planned hardware product, although there can be no assurance that all of our products will be able to comply with such regulations.

         In many countries where our products may be sold, similar equivalents to these standards exist such as CE in Europe and Canadian Standards Authority (CSA) in Canada. We will submit products for testing to appropriate local specifications in each case where this is a prerequisite to marketing the product in the country concerned. There can be no assurance that our products will be able to comply with such regulations.

         The technology contained in our products may be subject to United States export restrictions. While we do not believe that any of our current products are subject to the restrictions, there can be no assurance that such export controls, either in their current form or as may be subsequently enacted, will not delay introduction of new products or limit our ability to distribute products outside of the United States. Further, various countries may regulate the import of certain technologies contained in our products. Any such export or import restrictions, new legislation or regulation or government enforcement of existing regulations could have a material adverse effect on our business, operating results and/or financial condition. There can be no assurance that we will be able to comply with additional applicable laws and regulations without excessive cost or business interruption, if at all, and failure to comply could have a material adverse effect on us.

         Under the Australian Customs Act 1901 part VI "the exportation of goods division 1 - prohibited exports" the Governor General may by regulation prohibit the exportation of goods from Australia absolutely, in specified circumstances, to a specified place or unless specified conditions or restrictions are complied with. Without limiting the generality of that power of prohibition the regulations may provide that the exportation of the goods is prohibited unless a license, permission, consent or approval has been granted. The Customs (Prohibited Exports) Regulations by regulation 13E provide that an officer of Customs or the Department of Defense may grant a license or permission to export from Australia goods listed in the Defense and Strategic Goods List. The exportation from Australia of goods specified in this list is prohibited unless a license or permission in writing has been granted by an authorized person. The only categories of goods listed in the Defense and Strategic Goods List which appear to have any potential relevance to the technology of our Australian subsidiaries are goods having a dual use (military/civilian) being certain types of software as listed. None of our technology falls into any of the categories of software currently listed.

Competition

        The market for digital media manipulation and stereoscopic 3D display technology is rapidly evolving, highly competitive and recently characterized by the frequent introduction of new products based upon rapidly developing technologies. We do not believe that our products and services compete with the majority of “3D” based products offered in the video game and PC software markets, since these products are normally not “stereoscopic” 3D as created by our Dynamic Depth Cueing™ process. Stereoscopic 3D provides a left and right eye view of each image making it appear to the viewer the same way that it would appear in real life. A number of the organizations that do offer enhanced or “steroscopic 3D” are well-established manufacturers and developers of video hardware and software publishers. They may possess substantially greater financial, marketing, personnel and other resources and have reputations relating to product design, development, manufacture, marketing and service of digital media manipulation and stereoscopic 3D display products. Additionally, some of our competitors have significant budgets to permit them to implement extensive advertising and promotional campaigns to market new products.

        We expect that competition to our proprietary hardware and software solutions may come from a number of existing and emerging sources that vary between the following markets:

Competition in the PC/Internet market

        Competition to our products and solutions in the PC/Internet market may come in any of the following areas:

Conversion of Photographic Images from 2D to 3D for Display in 3D on PCs

        We are aware of a small number of organizations based in the United States and Asia who offer technologies capable of converting photographic images to 3D. These companies include Wooboo and APEC, based in Korea and Taiwan, respectively, and VRex, Inc., based in the United States. These competitive products presently suffer from a number of drawbacks that deliver images of lower quality than those created by OpticBOOM™. APEC and Wooboo use rudimentary pixel shifting techniques that can produce distorted 3D versions of 2D images while VRex's technology appears to be limited to creation of 3D images from pictures captured with a 3D camera or originated using computer graphics modeling packages. Our OpticBOOM™ software conversion products can manipulate 2D images with a high degree of accuracy and can create 3D images from 2D photographs or 3D computer models.

Conversion of Streaming Video and Movies from 2D to 3D for Display on PCs

        We are only presently aware of one organization, Synthonics Inc., a United States company, whose technology could be applied to converting streaming video and movie files to 3D. The Synthonics technique involves constructing a computer wire frame model from a 2D image and utilizing this to create a stereo 3D image. This technology requires a minimum of two images from which to create the 3D image therefore allowing it to be used on successive frames of a movie or video. We believe that the requirement to create a wire frame model from a comparison of two images makes the Synthonics process less efficient than the depth cueing process employed in OpticBOOM™.

2D Compatible 3D Transmission and Delivery

        We have seen demonstrations of a number of compression and encoding techniques for the delivery of 3D broadcast programming. None of these have taken the approach of delivering 2D compatible 3D media by compressing the 3D data and reinserting it into the original unaltered 2D image. The majority of techniques used to deliver 3D media involve the delivery of 3D-only images such as those used by 3D broadcasting company C3D Digital Inc., of Salt Lake City, UT, and 3D display manufacturer VisuaLABS Inc. of Calgary, Canada. The 3D-only field sequential transmissions offered by C3D Digital can only be viewed with a proprietary decoder box and are not viewable in 2D on standard television sets. The 3D signal used by the Visualabs’ 3D display is 2D compatible; however it is proprietary to the decoder in the Visualabs display and may not be viewed in 3D on a conventional television set. Alternative techniques produce 3D-only images that are at best 15% larger than their 2D equivalents whereas the compression techniques used in OpticBOOM™ typically deliver images that are 1% larger than their 2D counterpart and may be viewed in 2D or 3D.

Competition in the Broadcast Market

Converting of Broadcast Quality Video and Movies from 2D to 3D for Display in 3D on Televisions

        As described above, Synthonics Inc. can convert certain material from 2D to 3D. This technology could be applied to conversion of 3D-only broadcast content.

2D Compatible 3D Transmission and Delivery

        As described above, our competitors, C3D Digital and VisuaLabs, use techniques that deliver 3D media only images. These transmissions can only viewed with a proprietary decoder box and are not viewable in 2D on standard television sets. Our technique delivers 2D compatible 3D media that may be viewed in either format.

Real Time Conversion of Broadcast Video Signals to 3D

        A small number of companies offer devices capable of providing rudimentary 3D images on television sets. They use techniques including motion analysis of the incoming video signal or a single depth cue template to give the appearance of 3D depth to a scene. Consequently, the 3D effect produced is inconsistent and potentially non-existent for scenes with no movement characteristics present. C3D Digital Inc. also uses a real time converter to create 3D-only broadcast material for distribution to their 3D channel subscribers. Due to the inherent drawbacks of real time 3D generation (the limited 3D depth and the fact that 3D cannot presently be automatically generated for scenes containing no motion), the off-line 3D conversion process offered by OpticBOOM™ provides a more comprehensive 3D result and allows the user to exercise full control over the 3D effect in each scene, including those with no movement characteristics present.

Competition in the DVD Movie Market

Converting DVD Video from 2D to 3D for Display on Televisions

        As described above, Synthonics Inc. can convert certain material from 2D to 3D. This technology could be applied to conversion of 3D-only DVD video content.

2D Compatible 3D DVD Delivery

        Presently, we are not aware of any organization that is endeavoring to deliver 2D compatible 3D DVD discs. We have applied for a number of patents regarding our technique of delivering 2D compatible 3D media by compressing the 3D data and reinserting it into the original unaltered 2D image for subsequent distribution. Currently, our competitors use encoding techniques for the delivery of 3D-only DVD movies that can only be viewed with a decoder box and are not viewable in 2D in standard television sets.

Real Time 3D Conversion at the Viewpoint

        As described above, a small number of companies provide real time 3D converters capable of providing rudimentary 3D images from video signals. These can also be used with DVD players.

Competition in the Film Market

        Competition to our products and solutions in the film market may come from the conversion of 35mm or 70mm movies from 2D to 3D.

        We are aware that, in addition to Synthonics, Inc., IMAX® Corporation of Toronto, Canada is endeavoring to deliver a solution for converting 2D film to 3D. The IMAX® process, as demonstrated at a recent industry conference, uses techniques that require certain movement characteristics in the scene to achieve a 3D effect. The sophisticated 3D algorithms employed in OpticBOOM™ Studio Pro are not limited in this manner, and therefore offer greater capabilities to filmmakers at this time.

        IMAX® Corporation is also heavily involved in the sponsorship of 70mm 3D films for which it provides custom 3D camera equipment, leased to filmmakers. As previously identified, the size and technical limitations of 3D camera equipment prevents filmmakers from capturing certain shots. The use of a 2D camera in conjunction with the OpticBOOM™ process removes such restrictions from film producers.

        We are not aware of any instance where the Synthonics process has been used to convert 35 or 70mm film to 3D.

Competition in the Computer Animation Market

        Competition to our products and solutions in the computer animation market may come from the present day approach of creating stereo 3D from computer graphic, wire frame models. Animation packages are used to produce content ranging from IMAX® movies to PC streaming video. 3D productions including “T-Rex Back to the Cretaceous” and “Encounter in the Third Dimension” have been created using these techniques.

        Users of many 3D, computer graphic, modeling packages may produce stereo 3D images of an existing production. Presently, this process is time consuming, since it requires a second image to be rendered from the wire frame models. This rendering stage is demanding on the computer processor and time consuming, doubling the time taken to create the 3D version in comparison to the 2D counterpart. The OpticBOOM™ process allows a depth cue to be automatically created from wire frames. The depth cues may then be used to create the stereo 3D image without requiring a full render of a second image. This substantially reduces the time taken to produce the stereo 3D image in comparison to the time taken using conventional techniques.

Competition in the Video Game Market

Extraction of Depth Cues from Streaming Video and Movies For Compositing And Display In 3D on PCs.

        We are aware of two organizations, Synthonics Inc. and Synapix Inc., two United States companies, whose technology could be applied to extracting depth cue information from video material. The Synapix technique involves constructing a depth cue from a 2D image and utilizing this to facilitate compositing. This technology requires a minimum of two images from which to create the depth cue therefore allowing it to be used on successive frames of a movie or video.

Low Bandwidth Encoding of Depth Cue Data on DVD Discs to Allow Display in 2D or 3D.

        As described above, Synthonics Inc. can convert certain material from 2D to 3D. This technology could be applied to conversion of 3D-only video content. None of our potential competitors have taken our approach of delivering 2D compatible 3D media by compressing the 3D data and reinserting it into the original unaltered 2D image for subsequent distribution.

Competition in the Professional Audio/Visual Market

Depth Cue Decoding for Set-Top Boxes, DVD Players and Accessories

        Our depth cue data format is proprietary to us and we are not aware of any other organization presently offering or planning to offer a hardware based depth cue decoder for 3D image generation under license or otherwise.

3D Demultiplexer to 3D Projection Systems

        A number of organizations presently supply 3D demultiplexer hardware systems. These include Vrex, Inc. and QD Technologies, two United States organizations. These hardware systems are offered in a variety of specifications that offer equivalent performance to those offered by us.

Real Time 3D Converter

        Sanyo Corporation offers a real time converter that is marketed in the medical imaging market in the United States. A similar product is marketed by C3D Digital Inc. as a real time converter for use with videocassettes and DVD players in the United States. These hardware systems are offered in a variety of specifications that offer equivalent performance to those offered by us. Since real time 3D can only be created in a rudimentary manner based upon certain types of movement in a scene it is therefore of a substantially lower quality than the depth cue based 3D created with OpticBOOM™ Studio Pro.

Line Doubling For Video Signals

        A number of organizations including Faroudja, Vidikron, DWIN, Runco and QD Technologies manufacture and license line doubling and quadrupling technologies. These are aimed at the professional audio visual and home theater markets. These hardware systems are offered in a variety of specifications that offer equivalent performance to those offered by us.

Competition in the Arcade Game Market

        Competition to our products and solutions in the arcade game market may come from any company offering the display of 3D images. A number of 3D display technologies are available in the arcade game industry including virtual reality headsets and 3D display screen lenses. Virtual reality game participation requires the player to wear a headset. This is seen as a deterrent to some players for health and safety reasons as well as a process that reduces player throughput as the headset is put on and taken off between each game. The unique, patented headset free head tracking technology used in our 3D Projection Display is seen as a major advantage over virtual reality headsets since it does not compromise player throughput.

        3D glasses-free display lenses that have recently been previewed at video game shows suffer from image distortion since they employ curved display lenses. We are not aware of any glasses-free display lens that has been introduced in an arcade product. None of the 3D glasses-free lenses offer a giant display screen similar to our 3D Projection Display system.

Employees

        As of November 13, 2001, we had 40 employees, 26 of whom are engaged in engineering, research and development, 4 of whom are engaged in marketing and sales activities and 10 of whom are in administration. We also contract the services of qualified hardware and software engineers on a project by project basis. For 2D to 3D media conversion services, we have trained eight computer operators who work under contract with us on a project by project basis. None of our employees are represented by a labor union. We consider our employee relations to be satisfactory.

Property

        Dynamic Digital Depth Australia Pty. Ltd. exercised an option deed on a building comprising five units totaling 1,711 square meters located at 6 Brodie Hall Drive, Technology Park, Bentley, Western Australia. The purchase of the building was completed on October 15, 1999. Dynamic Digital Depth Australia Pty. Ltd. has sold two units, including unit 1 occupied by our subsidiaries and us comprising 758 square meters, and is actively seeking purchasers for the remaining units. Upon selling unit 1, Dynamic Digital Depth Australia Pty Ltd entered into a ten-year lease with the purchaser at an annual rental of $121,280.

        We maintain an office comprising approximately 5,000 square feet in California at an annual cost of US$216,000.

Legal Proceedings

        On January 22, 1999 Angus Duncan Richards (“Richards”) served a notice of dispute on us related to the terms of a consulting agreement between our Company and Richards. Richards alleges that we breached the consulting agreement through the failure to make payments to Richards out of the gross annual income receipts and capital funds raised in connection with the exploitation of certain technologies which Richards assisted in developing. Richards also alleges that we have failed to use our best endeavors to commercially exploit the technology. Richards also demands that certain intellectual property, which was assigned to Dynamic Digital Depth Research Pty. Ltd., be returned to him. In the event that Richards succeeds in his claim for payment, we would be exposed to a liability to pay to Richards $237,000 together with further payments not exceeding $200,000 per annum to a maximum of $1,000,000.00, contingent upon the extent to which we derive revenue and capital from commercial exploitation of certain technologies which Richards assisted in developing. The dispute is subject to arbitration that is ongoing. We refute all of the allegations and intend to vigorously defend this matter.

        On December 18, 1998, Richards commenced litigation in The Court of Queen’s Bench of Alberta, Judicial District of Calgary, in Alberta, Canada seeking monetary damages of $227,500 plus interest and court costs. Richards alleges that we failed to permit him to exercise options to purchase 182,000 common shares at an exercise price $1.25 per share. We refused to permit Richards to exercise the options based upon a determination that the options had expired prior to Richards attempt to exercise the options. We filed a Statement of Defense on February 10, 1999. Richards sought leave of the Court to amend his statement of claim to join additional defendants and to increase the monetary damages claim to an estimated $2,402,000 plus punitive damages of $100,000 plus unqualified damages of up to $1,137,500 less trading commission plus interest and costs. The court, apart from adding Mr. Paul Kristen, a director of our company, to the action, rejected the application. We refute all of the allegations and intend to vigorously defend this matter.

EXCHANGE CONTROLS AND
OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada

         There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments by us to non-residents. Dividends paid to United States residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the corporation pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

         In addition, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in our charter documents.

         We believe that the Investment Canada Act (the "Act") which governs the basis on which non-Canadians may invest in Canadian businesses, does not apply in our case, as we do not (a) have a place of business in Canada; (b) employ individuals in Canada in connection with our business; and (c) have assets in Canada which are used in carrying on our business.

Australia

        Under temporary Australian foreign exchange controls, which may change in the future, payments by an Australian resident to, or on behalf of the following payees may only be made with Reserve Bank of Australia approval:

        - the Government of Iraq or its agencies or its nationals;

        - the authorities of the Federal Republic of Yugoslavia (Serbia and Montenegro) or its agencies, who are not residents of Australia;

        - the Government of Libya or any public authority or controlled entity of the Government of Libya, including any commercial, industrial or public utility undertaking owned or controlled by the Government of Libya or by a public authority of Libya;

        - the Taliban (also known as the Islamic Emirate of Afghanistan) or any undertaking owned or controlled, directly or indirectly, by the Taliban; or

        - the National Union for the Total Independence of Angola as an organization, senior officials of UNITA or adult members of the immediate families of senior officials of UNITA.

        The Australian dollar is freely convertible into US dollars except that all payments and cash transactions in excess of $5,000 to non-residents must be reported to the Australian Cash Transactions Agency, which monitors such transactions, whether they be in the form of cash, dividends, capital or profits. The Foreign Acquisitions and Takeovers Act (“Foreign Acquisitions Act”) sets forth limitations on the rights of non-Australian residents to own or vote the ordinary shares of an Australian company. The Foreign Acquisitions Act permits the Commonwealth Treasurer to examine acquisitions and arrangements that could result in foreign persons controlling an Australian business. The Commonwealth Treasurer may prohibit a proposed takeover if it would lead to a change of control of a business where the resultant control would be foreign and therefore considered to be against the national interest. The Foreign Acquisitions Act contains divestiture provisions to ensure it can be enforced, as well as, stringent monetary-penalty provisions for breaches and the making of false or misleading statements.

        The Foreign Acquisitions Act requires the prior approval of the Commonwealth Treasurer for certain classes of persons to enter into an agreement to acquire shares of an Australian company, if, after the acquisition, such person or corporation would hold a substantial interest in such corporation, as explained herein. The foregoing approval requirement applies to the following classes of persons: (i) any natural person not ordinarily resident in Australia, (ii) any corporation in which either a natural person not ordinarily resident in Australia or a foreign corporation (as defined in the Foreign Acquisitions Act) holds a substantial interest, and (iii) two or more such persons or corporations which hold an aggregate substantial interest.

        The Foreign Acquisitions Act requires foreign persons or foreign-controlled entities to give forty (40) days notice to the Commonwealth Treasurer of a proposal to acquire or increase (or offer to acquire or increase) a single interest of 15% or more of the ownership or voting power of an Australian company. If two or more foreign persons or foreign-controlled entities are acting together, the threshold is 40% in the aggregate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We were incorporated under the laws of Alberta, Canada and our financial results are quantified in Canadian dollars. We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and expenditures are incurred in US or Australian dollars. Variations in exchange rates may give rise to foreign exchange gains or losses that may be significant. Market risks relating to our operations result primarily from changes in interest rates, changes in foreign exchange rates and concentrations of credit risk. We do not engage in any hedging or currency trading activities.

MANAGEMENT

Directors and Senior Management

         The following sets forth certain information regarding our directors and senior management:

Name	Age	Position(s)	Date elected or appointed
Neil W. Speakman 8 Brodie Hall Drive, Bentley, Western Australia 6102	59	Chairman of the Board of Directors	March 1994
Chris Yewdall 2120 Colorado Ave., Suite 100 Santa Monica, CA 90404-3504	36	President and Chief Executive Officer	President as of October 1998 and Chief Executive Officer as of July 2000 and Director as of April 2001
Paul Kristensen Capital Technologies Pty Ltd Central Park, Level 18 152-158 St George's Terrace Perth, WA 6000 Australia	58	Non-executive Director	May 1996
Paul G. Jeffrey #901 - 160 Frederick Street Toronto, Ontario M5A 4H9 Canada	75	Non-executive Director	March 1994
Ian Macintosh 63 Lonsdale Road Toronto, ON M4V 1W4 Canada	74	Non-executive Director	April 1994
Geoff Roman 140 Brownsburg Road E New Hope, PA 18938	49	Non-executive Director	September 2000
Eric Dillon General Partner Dillon/Flaherty Partners, L.P. 425 Pike Street Suite 600 Seattle, WA 9810	43	Non-executive Director	June 2000
Phil Harman 8 Brodie Hall Drive, Bentley, Western Australia 6102	50	Chief Technology Officer	June 1999
Mark Schwartz 2120 Colorado Ave., Suite 100 Santa Monica, CA 90404-3504	44	Chief Financial Officer	November 1999
Sara Lane Sirey 1600 407 2nd Street S.W. Calgary, AB T2P 2Y3	33	Secretary	September 1997

         The following is a brief summary of the business experience of each of the above-named individuals:

Neil W. Speakman - Chairman of the Board of Directors

         Mr. Speakman was appointed a director in March 1994 and has served as Chairman since that date. He provided financial consulting services to us until May 1, 1998, when he undertook full-time employment as Chairman. Prior to becoming a director, Mr. Speakman worked primarily with small technology companies guiding the development of their global applications to the stage of public acceptance and commercialization. In 1989, Mr. Speakman founded the company now known as Advanced Material Technologies Inc., a leading company in the provision of rare earth materials from China. The company is listed on the Toronto Stock Exchange. In 1995, Mr. Speakman was a founding director of Turbo Genset Inc. and Compact Power Holdings Limited, two public companies in Canada. In 1997, Mr. Speakman was also a director of FAS International Holdings Limited, a public company listed on the Canadian Venture Exchange. Due to his full-time involvement with us, Mr. Speakman has relinquished these directorships. After graduating from the University of Melbourne in Australia, Mr. Speakman qualified as a chartered accountant with Price Waterhouse in 1967. Mr. Speakman held various positions with Morgan Grenfell and Co. in London between 1969 and 1972 and Ord Minnett in Hong Kong between 1972 and 1975, before founding his own practice in Hong Kong in 1975.

Chris Yewdall - President and Chief Executive Officer

         Mr. Yewdall was appointed President in October 1998 and Chief Executive Officer in July 2000 and appointed to the Board of Directors in April 2001. Prior to being appointed President, Mr. Yewdall served as our Vice President of Sales and Marketing. Prior to joining us, Mr. Yewdall held the position of Vice President, Business Development of C-Dilla Limited, an anti-piracy software provider servicing entertainment software developers. From February 1991 through March 1997, Mr. Yewdall was the General Manager and Vice President of Sales of Virtuality, Inc., an immersive, virtual reality 3D technologies company with offices in Europe and North America. Prior to this, Mr. Yewdall worked as a technical consultant and sales executive with Manager Software Products, a systems development software provider for IBM mainframe computers. Mr. Yewdall also worked at Jaguar Cars, Coventry, UK where he was responsible for installing computer-aided design systems. Mr. Yewdall graduated from North Staffordshire University, Stafford, England with an Honors Degree in Information Systems.

Paul Kristensen - Director

         Mr. Kristensen was appointed non-executive director in May 1996. He is the President of Capital Technologies Pty. Ltd., a seed capital investment company that actively assists selected inventions and business ventures from the idea stage to the international marketing of products or technology licenses. Mr. Kristensen has been a founding director of a number of technology companies originating in Western Australia, including E.R.G. Limited, Arbortech Pty. Ltd. and Kinetic Limited, as well as the following technology companies where he remains on the board of directors, Xenotech Australia Pty. Ltd. (later renamed DDD Australia Pty. Ltd.), IQ Investments Ltd., Structural Monitoring Systems Ltd., Add Venture Capital Ltd. and Data-Cast.Net Ltd.

Paul G. Jeffrey - Director

         Mr. Jeffrey was appointed a non-executive director in August 1994. He is currently a non-executive director of a number of other Canadian public companies, including Azcar Technologies, Wild Horse Resources Ltd. and Turbo Genset Inc. Mr. Jeffrey was a principal shareholder and non-executive director of FH Deacon Hodgson Inc. which later merged with Nesbitt Thompson and was subsequently controlled by the Bank of Montreal. In addition, he has served as an officer in the Young Presidents Organization, University Club of Toronto, Council of the Ontario College of Art and the Investment Advisory Committee of Bloorview Children's Hospital.

Ian Macintosh - Director

         Mr. Macintosh was appointed a non-executive director in August 1994. He is also currently a non-executive director of Turbo Genset Inc. Mr. Macintosh was an insurance broker since 1950 and has since retired. He is currently an investor and director of St. Andrew's Valley Golf Club Limited. His community involvement includes 30 years of service as a member of the board of The Arthritis Society of Canada and over 20 years of service as a member of the Board of Governors of North York General Hospital.

Geoff Roman - Director

         Mr. Roman was appointed a non-executive director in September 2000. Mr. Roman is the Corporate Vice President and Director, Advanced Technology and Chief Technology Officer for Motorola's Broadband Communications Sector, Communications Enterprise (formerly known as General Instrument Corporation). He has been an officer of General Instrument since September 1996. Mr. Roman is responsible for the strategic business and technology direction for Motorola's Broadband Communications Sector.

Eric Dillon - Director

         Mr. Dillon was appointed a non-executive director in June 2000. Mr. Dillon is one of the original investors and advisory board members for Amazon.com. Mr. Dillon also serves as a board member or advisor to several other Internet companies, including AvenueA.com, UGO.com, Gear.com, and iStart Ventures.

Phil Harman - Chief Technology Officer

         Mr. Harman was appointed our Chief Technology Officer in July 1999. Mr. Harman joined our Perth, Australia operations in May 1996 and primarily manages the research and development process. He has been the primary technology innovator and a major contributor to the development of our portfolio of technologies and products. Additionally, he manages our intellectual property portfolio to ensure patent protection. Mr. Harman also reviews new ideas, patents and concepts presented to the company and recommends appropriate action. From 1989 to 1996, Mr. Harman held the position of Information Technology Manager for the Water Authority of Western Australia where he was responsible for developing and managing their state-wide computer and communications network. Prior to this position, Mr. Harman was a self-employed communications and information technology consultant. He also co-founded an electronics and communications company that became a leader in the provision of fire monitoring and general telemetry systems. Upon immigrating to Australia from the UK in 1980, Mr. Harman was employed as a communications engineer by the Western Australian Fire Brigades Board, where he developed a number of new fire monitoring systems and communications networks. In the UK, Mr. Harman worked as a research scientist for the Government Communications Centre in Milton Keynes. Mr. Harman holds a BS (Hons 1) in electrical and electronic engineering from the University of Bath in the UK.

Mark Schwartz - Chief Financial Officer

         Mr. Schwartz was appointed Chief Financial Officer in November 1999. Mr. Schwartz oversees our global financial operations. Working out of the Santa Monica office, he is responsible for the developing and implementing the company's financing strategy, financial reporting, compliance with securities regulations, and managing relationships with the investment community. Mr. Schwartz has closed more than 25 merger and acquisitions transactions valued in excess of $10 billion and has arranged more than $500 million in public and private financing including mezzanine financing, IPOs and secondary equity and debt offerings. Previously, Mr. Schwartz was CFO and co-founder of Bodega Latina Corporation, a grocery retailer focused on the Latino market. In addition, he was an investment banker with Donaldson, Lufkin & Jenrette, C.S. First Boston and Schroders. While working at DLJ, Mr. Schwartz secured, structured and negotiated the first round of institutional financing for Starbucks Coffee. He also served on Starbucks' board of directors. Mr. Schwartz holds an MBA from Harvard Business School and a BA from Claremont McKenna College.

Sara-Lane Sirey - Corporate Secretary

         Ms. Sirey has served as the Corporate Secretary since September 1997. Ms. Sirey is an attorney at Sara-Lane Sirey, P.C., focusing on corporate and securities law. She has acted for issuers, in all industry segments, in Canada, the U.S. and internationally, in connection with corporate reorganizations, mergers and acquisitions, debt financings, commercial transactions and initial public offerings. She is a member of management of a number of public companies located in Canada, the U.S., the U.K., Australia and South America. Ms. Sirey obtained her Bachelor of Laws degree at the University of Saskatchewan in 1992.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

        As of the date hereof, we have seven (7) directors. We also have a corporate secretary. The total cash remuneration paid or accrued during fiscal 2000 to all directors and officers was $755,000. No directors received any fees for providing services as directors during our 2000 fiscal year.

        We have in place a stock option plan dated February 6, 2000, which was approved by our shareholders at the annual general meeting of shareholders held on February 1, 2000. The plan has been established to provide incentives to qualified parties to increase their proprietary interest and thereby encourage their continuing association with us. Our directors administer the plan. The plan provides that options will be issued to our directors, officers, employees and consultants or our subsidiaries pursuant to option agreements in substantially the form appended to the plan. The option agreements provide for the expiration of such options on a date not later than five years after the issuance of such option. An amendment to the stock option plan to increase the maximum number of shares issuable pursuant to the plan from 3,634,952 to 4,480,498 was approved by our shareholders on April 23, 2001.

        Options issued pursuant to the plan have an exercise price as determined by the board of directors, provided that the exercise price shall not be less than the price permitted by any stock exchange on which the common shares are then listed.

        In the 2000 fiscal year, options were granted to directors and officers to acquire up to an aggregate of 1,568,000 common shares and 484,000 during the six months period ended December 31, 2000.

        We do not have a pension, retirement, or similar plan.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Stock Option Grants

        The following table sets forth details with respect to the outstanding options and warrants as of November 13, 2001.

                                                                                                Market Value of
                                                                Number of Common                   Securities
                                                                Shares Reserved                    Underlying
    Optionee/Warrant                         Expiration         Under Option/      Exercise     Options/Warrants
    Holder Category       Date of Grant         Date              Warrant(1)        Price(1)    on Date of Grant
    ---------------       -------------         ----              --------          -----       ----------------

Directors                Nov. 27, 1996     Nov. 27, 2001           40,000           $1.35             $1.40
                         Dec. 20, 1997     Dec. 20, 2002           20,000           $1.30             $1.50
                         Mar. 24, 2000     Mar. 24, 2005          620,000          $11.48            $13.50
                         July 26, 2000     July 26, 2005          100,000           $3.91             $4.00
                         May 18, 2001      May 18, 2006           450,000           $3.20             $3.40

Executive Officers       Dec. 20, 1997     Dec. 20, 2002          115,000           $1.30             $1.50
                         Sept. 7, 1998     Sept. 7, 2003          200,000           $1.50             $1.75
                         Nov. 3, 1999      Jan. 14, 2005          400,000           $5.85             $5.92
                         June 7, 2000      June 7, 2005           200,000           $2.80             $3.18
                         July 26, 2000     July 26, 2005          200,000           $3.91             $4.00
                         May 18, 2001      May 18, 2006           380,000           $3.20             $3.40

Employees                Dec. 20, 1997     Dec. 20, 2002           20,000           $1.30             $1.50
                         July 2, 1999      July 2, 2004            30,000           $2.47             $2.80
                         July 7, 1999      July 7, 2004             4,000           $2.47             $2.91
                         Oct. 28, 1999     Oct. 28, 2004          166,000           $5.66             $6.66
                         Jan. 21, 2000     Feb. 8, 2005            30,000           $7.11             $8.36
                         Mar. 24, 2000     Mar. 24, 2005           80,000          $11.48            $13.51
                         Mar. 30, 2000     Mar. 30, 2005           80,000          $12.58            $14.80
                         July 26, 2000     July 26, 2005          136,000           $3.91             $4.00
                         Aug. 3, 2000      Mar. 22, 2005           48,000           $4.55             $4.80
                         Dec. 28, 2000     Dec. 28, 2005           48,000           $3.15             $3.50
                         Feb. 5, 2001      Feb. 5, 2006            36,000           $3.15             $3.70
                         May 18, 2001      May 18, 2006           455,000           $3.20             $3.40

Strategic                June 15, 1999     June 15, 2002        1,000,000           $3.85             $4.12
Partnerships                                                                         to
                                                                                    $5.50
Investors                Nov. 27, 1996     Nov. 27, 2001           20,000           $1.35             $1.40
                         Dec. 20, 1997     Dec. 20, 2002          255,000           $1.30             $1.50
                         June 15, 1999     June 15, 2002          500,000           $3.50   to        $4.12
                                                                                    $5.50
                         Dec. 21, 1999     Dec. 21, 2002          140,000           $5.50             $6.47
                         Feb. 1, 2000      Feb. 1, 2002           857,000           $5.50             $6.47
                                                                ---------
Total                                                           6,630,000

        1   These have been restated to give effect to a one-for-five reverse stock split.

             As of August 31, 2001, our directors and officers collectively held stock options and warrants to acquire an aggregate of 2,725,000 common shares.

Other Rights to Purchase Securities

         Effective May 19, 1998, we closed a transaction with The Liverpool Limited Partnership and Westgate International, L.P. (collectively, the "Investors") pursuant to the terms of an investment agreement. The investment agreement provided for the purchase by the Investors of 5,000,000 units for cash equal to the US dollar equivalent of $7,500,000. Each unit was comprised of one common share and one warrant to purchase one-half of a common share at a price of $2.00 per common share for a period of two years from the date of issuance.

         Pursuant to the investment agreement, we granted the Investors a right of first refusal with respect to any capital raising transaction or series of transactions involving us or any subsidiary, other than any Permitted Equity Investment (as hereinafter defined), for so long as the Investors hold at least 50% of the common shares acquired as a result of the transactions contemplated by the investment agreement. We are required to provide to the Investors written notice of the terms of any transaction that is subject to the right of first refusal promptly after the receipt thereof. The Investors may exercise the right of first refusal by issuing a written counternotice of their intention to exercise the right of first refusal within 30 days of receipt of our notice, and by consummating the transaction by the later of (a) the time provided in the original bona fide third party offer to us, and (b) 30 days after receipt by us of the Investors' counternotice. For purposes of the investment agreement, a "Permitted Equity Investment" means (a) a sale of common shares to an individual or group of individuals, which sale shall not, when aggregated with any other such sales, exceed 9.9% of the common shares outstanding on the date of the investment agreement, (b) a sale of equity of a newly created subsidiary to an individual or group of individuals in an amount not to exceed 50% of the equity of such newly created subsidiary, or 50% of our ownership interest in such newly created subsidiary if it is a joint venture, or (c) a public sale of common shares.

         On May 15, 2000, the 5,000,000 warrants, entitling the holder to purchase 2,500,000 common shares at an exercise price of $2.00 (as described above), were exercised resulting in gross proceeds to us of $5,000,000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with the Investors

         On June 30, 1997, each of The Liverpool Limited Partnership and Westgate International, L.P. loaned us US$500,000 in exchange for executed convertible promissory notes. The notes carried an interest rate of five percent (5%) per annum. The outstanding principal balance and all accrued interest on the notes was convertible at any time and from time to time by the Investors for common shares at an initial conversion price of US$1.00 per share (as adjusted to reflect the 5-1 stock split). In connection with the loans, we issued to the Investors warrants to purchase 200,000 shares of our common shares at a purchase price of $1.00. These notes were converted into common shares in May 1998 as described below.

         The notes were executed and delivered by us pursuant to a certain convertible note purchase agreement, dated as of June 30, 1997, with the Investors. Our obligations under the notes were secured by a pledge of the capital stock of our subsidiaries pursuant to a pledge agreement, dated as of the same date, with the Investors. In addition, the common shares issued upon conversion of the notes are entitled to the benefits of the registration rights set forth in a registration rights and qualification rights agreement, dated as of the date of the notes, with the Investors.

         On February 9, 1998, we received a second loan of U.S.$250,000 each from the Investors, and executed additional convertible promissory notes with the Investors. The second notes carried an interest rate of five percent (5%) per annum. The outstanding principal balance and accrued interest on the Second notes was convertible at any time and from time to time by the Investors for common shares at an initial conversion price of U.S. $1.00 per share. The second notes were converted into common shares in May 1998 as described below.

         Effective May 19, 1998, we closed a transaction with the Investors pursuant to the terms of the investment agreement. The investment agreement provided for the purchase by the Investors of 5,000,000 units.

         The investment agreement provided that each Investor would convert the outstanding principal balance and all accrued and unpaid interest under the notes into 1,550,959 common shares effective as of the Closing Date, and that the notes, the existing registration rights agreement and the pledge agreement would be canceled.

         Pursuant to the investment agreement, we granted the Investors a right of first refusal with respect to any capital raising transaction or series of transactions involving us or any subsidiary, other than any Permitted Equity Investment. See - Options to Purchase Securities from Registrant or Subsidiaries - Other Rights to Purchase Securities.

         Pursuant to the investment agreement, the Investors entered into a Voting and Disposition Agreement. The voting agreement provided that at any time on or after the closing date, the Investors had the right to nominate two individuals to the board of directors, subject only to regulatory approval, and we would take all necessary action to effect the appointment of such individuals to our board of directors. The Investors also entered into a second registration rights agreement covering the units.

Option to Acquire Shares and Warrants issued to the Investors

        Concurrent with the May 1998 private placement, Red Reef Limited, a British Virgin Islands company, was granted an option by the Investors, exercisable under certain conditions, to acquire up to 1,000,000 common shares (the "Share Option") and up to 1,000,000 Warrants (the "Warrant Option") issued as units in such private placement under certain conditions. These conditions included an effective registration under the United States Securities Act of 1933 for the resale of the securities and the common shares being listed for trading on The NASDAQ National Market System or SmallCap System.

         The Share Option is exercisable at $6.00 as to 500,000 common shares and $9.00 as to 500,000 common shares on or before May 19, 2001 and May 19, 2002, respectively, or such earlier date as may be determined under the Share Option. The Warrant Option was exercisable as to 900,000 Warrants at $0.05, 800,000 Warrants at $1.00 and 800,000 Warrants at $2.00. The Warrants issuable upon exercise of the Warrant Option were exercisable at a price of $2.00 per common share.

         Red Reef concurrently granted options over the common shares underlying the Warrants to approximately thirteen members of our management and staff including Messrs. Speakman, Harman and Yewdall, in order to further align their interests with the interest of our principal shareholders.

Exercise of Warrants Option and Warrants

         As described above under "Other Rights to Purchase Securities", the 5,000,000 outstanding warrants were exercised on May 15, 2000, resulting in the issuance by us of 2,500,000 common shares and receipt by us of proceeds of CAD $5,000,000.

         The exercise of the warrants was completed pursuant to the terms of an agreement among the Investors, Red Reef and us, whereby the warrant option was exercised on a cash-less basis, simultaneously with the exercise of the warrants. As a result, a total of 1,569,375 common shares were issued to Red Reef and a total of 930,625 common shares were issued to the Investors.

         The agreement also provides that we shall use our best efforts to obtain a listing of its shares on The NASDAQ National Market System or SmallCap Exchange, and file a registration statement and register the securities held by the Investors with the Securities and Exchange Commission. We are required to pay to the Investors certain penalties in the event that these securities held by the Investors have not been registered on or before August 31, 2000. We have received a waiver of these penalties from the Investors.

         The parties to the agreement agreed to the vote their shares and to do such things, in the manner necessary to affect the election and/or appointment of two nominees of the Investors to our board of directors.

         We believe that the terms of these transactions were completed on terms no less favorable than those available from unrelated parties.

Corporate Governance

         Pursuant to the Business Corporations Act (Alberta), any of our directors or officers who is party to a material contract or proposed material contract with us, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with us, must disclose in writing to the board or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.

         Any director having such a material interest shall not vote on any resolution to approve the contract, unless the contract is:

  an arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate in which he has an interest, for our benefit.

  a contract relating primarily to his remuneration as a director, officer, employee or agent;

  a contract for indemnity or insurance, or a contract with an affiliate.

         If a director or officer fails to disclose his interest in a material contract, the Court of Queens Bench of Alberta may, on our application or a shareholder, set aside the contract on any terms it deems fit.

         We believe that we have implemented internal corporate governance procedures which adequately protect shareholders against our entering into transactions with affiliated parties on less than commercially acceptable terms. In addition to adhering to the provisions of the Business Corporations Act (Alberta), which apply in respect of conflicts of and the Policies of The Canadian Venture Exchange, as they pertain to non-arms length transactions, the board of directors has been organized such that the majority of our members are outside directors to ensure that all matters brought before the board receive consideration independent of inside directors. All proposed transactions with an affiliated party, regardless of the size of the transaction, must be brought before the board for consideration and approval. Members of the board, as a matter of corporate policy, are entitled to engage independent professional advisors in respect of any such matter brought before the board of directors.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common shares as of October 31, 2001 by each person who, to our knowledge, beneficially owned more than 10% of the common shares.

Name and Place of Residence	Number of common shares Owned or Controlled as at the Effective Date	Percentage of Outstanding common shares
CDS & Co.(1) NCI Account 25 The Esplanade P.O. Box 1038, Station A Toronto, Ontario M5W 1G5	6,102,633	25.3%
Westgate International, L.P.(2) c/o Midland Bank Trust Corporate Cayman Limited P.O. Box 1109 Mary St. Grand Cayman, Cayman Islands	3,740,792	15.51%
The Liverpool Limited Partnership(2) c/o A S & K Services Ltd. P.O. Box HM 1179 Hamilton Bermuda, HMEX	3,832,256	15.87%
General Instrument Corporation 101 Tournament Drive Horsham, Pennsylvania 19044	3,220,000	12.64%

        (1)   CDS & Co. is a depository/intermediary. The identity of the beneficial shareholders of these securities is not known to us.

        (2)   Information as to beneficial ownership has been provided to us by these beneficial shareholders. The general partners of these beneficial shareholders are Hambledon, Inc. and Liverpool Associates, Ltd., respectively. We have no information as to the identity of the limited partners of these entities.

DESCRIPTION OF SECURITIES

         We have an authorized capital consisting of an unlimited number of common shares of which 24,229,571 are issued and outstanding as of October 31, 2001.

         The holders of common shares are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Holders of common shares are entitled to receive dividends when, as and if declared by the board of directors in its discretion, out of funds legally available therefor. In the event of liquidation, dissolution, or winding up, the holders of common shares are entitled to share ratably in our assets, if any, legally available for distribution to them after payment of our debts and liabilities after provision has been made for each class of stock, if any, having liquidation preference over the common shares. Holders of common shares have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common shares. All of the outstanding common shares are fully paid and non-assessable.

         We are also authorized to issue an unlimited number of non-voting first preferred shares and non-voting second preferred shares. The preferred shares are issuable with such rights, preferences, maturity dates and similar matters as the board of directors may from time to time determine without any further vote or action by our stockholders. No preferred shares are currently outstanding.

SELLING SECURITY HOLDERS

         All of the common shares offered by this Prospectus are being sold for the account of the selling security holders identified in the following table.

         The selling security holders are offering for sale an aggregate of 13,793,972 common shares which includes 2,685,706 common shares issuable upon exercise of outstanding warrants.

         The following table sets forth the number of shares being held of record or beneficially (to the extent known by us) by such selling security holders as at October 31, 2001 and provides (by footnote reference) any material relationship we have with such Selling Security Holder, all of which is based upon information currently available to us.

         The shares offered by the selling security holders may be offered for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers.

	SHARES BENEFICIALLY OWNED PRIOR TO OFFERING			SHARES TO BE BENEFICIALLY OWNED AFTER OFFERING
NAME	NUMBER OF SHARES TO BE REGISTERED	SHARES FROM WARRANTS TO BE REGISTERED	PERCENT[1]	SHARES BEING OFFERED	NUMBER OF SHARES	PERCENT(1)
The Liverpool Limited Partnership c/o AS&K Services, Ltd. P.O. Box HM 1179 Hamilton, Bermuda	3,801,768	30,488	15.78%	3,832,256	0	0
The Liverpool Limited Partnership c/o Stonington Management Corporation 715 5th Avenue, 35th Floor New York, NY 10019	100,000	0	*	100,000	0	0
Elliott International, L.P. c/o Midland Bank and Trust Corporation (Cayman) Limited P.O. Box 1109 Georgetown Grand Cayman British West Indies	60,976	30,488	*	91,464	0	0
Westgate International, LP c/o Midland Bank Trust Corporation Cayman Limited P.O. Box 1109 Mary Street Grand Cayman Cayman Islands	3,740,792	0	15.44%	3,740,792	0	0
Westgate International LLP c/o Stonington Management Corporation Subtotal Elliott Associates 715 5th Avenue, 35th New York, NY 10019	100,000	0	*	100,000	0	0
Thomas K. Barad 11065 Sunset Blvd. Los Angeles, CA 90049	5,000	5,000	*	10,000	0	0
Beljam Holdings Ltd. 8665 Wilshire Blvd. Suite 200 Beverly Hills, CA 90211	17,500	17,500	*	35,000	0	0
Capital Technologies Pty. Ltd. Level 18 Central Park 152-158 St. George's Terrace Perth 6000 Western Australia	10,000	10,000	*	20,000	0	0
Louis Dicriscio 6 Dispatch Dr. Washington Crossing, PA 18977	20,000	20,000	*	40,000	0	0
Fragrant Harbour Superannuation Fund 32 Macrossan Street, Suite 134 Brisbane Old, Australia 4000	10,000	10,000	*	20,000	0	0
Guren Family Trust 12720 Hanover Street Los Angeles, CA 90049	5,000	5,000	*	10,000	0	0
Ann Daly Gustafson and John Gustafson 2040 E. Live Oak Drive Los Angeles, CA 90049	10,000	10,000	*	20,000	0	0
General Instrument Corporation 101 Tournament Drive Horsham, PA 19044	1,860,000	1,360,000	12.58%	3,220,000	0	0
Daniel D. Lucas & Mary Jo Lucas 28618 Forest Meadow Place Castaic, CA 91384	1,500	1,500	*	3,000	0	0
Robert M. Schwartz & Karen Breslow, as Trustees of the Schwartz Breslow Trust Dated 9/9/199 1999 Avenue of the Stars #700 Los Angeles, CA 90067	10,000	10,000	*	20,000	0	0
Edgar Bernard Richards 76 Macdonnell Road #72 Hong Kong	30,000	30,000	*	60,000	0	0
Mark Nathaniel Schwartz 2120 Colorado Avenue, Suite 100 Santa Monica, CA 90404	20,000	20,000	*	40,000	0	0
John A. Schoenfeld 2815 Club Drive Los Angeles, CA 90064	1,000	1,000	*	2,000	0	0
Alan Stern 602 S. Hudson Avenue Los Angeles, CA 90005	10,000	10,000	*	20,000	0	0
Strong River Investments, Inc. Gonzales-Ruiz & Aleman BVI Limited Wickhams Cay/Vasterpool Plaza P.O. Box 873 Road Town Tortolla, BI	200,000	200,000	1.64%	400,000	0	0
Christopher Michael Yewdall Polebrook Mens Spinney Drive Kirby Grange, Botcheston Lekestershire LE9 9FG United Kingdom	2,500	2,500	*	5,000	0	0
Diane Zack & Howard Zack 99 Mt. Tiburon Road Tiburon, CA 94920	1,000	1,000	*	2,000	0	0
Banco Del Gottardo Viale Franscini 6900 Lusano Switzerland	500,000	300,000	3.26%	800,000	0	0
Tarville International Ltd. c/o LGT Bank in Liechtenstein F1-9490 Vaduz Herrengasse 12 Principality of Liechtenstein	10,000	10,000	*	20,000	0	0
Smallcaps Online Group LLC 1285 Avenue of the Americas 35th Floor New York, NY 10019	0	20,000	*	20,000	0	0
Eric E. Dillon 425 Pike Street Suite 600 Seattle, WA 98101	293,255	293,255	2.39%	586,510	0	0
Leigh Carter Revocable Trust P.O. Box 13418 Akron, OH 44334	58,651	58,651	*	117,302	0	0
Mees Pierson (Cayman) Ltd. as Trustees of Sofaer Funds/SCI Global Hedge Fund c/o Sofaer Global Research (HK) 22/F Entertainment Building 30 Queen's Road Central Hong Kong	199,998	199,998	1.64%	399,996	0	0
Baradaran Revocable Trust Sharyar Baradaran 201 Delfern Drive Los Angeles, CA 90077	29,326	29,326	*	58,652	0	0
Total	11,108,266	2,685,706		13,793,972

        (*)   Less than 1%

        (1)    Calculated in accordance with Rule 13d-3 under the Exchange Act based on the number of outstanding shares on October 31, 2001 of 24,229,571.

PLAN OF DISTRIBUTION

         The selling security holders are offering common shares for their own account, and not for our account. We will not receive any proceeds from the sale of the common shares by the selling security holders.

         The common shares may be sold from time to time by the selling security holders or by their pledges, donees, transferees or other successors in interest. Such sales may be made on the exchange or market upon which the shares trade at the time, the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

         The common shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling security holders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. We will not receive any of the proceeds from the sale of these shares, although it has paid the expenses of preparing this Prospectus and the related Registration Statement. The selling security holders have been advised that they are subject to the applicable provisions of the Exchange Act, including without limitation, Regulation M thereunder.

CERTAIN CANADIAN, UNITED STATES AND AUSTRALIAN INCOME TAX CONSIDERATIONS

Canadian Taxation Issues

         The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the common shares. The tax consequences to any particular holders of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

         This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their common shares as capital assets and will not use or hold the common shares in carrying on business in Canada.

         The following general discussion in respect of taxation is based upon our understanding of the rules. No opinion was requested by us or provided by our auditors and lawyers.

         Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the tax treaty between Canada and the United States reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further reduction in the withholding tax rate on the gross amount of dividends to 5% for dividends paid in 1997 and thereafter where a United States corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

         A non-resident who holds common shares as a capital asset will not be subject to taxes on capital gains realized on the disposition of such common shares unless such common shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The common shares would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such common shares not less than 25% of the issued shares of any class belonged to the non-resident, the person with whom the non-resident did not deal at arm's length, or to the non-resident and any person with whom the non-resident did not deal at arm's length. Article XIII of the tax treaty between Canada and the United States provides relief from Canadian tax on capital gains from the sale of common shares which are "taxable Canadian property" unless the person who disposes of the common shares:

         a)          was resident in Canada for 120 months in the 20 years preceding the disposition;

         b)          was resident in Canada at any time in the 10 years preceding the disposition; and

         c)          he common shares were owned at the time the person ceased to be resident in Canada.

United States Federal Income Tax Consequences

         The following is a general discussion of certain United States federal income tax consequences that may apply to a "U.S. Holder" (as defined below) of common shares. This discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated thereunder (the "Regulations"), published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any or all of which could materially and adversely change at any time, possibly on a retroactive basis. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied at any time, possibly on a retroactive basis. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares. No opinion was requested by us, or is provided by our lawyers and/or auditors, with respect to the United States federal income tax consequences described in the following discussion. Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the United States federal, state, local and foreign tax consequences of purchasing, owning, and disposing of common shares.

U.S. Holders

         As used herein, a "U.S. Holder" includes a holder of common shares who is a citizen or resident of the United States, a corporation, partnership, or certain other entities created or organized in or under the laws of the United States or of any political subdivision thereof, certain defined trusts and estates, and any other person or entity whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States. Also shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation may be taxed differently than described below.

Distributions on common shares

         U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See the detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares (and not subject to tax) and thereafter as gain from the sale or exchange of the common shares (which generally is taxable as capital gains). Preferential tax rates for long-term capital gains may apply to certain U.S. Holders who satisfy minimum holding period and other requirements. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

         Dividends paid on the common shares generally will not be eligible for the dividends-received deduction available to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends paid by us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

         A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a U.S. Holder which is a domestic corporation may claim a deemed paid foreign tax credit based on the underlying income taxes paid by us.

         Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States federal income tax liability that the U.S. Holder's foreign source income bears to his/her or our worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be allocated to foreign and domestic sources. Complex rules govern this allocation process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit, the deemed paid foreign tax credit, and the application of the limitations on the credit are fact-specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares

         A U.S. Holder will recognize gain or loss upon the sale of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Australian Taxation Issues

         Our shareholders are not directly subject to any Australian income taxes, however, we are subject to the following tax laws related to our Australian subsidiaries.

         Our Australian subsidiaries will be assessed separately to Australian income tax on all income sourced worldwide. The Australian tax year runs from July 1 to June 30, however permission can be sought for a substituted tax year to coincide with the tax year of an overseas holding company. Trading profits and other income of the subsidiaries is taxable at the rate of 34%. The Federal Government of Australia is presently considering introducing a goods and services tax ("GST") which, if introduced, may coincide with a reduction in the corporate rate of income tax, but will increase the tax expense for the subsidiaries of goods and services consumed by them. Capital gains are taxed at the ordinary company income tax rate. Dividends paid by our Australian subsidiaries will be free from dividend withholding tax in Australia only to the extent that the relevant subsidiary has paid Australian tax on profits from which the dividends are paid (called "franked" dividends). Where a dividend paid by the relevant subsidiary is not "franked", a 15% withholding tax is payable under the Canada-Australia double tax treaty provided that we do not maintain a permanent establishment in Australia or a fixed base for the performance of independent personal services and the holding giving rise to the dividend is "effectively connected" with the permanent establishment or fixed base.

         The trading losses of the subsidiaries incurred in the 1989/1990 financial year and subsequent years can be carried forward indefinitely and offset against future assessable income provided that the subsidiaries satisfy at least one of the tests of continuity of more than 50% of shareholding and control or continuity of carrying on the same business.

         Since we hold more than 15% of the equity, control or income of the subsidiaries any interest bearing loans made by us to the subsidiaries must not exceed the ratio of 2:1 debt/equity or the subsidiaries will be denied a tax deduction for interest paid on the debt to the extent that the ratio is exceeded. Australian withholding tax on interest is at the rate of 10%.

         Intercompany pricing rules apply to enable the Australian Commissioner of Taxation to adjust prices, with respect to underpriced receivables from foreign associates of Australian companies and overpriced revenue payable to such associates, back to arms length prices.

         Companies are assessed for Australian income tax separately notwithstanding that they are part of a group of companies however intergroup losses can be transferred where there is 100% common ownership of the Australian resident companies by an ultimate corporate shareholder throughout the period of the relevant year or years of income.

Other Considerations

         In the following four circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares. However, on the basis of (a) the number of shareholders of our common shares, (b) the majority ownership of our shares by Canadian and other non-U.S. residents, and (c) the fact that the majority of our assets are actively managed (not passively held), we believe that we are neither a "Foreign Personal Holding Company," "Foreign Investment Company," "Passive Foreign Investment Company," nor a "Controlled Foreign Company." We cannot, however, provide any certainty that we will never be considered one of the aforementioned entities.

Foreign Personal Holding Company

         If at any time during a taxable year more than fifty percent (50%) of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States, and sixty percent (60%) or more of our gross income for such year was derived from certain passive sources (e.g. in certain cases dividends received from our subsidiaries), we would be treated as a "foreign personal holding company" for United States federal income tax purposes. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of our taxable income to the extent we do not actually distribute such income.

Foreign Investment Company

         If fifty percent (50%) or more of the combined voting power or total value of our outstanding shares is held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts (as defined by Code Section 7701(a)(30)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

         As a foreign corporation with U.S. Holders, we could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which are held for the purpose of producing passive income.

         The rules governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) seventy-five percent (75%) or more of our gross income is "passive income", which generally includes interest, dividends, rents and royalties or (ii) the average percentage, by fair market value (or, if we are a controlled foreign corporation or make an election, by adjusted tax basis), of our assets that produce or are held for the production of "passive income" is fifty percent (50%) or more. The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. U.S. persons should consult with their own tax advisors with regard to the impact of these rules.

Controlled Foreign Corporation

         If more than fifty percent (50%) of the voting power or the value of all classes of stock are owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of our stock ("United States shareholders"), we could be treated as a controlled foreign corporation under Subpart F of the Code.

         This classification would trigger the application of many complex tax consequences including the required inclusion by such United States shareholders in income of their pro rata share of our "Subpart F income" (as specifically defined by the Code) and our earnings invested in U.S. property. In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares by a U.S. person who is or was a United States shareholder (as defined above) at any time during the five-year period ending with the sale or exchange may be treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F and Section 1248, and because it is not clear that we are a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

LEGAL MATTERS

         The validity of the common shares offered hereby has been passed upon for us by Sara-Lane Sirey, P.C., Calgary, Alberta. Certain legal matters as to U.S. law have been passed upon by Hodgson Russ LLP, Toronto, Ontario and Buffalo, New York.

EXPERTS

         Our financial statements as of December 31, 2000, June 30, 2000 and June 30, 1999 and for the six months ended December 31, 2000 and the years ended June 30, 2000, June 30, 1999 and June 30, 1998 included in this prospectus and in the registration statement have been audited by Ernst & Young, Chartered Accountants, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file annual reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained upon written request addressed to the Commission at the Public Reference Section, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

ENFORCEABILITY OF CIVIL LIABILITIES

        Our Company is incorporated in Alberta, Canada. Many of our directors and officers, as well as experts named in this document, reside outside of the United States and a substantial amount of our assets are located outside the United States. As such, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce judgments granted by a court of the United States against our assets and our subsidiaries’ assets or the assets of our directors and officers residing outside the United States. Our Company has been advised by its Canadian counsel, Sara-Lane Sirey, P.C., Calgary, Alberta, that there is doubt as to whether Canadian courts would: (a) enforce judgments of the United States courts obtained in actions against our Company or such persons predicated upon the civil liability provisions of the United States federal securities laws; or (b) enforce in original actions, liabilities against our Company or such persons predicated solely upon the United States federal securities laws.

DYNAMIC DIGITAL DEPTH INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report

Consolidated Balance Sheets as at December 31, 2000, June 30, 2000 and 1999

Consolidated Statements of Loss and Deficit for the six-months ended December 31, 2000 and the years ended June 30, 2000, 1999 and 1998 and the unaudited six month period ended December 31, 1999

Consolidated Statements of Cash Flows for the six-months ended December 31, 2000 and the years ended June 30, 2000, 1999 and 1998 and the unaudited six month period ended December 31, 1999

Notes to Consolidated Financial Statements

Consolidated Balance Sheets as at June 30, 2001 and December 31, 2000 (Unaudited)

Consolidated Statements of Operations and Accumulated Deficit for the six-months ended June 30, 2001 and 2000 (Unaudited)

Consolidated Statements of Cash Flow for the six-months ended June 30, 2001 and 2000 (Unaudited)

Notes to Consolidated Financial Statements for the six months ended June 30, 2001 and 2000 (Unaudited)

Auditors’Report

To the Shareholders of
Dynamic Digital Depth Inc.

We have audited the consolidated balance sheets of Dynamic Digital Depth Inc. as at December 31, 2000, June 30, 2000 and June 30, 1999 and the consolidated statements of loss and deficit and cash flows for the six months ended December 31, 2000 and the years ended June 30, 2000, June 30, 1999 and June 30, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000, June 30, 2000 and June 30, 1999 and the consolidated statements of loss and deficit and its cash flows for the six months ended December 31, 2000 and the years ended June 30, 2000, June 30, 1999 and June 30, 1998 in accordance with accounting principles generally accepted in Canada.

Accounting principles generally accepted Canada varies in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholder’s equity as at December 31, 2000, June 30, 2000, and June 30, 1999, and the consolidated results of operations for each of the periods ended December 31, 2000, June 30, 2000, 1999 and 1998 to the extent summarized in note 18 to the consolidated financial statements.

Perth, Australia	"Ernst & Young"
May 15, 2001	Chartered Accountants

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated May 15, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

Perth, Australia	"Ernst & Young"
July 16, 2001	Chartered Accountants

Dynamic Digital Depth Inc.
(Incorporated under the laws of Alberta)

CONSOLIDATED BALANCE SHEETS
[See Nature of Business and Basis of Presentation - Note 1]

                                      Six-Months      Year       Year
                                        Ended        Ended      Ended
                                     December 31,   June 30,   June 30,
                                         2000         2000       1999
                                         $CAD         $CAD       $CAD
                                     ------------------------------------

ASSETS [Note 6]

Current
Cash                                 2,506,994    4,092,627    3,768,936
Accounts receivable                     64,821      134,552       72,626
Security deposits and prepayments       87,032       66,369      199,017
                                     ------------------------------------
                                     2,658,847    4,293,548    4,040,579
Building units held for sale
   [Note 6]                          1,045,976    1,122,920            -
Deposit                                      -            -      508,508
Capital assets [note 3]              2,696,642    2,533,303      684,527
Patents [note 4]                       291,798      666,090      472,358
Restricted cash [note 5]               487,500      511,508           -
                                    -------------------------------------

                                     7,180,763    9,127,369    5,705,972
                                    -------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Accounts payable and accrued
     liabilities                       607,589      571,051      330,478
Current portion of obligation
     under capital leases [note 8]      84,931       64,173       43,655
Short-term debt [note 6]               464,643      490,435           -
                                      -----------------------------------
                                     1,157,163    1,125,659      374,133
                                     ------------------------------------
Obligation under capital leases
     [note 8]                           93,703      158,501       63,594
                                     ------------------------------------
Commitments and Contingencies
     [note 8]
Shareholders' equity
Share capital [note 9]              30,482,617   27,532,331   17,483,622
Deficit                            (24,277,755) (19,337,156) (12,375,137)
Cumulative translation adjustment     (274,965)    (351,966)     159,760
                                   --------------------------------------
                                     5,929,897    7,843,209    5,268,245
                                   --------------------------------------
                                     7,180,763    9,127,369    5,705,972
                                   --------------------------------------

See accompanying notes

On behalf of the Board:

N Speakman	P Kristensen
Director	Director

Dynamic Digital Depth Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                                (unaudited)
                                   Six-Months     Six-Months     Year      Year        Year
                                     Ended          Ended       Ended      Ended       Ended
                                  December 31,  December 31,  June 30,   June 30,    June 30,
                                    2000           1999         2000       1999        1998
                                    $CAD           $CAD         $CAD       $CAD        $CAD
                               ---------------------------------------------------------------

Revenue
Technology revenue               211,164         28,950       274,629      29,545     299,099
Interest income                  158,808         64,174       144,489     110,583      31,321
Other                             29,632          8,559        19,305      58,698      37,645
                               --------------------------------------------------------------
                                 399,604        101,683       438,423     198,826     368,065
                               --------------------------------------------------------------
Expenses
Amortization -
  capital assets                 452,682        112,984       448,473     115,667      34,100
Amortization -
  patent costs                    72,307         14,406        20,047      21,563       8,125
General and adminis-
  trative [note 10]            2,341,673      1,928,852     4,112,533   2,280,180   1,510,458
Interest on
  promissory notes                     -              -             -           -     264,633
Interest and borrowing
  costs on short term debt         21,567         24,445        43,491           -           -
Interest and borrowings costs
  on capital leases                10,298         16,535        29,419           -           -
Market development                274,778         30,935        54,577     210,023     306,324
Project and patenting
  costs                           391,192         28,665       177,435      18,803      32,883
Salaries and wages              1,775,706      1,025,997     2,514,467   1,023,180     468,435
Development costs                       -              -             -   2,595,619           -
                               --------------------------------------------------------------
                                 5,340,203      3,182,819     7,400,442   6,265,035   2,624,958
                               --------------------------------------------------------------

Loss before income taxes
  [note 11]                     (4,940,599)    (3,081,136)   (6,962,019) (6,066,209) (2,256,893)
                               --------------------------------------------------------------
Provision for income taxes
  [note 13]                              -              -             -           -           -
                               ---------------------------------------------------------------
Net Loss                        (4,940,599)    (3,081,136)   (6,962,019) (6,066,209) (2,256,893)
                               --------------------------------------------------------------
Deficit, beginning of
  year                         (19,337,156) (12,375,137) (12,375,137) (5,830,182) (3,573,289)

Prior period adjustment
  [note 15]                              -              -             -   (478,746)           -
                               --------------------------------------------------------------
Adjusted deficit,
  beginning of year            (19,337,156) (12,375,137) (12,375,137) (6,308,928) (5,830,182)
                               --------------------------------------------------------------
Deficit, end of year           (24,277,755) (15,456,273) (19,337,156) 12,375,137) (5,830,182)
                               --------------------------------------------------------------
Loss per share [note 9]              (0.23)         (0.17)        (0.37)      (0.38)      (0.21)
                               --------------------------------------------------------------
Weighted average number
 number of shares
 outstanding                    21,916,888     18,025,054    18,825,133  15,846,239  10,608,563
                               ----------------------------------------------------------------

See accompanying notes

Dynamic Digital Depth Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  (unaudited)
                                                    Six-Months     Six-Months      Year           Year          Year
                                                  Ended December     Ended         Ended         Ended          Ended
                                                     31, 2000       December       June           June          June
                                                       $CAD         31, 1999     30, 2000       30, 1999      30, 1998
                                                                      $CAD         $CAD           $CAD          $CAD
                                                  ------------------------------------------------------------------------
Operating Activities
Loss                                                 (4,940,599)   (3,081,136)   (6,962,019)    (6,066,209)   (2,256,893)
Add item not requiring a cash payment
   Foreign exchange differences on expenditure          145,580      (104,535)            -              -             -
   Amortization                                         524,989       127,390       468,520         95,790        42,225
   Loss on disposal of building                               -             -        22,967              -             -
   Imputed interest on promissory notes                       -             -             -              -       215,350
   Loss on disposal of capital assets                     1,534             -             -              -             -
   Write  off  of  patent  costs  capitalized  in
   prior years [note 4]                                 340,058             -        92,697              -             -
   Development costs written off                              -             -             -      2,595,619        27,411
Net change in non-cash working capital [note 7]          85,606       406,477       311,295       (413,095)       67,047
                                                  ----------------------------------------------------------------------
                                                     (3,842,832)   (2,651,804)   (6,066,540)    (3,787,895)   (1,904,860)
                                                  ----------------------------------------------------------------------
Investing Activities
Purchase of capital assets [note 7]                    (641,595)   (1,293,584)   (2,771,121)      (340,559)     (164,188)
Application of deposit                                        -             -             -       (508,508)            -
Patent costs                                            (81,453)      (69,830)     (365,195)      (192,882)     (122,033)
Development costs incurred                                    -             -             -       (780,562)     (486,450)
Proceeds from sale of capital assets                     18,352             -             -              -         8,209
                                                  ----------------------------------------------------------------------
                                                       (704,696)   (1,363,414)   (3,136,316)    (1,822,511)     (764,462)
                                                  ----------------------------------------------------------------------
Financing Activities
Proceeds from issuance of share capital for cash      2,950,286     2,228,182    10,048,709      2,681,837     7,753,638
Proceeds from short-term borrowings [note 7]             16,254       617,149       141,510              -             -
Proceeds from issuance of promissory notes                    -             -             -              -       698,679
Repayment of short term borrowings                       (7,814)            -             -              -             -
Capital lease principal reductions [note 8]             (44,038)      (33,023)     (109,184)       (51,442)      (66,815)
Restricted cash                                          24,008             -      (511,508)      1,727,660   (1,727,660)
                                                  ----------------------------------------------------------------------
                                                      2,938,696     2,812,308     9,569,527       4,358,055    6,657,842
                                                  ----------------------------------------------------------------------
Foreign exchange (loss)/gain on cash held
in foreign currency                                      23,199       (27,709)      (42,980)         15,114      (16,645)
                                                  ----------------------------------------------------------------------
Net increase/(decrease) in cash                      (1,585,633)   (1,230,619)      323,691      (1,237,237)   3,972,055

Cash, beginning of period                             4,092,627     3,768,936     3,768,936       5,006,173    1,034,118
                                                  ----------------------------------------------------------------------
Cash, end of period                                   2,506,994     2,538,317     4,092,627       3,768,936    5,006,173
                                                  ======================================================================

See accompanying notes

Development costs incurred during the period ended December 31, 2000 include $nil depreciation (period ended December 31, 1999: $nil, year ended June 30, 2000: $nil, year ended June 30, 1999: $41,440, year ended June 30, 1998: $75,388) which is a non-cash movement.

Included in the net loss is interest paid on short-term debt and capital leases during the period ended December 31, 2000 of $31,865 (period ended December 31, 1999: $40,980, year ended June 30, 2000: $72,910, year ended June 30, 1999: $nil, year ended June 30, 1998: $nil); and interest received during the period ended December 31, 2000 of $158,808 (June 30, 2000: $144,489, June 30, 1999: $110,583, year ended June 30, 1998: $31,231).

Dynamic Digital Depth Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and For the Periods Ended December 31, 2000 and June 30, 2000, and 1999
and the Period Ended June 30, 1998

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Dynamic Digital Depth Inc (the “Company”), through its wholly owned subsidiaries, Dynamic Digital Depth Australia Pty Ltd, Dynamic Digital Depth Research Pty Ltd, Dynamic Digital Depth USA Inc. and Dynamic Digital Depth TV Inc., specializes in the business of 3D technology. Its patented technologies enable the creation and development of 2D compatible 3D content; mass distribution through the internet, personal computer, television and movies; and the integration of 3D content with glasses-free displays.

The consolidated financial statements include the accounts of Dynamic Digital Depth Inc. ("DDD") and its wholly owned subsidiaries Dynamic Digital Depth Australia Pty. Ltd. ("Australia"), Dynamic Digital Depth Research Pty. Ltd. ("Research") and Dynamic Digital Depth USA Inc. ("USA"). The consolidated financial statements are presented in Canadian dollars ($CAD) unless otherwise specified.

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has not attained commercial production and has experienced significant operating losses and cash outflows from operations in the six-months ended December 31, 2000 and year ended June 30, 2000 and has a $24,277,755 deficit at December 31, 2000.

The ability of the Company to continue as a going concern is dependent on obtaining additional capital to support development activities and ultimately on obtaining satisfactory commercial production levels in order to produce a positive cash flow and/or raise future share capital. The outcome of these matters cannot be predicted at this time.

These consolidated financial statements do not give effect to any adjustment to the classifications and amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations that have been made using careful judgment. The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Revenue Recognition

Technology revenue from the granting of licenses and hardware sales is recognized when; there is persuasive evidence of an agreement, delivery has occurred, the vendor’s fee is fixed or determinable, and the collectibility is probable.

Revenue From Government Organizations

Revenue from government research and development grants is recognized in full in the period in which it is received.

Building Units Held For Sale

The building is carried in the accounts at the lower of cost and fair market value. No amortization is taken due to the intention to sell the building within one year.

Capital assets

Capital assets are carried in the accounts at cost less amortization. Amortization is calculated on a straight-line basis over their estimated useful lives as follows:

Furniture and fixtures	4 to 7 years
Office equipment	3 to 7 years
Equipment under capital lease	3 to 7 years
Technical equipment	3 to 7 years
Automotive equipment	7 years
Leasehold improvements	Over the term of the underlying leases
Website	3 years

Leased assets that transfer substantially all of the benefits and risks of ownership related to the leased asset from the lessor to the lessee are accounted for as a capital lease. Under a capital lease, the asset is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed using the straight- line method over the lesser of the remaining lease term and economic life. The lease agreements have an implicit interest rate varying between 5.75% and 11.68%.

Patents, research and development costs

Costs relating to acquiring and establishing patents in 3D television and related areas, such as the conversion to 3D of existing 2D film and video material, auto-stereoscopic 3D computer displays, 3D video arcade game displays, 3D viewing glasses, 3D special effects software and 3D camera adaptor are recorded at cost and since July 1, 2000 are being amortized over five years. The Company has also adopted a policy of periodically reviewing its patent portfolio with a view to writing off the costs incurred in applying for and registering such patents, where there is no reasonable prospect that the technology represented by the patents will be capable of producing revenues within the next succeeding twelve months. Any further expenditures on patents or applications where costs to date have already been written off will be expensed as they are incurred.

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. At present all capitalizable costs are immaterial and thus have not been capitalized. Amortization of development costs will start upon commencement of commercial production. The costs will be amortized on a straight-line basis over a period of three years.

In the event the above costs are determined not to be of continuing benefit to the Company, these amounts will be written off.

Financial instruments

Financial instruments of the Company consist mainly of cash, accounts receivable, security deposits and prepayments, restricted cash, accounts payable and accrued liabilities, capital lease obligations and short-term debt. As at December 31, 2000 and June 30, 2000, there are no significant differences between the carrying amounts of these instruments, and their estimated fair values.

Measurement uncertainty

The amounts recorded for patents represent accumulated costs and are not intended to reflect present or future values. The recoverability of these amounts is dependent upon the ability of the Company to successfully complete their development and upon future profitable operations and hence they are subject to measurement uncertainty and the impact of any adjustment to carrying values on the financial statements of future periods could be material.

Foreign exchange

The Company’s Australian and USA subsidiaries are deemed self-sustaining foreign operations for foreign currency translation purposes. Accordingly, assets and liabilities of the subsidiaries are translated at the year-end exchange rate and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the subsidiaries are recorded in a “Cumulative Translation Adjustment” account in shareholders’ equity. Gains and losses arising from the translation of sales and expenses are recognised in general and administrative expenses. At December 31, 2000 this was a net gain of $1,521 (December 1999; gain $6,118, June 2000: loss $3,064, June 1999: gain $96,841, June 1998: gain $6,010).

Taxation

The Company follows the liability method of accounting for income taxes. Under this method, the Company records income taxes to give effect to temporary differences between the carrying amount and the tax basis of the Company’s assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company’s income taxes payable for the year or later period. Future income taxes are recorded at the income tax rates that are expected to apply when the future tax liability is settled or the future tax asset is realized. When necessary, valuation allowances are established to reduce future income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in future income tax and liabilities.

Concentrations of credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, security deposits and accounts receivable. The Company’s cash and security deposits are placed with high quality major Australian, Canadian and American banking institutions, limiting its exposure to credit risk. At balance date, the accounts receivable balance disclosed on the balance sheet consists of a number of sundry debtors.

Loss per share

Basic loss per share is determined by dividing the operating loss after tax by the weighted average number of common shares outstanding during the financial year. The effect on loss per share of the exercise of options and warrants is anti-dilutive.

Stock options

The Company has a stock option plan which is described in Note 9. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock options cancelled is charged to retained earnings.

3. CAPITAL ASSETS

                                                   As at December 31, 2000
                                      --------------------------------------------------
                                                       Accumulated     Net Book Value
                                         Cost         Amortization
                                         $CAD             $CAD              $CAD
                                      --------------------------------------------------

Furniture and fixtures                  165,963            39,382          126,581
Office equipment                        136,313            70,594           65,719
Equipment under capital lease           239,632            68,216          171,416
Technical equipment                   1,635,575           691,667          943,908
Automotive equipment                     77,635            32,444           45,191
Leasehold improvements                1,360,535           246,052        1,114,483
Website                                 268,142            38,798          229,344
                                      -------------------------------------------------
                                      3,883,795         1,187,153        2,696,642
                                      =================================================

                                                          As at June 30, 2000
                                           --------------------------------------------------
                                                              Accumulated     Net Book Value
                                                Cost         Amortization
                                                $CAD             $CAD              $CAD
                                           --------------------------------------------------

Furniture and fixtures                        136,984            31,517          105,467
Office equipment                              144,394            55,445           88,949
Equipment under capital lease                 257,261            38,140          219,121
Technical equipment                         1,336,914           507,857          829,057
Automotive equipment                           78,250            26,924           51,326
Leasehold improvements                      1,327,040           109,872        1,217,168
                                               22,215                 -           22,215
                                           --------------------------------------------------
                                            3,303,058           769,755        2,533,303
                                           =================================================

                                                          As at June 30, 1999
                                           -------------------------------------------------
                                                              Accumulated     Net Book Value
                                                Cost         Amortization
                                                $CAD             $CAD              $CAD
                                           -------------------------------------------------

Furniture and fixtures                         68,430            22,647           45,783
Office equipment                               29,508            14,909           14,599
Equipment under capital lease                 271,662           155,792          115,870
Technical equipment                           467,994           174,387          293,607
Automotive equipment                           79,205            30,204           49,001
Leasehold improvements                        174,386             8,719          165,667
                                           -------------------------------------------------
                                            1,091,185           406,658          684,527
                                           =================================================

4. PATENTS

                        As at December 31, 2000               As at June 30, 2000           As at June 30, 1999
                      ---------------------------------   ---------------------------------   ---------------------------------
                                     Accumulated                         Accumulated                         Accumulated
                       Cost         Amortization            Cost         Amortization           Cost         Amortization
                       $CAD             $CAD                $CAD             $CAD               $CAD             $CAD
                      ---------------------------------   ---------------------------------   ---------------------------------
Patents                 339,452          47,654             718,243        52,153              507,534           35,176
                      ---------------------------------   ---------------------------------   ---------------------------------
Net book value                  291,798                             666,090                             472,358
                      ---------------------------------   ---------------------------------   ---------------------------------

At December 31, 2000 after reviewing its patent portfolio and in light of the new policy direction referred to in Note 2, the Company has written off an amount of $340,058 (June 2000: $92,697, June 1999: $nil) in expenditures (net of accumulated amortization) previously incurred and capitalized.

Total research and development costs incurred during the period were $970,413 (year ended June 30, 2000: $1,981,710, year ended June 30, 1999: $1,203,224).

5. RESTRICTED CASH

This represents cash held in a deposit account by way of security in association with the lease of Dynamic Digital Depth USA Inc’s office premises as per an agreement dated September 17, 1999. Interest is being earned on the amount deposited at the prevailing bank rate of 6.306 per cent at December 31, 2000 (June 30, 2000: 5.419 per cent, June 30, 1999: nil percent) over the term of the lease.

6. SHORT-TERM DEBT

The short-term debt is collaterized by a first mortgage over the building and registered fixed and floating charge over the assets of Dynamic Digital Depth Australia Pty Ltd. The debt is fully repayable on demand upon the sale of the building units. Interest is charged at the Bank Bill Discount Rate of 6.99 per cent plus 1.50 per cent per annum at December 31, 2000 (June 30, 2000: 6.19 per cent plus 1.50 per cent per annum, June 30, 1999: nil percent).

7. CONSOLIDATED STATEMENT OF CASH FLOWS

The net change in non-cash working capital was determined as follows:

                                                       (unaudited)
                                        As at             As at           As at        As at        As at
                                      December 31,     December 31,      June 30,     June 30,     June 30,
                                         2000             1999            2000         1999         1998
                                         $CAD             $CAD            $CAD         $CAD         $CAD
                                     --------------   -------------   ------------- ------------ -------------
Decrease/(Increase) in
     accounts receivable                 69,731          (57,512)        (61,926)    (49,112)     (202,655)
Decrease/(Increase) in
     security deposits and                                                           (62,767)            -
     prepayments                        (20,663)          20,285         132,648
Increase in accounts payable
     and accrued liabilities             36,538          443,704         240,573    (301,216)      269,702
                                     --------------   -------------   ------------- ------------ -------------
                                         85,606          406,477         311,295    (413,095)       67,047
                                     ==============   =============   ============= ============ =============

The following non cash transactions occurred:

                                                                      (unaudited)
                                                          As at          As at          As at June     As at       As at
                                                         December     December 31 ,     June 30       June 30,    June 30,
                                                         31, 2000         1999           2000           1999        1998
                                                           $CAD           $CAD           $CAD           $CAD        $CAD
                                                       ------------- --------------- --------------- ----------- -----------
Acquisition of plant and equipment by way of capital
     lease financing                                              -               -         214,179      15,114     136,712
Acquisition of building units purchased for resale
     by way of deposit paid during fiscal 1999                    -         508,482         508,482           -           -
Issuance of share capital under stock option
     exercise arrangement [note 9]                         (402,000)              -               -           -           -
Re-acquisition of share capital under stock option
     exercise arrangement [note 9]                          402,000               -               -           -           -
Acquisition of building units purchased for resale
     by way of short-term borrowings                              -       1,944,924       1,944,924           -           -
Deferred development costs capitalised                            -               -               -           -      46,668
Proceeds from sale of building units applied in
     reduction of short-term borrowings                           -      (1,354,020)     (1,354,020)          -           -

8. COMMITMENTS AND CONTINGENCIES

The following is a schedule of future minimum lease payments under the capital leases:

                                                              As at
                                                             December     As at June
                                                             31, 2000      30, 2000
                                                               $CAD          $CAD

2001                                                            100,009        84,376
2002                                                             74,829       111,630
2003                                                             24,451        59,820
                                                           ------------- -------------
Total minimum lease payments                                    199,289       255,826
Less: amount representing interest at 11.5%                     (20,655)      (33,152)
                                                           ------------- -------------
Present value of minimum lease payments                         178,634       222,674
Less: current portion                                           (84,931)      (64,173)
                                                           ============= =============
                                                                 93,703       158,501
                                                           ------------- -------------

The following is a schedule of future minimum lease payments under the operating leases which include leases of motor vehicles, computers and other technical equipment:

As at December 31, 2000 $CAD
2001	484,047
2002	523,372
2003	560,716
2004	445,857
2005	144,892
2006	152,137
2007	159,744
2008	167,731
2009	124,026
Total minimum lease payments	2,762,522

Litigation

a)	In January 1999 Angus Duncan Richards (“Richards”) served a notice of dispute on the Company relating to the terms of a Consulting Agreement between the Company and Richards. The dispute is subject to arbitration that is ongoing. The Company refutes all of the allegations and is vigorously defending this matter. In the event that Richards was to succeed in his claim the Company would be exposed to a liability to pay Richards $CAD187,510 together with further payments not exceeding $CAD158,840 per annum contingent upon the extent to which the Company derives revenue and capital from commercial exploitation of certain technologies which Richards assisted to develop.

b)	In December 1998 Angus Duncan Richards (“Richards”) commenced litigation in Alberta, Canada seeking monetary damages for $CAD227,500 plus interest and court costs. Richards alleges the Company failed to permit him to exercise options to purchase 182,000 common shares at an exercise price of $1.25 per share based upon the determination that the options had expired (amounts based on post reverse stock split). The Company filed a Statement of Defence in February 1999. The Company refutes all of the allegations and intends to vigorously defend this matter. Richards sought leave of the Court to amend his statement of claim on January 10, 2001. The Court, apart from adding Mr. P Kristensen, a director of the Company, to the action, rejected the application. The Company intends to file an additional statement of defence seeking additional security for costs. The Company believes that Richard’s claim is without merit.

9. SHARE CAPITAL

Authorized

        Unlimited number of voting common shares
        Unlimited number of non-voting first and second preferred shares, issuable in series

Issued - Common Shares

                                                            Number of
                                                             Shares          $CAD
                                                            ------------------------
Balance at June 30, 1999 -
     common voting shares   (refer note 15)                 17,966,992    17,483,622
Issued for cash through private placements,
     net of issuance costs                                   1,000,000     4,900,067
Issued on exercise of stock options                            117,770       160,475
Issued on exercise of warrants -
     net of issuance costs of $11,833                        2,500,000     4,988,167
                                                            ------------------------
Balance at June 30, 2000 - common voting shares             21,584,762    27,532,331
Issued for cash through private placements,
     net of issuance costs of $5,864                           581,230     2,900,286
Issued on exercise of stock options - cash                      40,000        50,000
                                   - non cash                  310,000       402,000
Shares acquired by the Company and cancelled - non cash       (133,500)     (402,000)
                                                            ------------------------
Balance at December 31, 2000 - common voting shares         22,382,492    30,482,617
                                                            ------------------------

In October, 2000 a former CEO and Director of the Company, exercised a total of 350,000 options. Of these, 40,000 exercisable at $1.25 were exercised for cash and the remainder, with an exercisable value of $402,000, were exercised by way of an arrangement whereby Mr Baker surrendered to the Company a total of 133,500 shares valued at $402,000 in lieu of payment. The Company subsequently cancelled these shares.

Stock Options

On February 6, 2000 the Company established a stock option plan for its directors, management, employees and consultants. This plan amended all earlier plans and allows the Company to grant options for up to twenty per cent of the issued and outstanding shares of the Company to a maximum of 3,634,952 common shares. There have been no changes in original terms and conditions of options issued. Under the plan the exercise price of each option shall be not less than the price permitted by the stock exchange on which the common shares are then listed. No participant shall be granted an option that exceeds five per cent of the issued and outstanding shares of the Company. The option period is not to exceed ten years from the date the option is granted. An option shall vest and may be exercised during the option period in such manner as the Board of Directors may fix by resolution.

                                Six months ended December        Six months ended December
                                         31, 2000                 31, 1999 (unaudited)
                              Number of       Weighted       Number of        Weighted
                                               Average                        Average
                               Options     Exercise Price     Options      Exercise Price
                                                $CAD                            $CAD
                              ---------------------------------------------------------------
Outstanding - beginning
of year                        2,551,000        5.82          1,100,770         1.60
Granted                          484,000        3.83             48,000         4.55
Exercised                      (350,000)        1.29                  -          -
Forfeited                       (75,000)        7.11                  -          -
                              ===========                    ===========
Outstanding - end of year      2,610,000        6.02          1,148,770         1.72
                              ===========                    ===========
Exercisable at end of year     1,594,000        6.64            222,230         3.35
                              ===========                    ===========

                                                                 Year ended June 30
                                           2000                          1999                         1998
                              Number of       Weighted       Number of  Weighted Average  Number of   Weighted Average
                                               Average
                               Options     Exercise Price     Options    Exercise Price    Options     Exercise Price
                                                $CAD                          $CAD                          $CAD
                              ------------------------------------------------------------------------------------------
Outstanding - beginning
of year                        1,100,770        1.60            885,540       1.29           512,310        1.28
Granted                        1,568,000        8.45            400,000       2.15           485,000        1.30
Exercised                       (117,770)       1.36           (159,470)      1.27          (109,770)       1.30
Forfeited                              -           -            (25,300)      1.30            (2,000)       1.25
                              ===========                    ===========                  ===========
Outstanding - end of year      2,551,000        5.82          1,100,770       1.60           885,540        1.29
                              ===========                    ===========                  ===========
Exercisable at end of year     1,084,230        8.73            139,230       2.47           189,230        1.29
                              -----------                    -----------                  -----------

The following table summarizes information about stock options outstanding at December 31, 2000:

                          Options Outstanding                                          Options Exercisable
                                                 Weighted-Average   Weighted-Average        Number        Weighted-Average
Range of Exercise Prices   Number Outstanding     Remaining Life     Exercise Price     Exercisable at     Exercise Price
          $CAD            at December 31, 2000       - years              $CAD         December 31, 2000        $CAD

      0.00 to 2.99               677,000               2.15               1.86              527,000             1.72

      3.00 to 5.99              1,098,000              4.33               4.58              362,000             4.64

      6.00 to 8.99               55,000                2.15               7.11              25,000              7.11

     9.00 to 12.99               780,000               4.24              11.59              680,000             11.51
------------------------- ---------------------- ----------------- ------------------- ------------------ ------------------
------------------------- ---------------------- ----------------- ------------------- ------------------ ------------------

     1.00 to 12.99              2,610,000              2.52               6.02             1,594,000            6.64
------------------------- ---------------------- ----------------- ------------------- ------------------ ------------------

Warrants

During the six months ended December 31, 2000, the Company issued 581,230 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD5.50 per share. All of these options expire on October 10, 2002.

During the fiscal year ended June 30, 2000, the Company issued 1,000,000 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD5.50 per share. 140,000 of these warrants expire on December 21, 2001 and the balance expires on February 1, 2002.

In connection with issue of share purchase warrants during the fiscal year ended June 30, 2000, the Company, by way of a financial advisor’s fee, issued 20,000 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD5.50 per share. These warrants expire on February 1, 2002.

During the fiscal year ended 1999, the Company issued 1,500,000 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD3.50 from June 17, 1999 to June 17, 2000, or $CAD4.50 from June 17, 2000 to June 17, 2001, or $CAD 5.50 from June 17, 2001 to June 17, 2002.

During the fiscal year ended 1998, the Company issued 5,000,000 share purchase warrants with options to purchase common shares on a 2:1 basis at a price of $CAD2.00 per share. On May 18, 2000, these share purchase warrants with options to purchase common shares on a 2:1 basis were exercised.

10. RELATED PARTY TRANSACTIONS

Legal fees of $39,488 during the period ended December 31, 2000 (period ended December 31, 1999 - $82,913, year ended June 30, 2000 - $149,842, June 30, 1999 - $35,436, June 30, 1998 - $145,147) were paid by the Company to entities whose directors are also directors of the Company or of one of its subsidiaries. These fees are presented at their exchange amount.

11. LOSS CARRY FORWARD

The Company has non-capital accumulated losses carried forward for income tax purposes amounting to $23,368,031, the benefit of which has not been reflected in the accounts. These tax losses are as set out in the table below:

                                                    Year                 $CAD
   Carried forward losses of Canadian
   Parent Company which must be utilised
   by June 30:
                                                    2002              127,878
                                                    2003              199,320
                                                    2004              371,867
                                                    2005              446,852
                                                    2006              625,758
                                                    2007            1,349,183
   Utilised by December 31                          2008              556,241
   Carried forward losses of United
   States subsidiary which must be
   utilised by June 30:
                                                    2013              195,518
                                                    2014            1,760,141
                                                    2015            2,520,731
    Utilised by December 31                         2016            2,503,452
    Carried forward losses of Australian
    subsidiaries that may be carried
    forward indefinitely subject to
    certain tests being met.                                       12,711,090
                                                           ------------------
                                                           ------------------
    Total                                                         $23,368,031
                                                           ------------------

12. GEOGRAPHIC SEGMENTS

Six months ended                     Australia         USA          Canada          Eliminations     Consolidated
December 31, 2000                       $CAD          $CAD           $CAD               $CAD             $CAD
-----------------------------------------------------------------------------------------------------------------

Technology revenue                       54,172        156,992             -                 -         211,164

Interest revenue                         10,256        108,435        40,117                 -         158,808

Other revenue                            29,632              -             -                 -          29,632
                                   ------------------------------------------------------------------------------
Total revenue                            94,060        265,427        40,117                 -         399,604
                                   ------------------------------------------------------------------------------
Loss                                 (1,937,658)    (2,444,678)     (558,262)                -      (4,940,599)
                                   ------------------------------------------------------------------------------
Identifiable assets                   2,071,484      5,073,168    26,280,670       (26,244,559)      7,180,763
                                   ------------------------------------------------------------------------------
Capital assets                          548,450      2,148,192             -                 -       2,696,642
                                   ==============================================================================

      (Unaudited)
Six months ended December               Australia         USA          Canada      Eliminations     Consolidated
        31, 1999                          $CAD           $CAD           $CAD           $CAD             $CAD
-----------------------------------------------------------------------------------------------------------------
Technology revenue                       28,950              -             -                 -          28,950

Interest revenue                         15,118         48,041         1,015                 -          64,174

Other revenue                             8,559              -             -                 -           8,559
                                   --------------------------------------------                   ---------------
Total revenue                            52,627         48,041         1,015                 -         101,683
                                   --------------------------------------------                   ---------------
Loss                                 (1,650,527)      (908,210)     (570,440)                -      (3,081,136)
                                   --------------------------------------------                   ---------------
Identifiable assets                   2,487,687     16,597,076     3,177,719       (16,514,418)      5,748,064
                                   ==============================================================================
Capital assets                          681,264        690,878             -                 -       1,372,142
                                   ------------------------------------------------------------------------------

                                     Australia           USA          Canada      Eliminations     Consolidated
Year ended June 30, 2000                $CAD            $CAD           $CAD           $CAD             $CAD
-----------------------------------------------------------------------------------------------------------------
Technology revenue                      254,149         20,480             -                 -         274,629

Interest revenue                         59,411         83,829         1,249                 -         144,489

Other revenue                            14,252          5,053             -                 -          19,305
                                   ------------------------------------------------------------------------------
Total revenue                           327,812        109,362         1,249                 -         438,423
                                   ------------------------------------------------------------------------------
Loss                                 (3,190,024)    (2,580,049)   (1,191,946)                -      (6,962,019)
                                   ------------------------------------------------------------------------------
Identifiable assets                   2,749,982      6,299,648    23,792,553       (23,714,814)      9,127,369
                                   ------------------------------------------------------------------------------
Capital assets                          569,012      1,964,292             -                         2,533,303
                                   ==============================================================================

                                     Australia         USA          Canada      Eliminations     Consolidated
     Year ended June 30, 1999           $CAD          $CAD           $CAD           $CAD             $CAD
-----------------------------------------------------------------------------------------------------------------
Technology revenue                       29,545              -             -                 -          29,545

Interest revenue                          9,126         79,273        22,184                 -         110,583

Other revenue                            58,698              -             -                 -          58,698
                                   --------------------------------------------                    -----------
Total revenue                            97,369         79,273        22,184                 -         198,826
                                   --------------------------------------------                    -----------
Loss                                 (4,378,295)    (1,388,208)     (299,706)                -      (2,256,893)
                                   --------------------------------------------                    -----------
Identifiable assets                   2,470,530      3,159,523    14,669,737       (14,593,818)      5,705,972
                                   ==============================================================================
Capital assets                          606,959         77,568             -                 -         684,527
                                   ------------------------------------------------------------------------------

                                     Australia         USA          Canada      Eliminations     Consolidated
     Year ended June 30, 1998           $CAD          $CAD           $CAD           $CAD             $CAD
---------------------------------------------------------------------------------------------------------------
Technology revenue                      299,099              -             -                 -         299,099

Interest revenue                          2,912         22,117         6,292                 -          31,321

Other revenue                            37,645              -             -                 -          37,645
                                   --------------------------------------------                    ------------
Total revenue                           339,656         22,117         6,292                 -         368,065
                                   --------------------------------------------                    ------------
Loss                                 (1,061,985)      (186,824)   (1,008,084)                -      (2,256,893)
                                   --------------------------------------------                    ------------
Identifiable assets                   2,542,062      4,617,020    12,753,017       (10,709,581)      9,202,518
                                   ============================================================================
Capital assets                          405,597         31,267             -                 -         436,864
                                   ----------------------------------------------------------------------------

The Company operates in one industry segment, that being the research and development of 2D - 3D technologies.

The segments are determined based on the three geographical areas that the entity operates in.

13. INCOME TAXES

The subsidiaries in all geographical regions are governed by the respective local income tax laws with statutory tax rates ranging from 0% to 44%. No current or future tax expenses for operations in all geographical locations were recognized in any periods.

A reconciliation of income taxes computed at the statutory rate to the effective income tax provision of nil is as follows:

                                                               (unaudited)
                                              Six-Months        Six-Months       Year Ended      Year Ended     Year Ended
                                            Ended December    Ended December      June 30,         June 30,       June 30,
                                               31, 2000          31, 1999           2000            1999            1998
                                                 $CAD              $CAD             $CAD            $CAD           $CAD
Prima facie income tax benefit (at rates
  applicable in the country of operation)
  on losses from normal activities            (1,959,000)       (1,239,097)      (2,789,438)    (2,306,784)     (912,254)
Decrease in tax benefit resulting from:
     Future tax asset valuation allowance      1,952,050         1,239,097        2,769,159      2,306,784       912,254
     Non deductible expenses                       6,950                 -           20,279              -             -
                                            ---------------- ----------------- ---------------- -------------- -------------
Income tax benefit                                     -                 -                -              -             -
                                            ================ ================= ================ ============== =============

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s future tax assets and liabilities are as follows:

                                                              (unaudited)
                                              Six-Months       Six-Months       Year Ended      Year Ended     Year Ended
                                            Ended December   Ended December      June 30,        June 30,        June 30,
                                               31, 2000         31, 1999           2000            1999            1998
                                                 $CAD             $CAD
Future tax assets:
     Net operating loss carry forwards          8,454,645          5,538,942        7,055,749      4,723,346      3,529,453
                                            ---------------- ---------------- ---------------- -------------- --------------
Total future income tax assets                  8,454,645          5,538,942        7,055,749      4,723,346      3,529,453
Valuation allowance                           (8,454,645)        (5,538,942)      (7,055,749)    (4,723,346)    (3,529,453)
                                            ---------------- ---------------- ---------------- -------------- --------------
Net future income tax assets                            -                  -                -              -              -
                                            ================ ================ ================ ============== ==============
Future tax liabilities                                  -                  -                -              -              -
                                            ================ ================ ================ ============== ==============

The Company has provided a valuation allowance for the full amount of net future income tax assets in light of its history of operating losses since its inception.

14. SUBSEQUENT EVENTS

At the last Annual General Meeting held on April 23, 2001 a resolution was passed by the shareholders amending the exercise price of 700,000 stock options issued on March 24, down from $11.48 to $3.20.

In July 2001, the Company completed a private placement of 1,796,079 units consisting of one common share and one-half common share purchase warrant, raising net proceeds of $5,029,024. Each whole warrant is exercisable into one common share at an exercise price of $3.50. These warrants expire in June 2003.

15. PRIOR PERIOD ADJUSTMENT

During 1998 and 1999 the Company re-purchased shares in a share buy-back and subsequently cancelled these shares by reducing share capital by the total cost of the buy-back. The effect of this error in 1998 and 1999 was an over-reduction of the share capital balance as the excess of the buy-back costs over the original cost of those shares should have been charged against the contributed surplus balance and any further excess charged against the accumulated deficit as required under Canadian GAAP.

In 1998, this results in a $103,424 adjustment to increase share capital and reduce the contributed surplus. In 1999, the result is an $866,793 adjustment to increase share capital, a $388,047 adjustment to eliminate the remaining contributed surplus, and a $478,746 adjustment to increase the accumulated deficit.

There is no difference between the US GAAP and Canadian GAAP treatment of this adjustment.

The prior period balances presented in these financial statements have been restated.

16. COMPARATIVES

Certain prior year figures have been reclassified to conform with the financial statement presentation of the current year.

17. STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

                                          Common Shares            Contributed       Cumulative       Deficit            Total
                                                                     Surplus        Translation                      Shareholders'
                                                                                     Adjustment                         Equity
                                     Shares           $CAD             $CAD             $CAD            $CAD             $CAD
                                  -------------- --------------- ----------------- --------------- --------------- ------------------
Balance at June 30, 1998             16,348,696      13,934,992         388,047        (73,186)     (5,830,182)        8,419,671
Issue   of   2,000,000    shares
  through   private   placement,
  net of issuance costs               2,000,000       3,684,327            -               -               -           3,684,327
Issue  of   159,470   shares  on
  exercise of stock options             159,470         200,532            -               -               -             200,532
Issue  of   200,000   shares  on
  exercise of warrants                  200,000         293,771            -               -               -             293,771
Repurchase  of  shares   through
  normal course issuer bid
(share buy-back)                       (741,174)     (1,496,793)           -               -               -          (1,496,793)
Correction   on   repurchase  of
  shares  through  normal course
  issuer bid (note 15)                     -            866,793        (388,047)           -          (478,746)            -
Gain on  translation  of foreign
  controlled entities                      -               -               -           232,946             -             232,946
Net loss after tax                         -               -               -               -        (6,066,209)       (6,066,209)
                                  ============== =============== ================= =============== =============== ==================
Balance at 30 June 1999              17,966,992      17,483,622            -           159,760     (12,375,137)        5,268,245
                                  ============== =============== ================= =============== =============== ==================

Issue of 1,000,000 shares
through private placements, net
of issuance costs                    1,000,000       4,900,067             -               -               -          4,900,067
Issue  of   117,770   shares  on
exercise of stock options              117,770         160,475             -               -               -            160,475
Issue of  2,500,000  on exercise
of warrants                          2,500,000       4,988,167             -               -               -          4,988,167
Loss on translation of foreign
  controlled entities                    -               -                 -          (511,726)            -           (511,726)
Net loss after tax                       -               -                 -               -        (6,962,019)      (6,962,019)
                                  ============== =============== ================= =============== =============== ==================
Balance at June 30, 2000            21,584,762      27,532,331                 -       (351,966)    (19,337,156)      7,843,209
                                  ============== =============== ================= =============== =============== ==================

Issue of 581,230  shares through
  private  placements, net of
  issuance costs                       581,230       2,900,286                 -               -               -      2,900,286
Issue of 350,000 shares on
  exercise of stock options:            40,000          50,000                 -               -               -         50,000
  Cash                                 310,000         402,000                 -               -               -        402,000

  Non-cash
Shares  acquired  by the Company
  and cancelled - Non-cash            (133,500)       (402,000)                 -               -               -      (402,000)
Gain on translation of foreign
  controlled entities                     -               -                 -          77,001               -            77,001
Net loss after tax                        -               -                 -               -     (4,940,599)        (4,940,599)
                                  ============== =============== ================= =============== =============== ==================
                                    22,382,492      30,482,617                 -       (274,965)    (24,277,755)      5,929,897
                                  ============== =============== ================= =============== =============== ==================

Note: The figures for the number of shares have been adjusted for the effect of a one for five reverse stock split which occurred in August 1998.

18. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

The Company’s financial statements are prepared in accordance with Canadian GAAP, which differ in certain significant respects from US GAAP. The significant differences relate principally to the following items and the adjustments necessary to reconcile the consolidated net loss, shareholders’ equity, and certain balance sheet accounts in accordance with US GAAP are shown in the schedules below.

a) Development Costs

Under Canadian GAAP development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. Amortization of development costs will start upon commencement of commercial production. For US GAAP purposes, development costs are expensed in the period incurred. The Canadian GAAP and US GAAP reconciliation includes an adjustment to expense the capitalized development costs in the relevant year those costs were incurred. In the period ended December 31, 2000 nil (year ended June 30, 2000: nil, year ended June 30, 1999: reversal of prior years adjustments $CAD(1,615,945), ) of development costs have been expensed in the reconciliation to net loss under US GAAP, representing expenditure incurred in that year. Refer to note 18 (e) for the effect of the write off.

b) Patent Costs

Under Canadian GAAP patent costs capitalised included both internal and external costs. Under US GAAP only external costs are capitalised. Refer note 18 (e) for the effect of the difference in GAAP.

c) Employee Stock Options

For the purposes of this reconciliation, the Company accounts for stock options granted to employees and directors in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and intends to continue to do so. Stock options granted to non-employees are accounted for in accordance with FAS 123. Under Canadian GAAP, stock options issued to employees, directors and non-employees are only recognized when converted and the exercise price paid is treated as issued capital. Net income has been adjusted for the compensation expense that would be recorded under US GAAP. This difference is disclosed in note 18(e).

A summary of the status of the Company’s stock option plan as of December 31, 2000 and 1999 and June 30, 2000 and 1999 and 1998, and the changes during the years ending on those dates is presented below:

                                Six months ended December        Six months ended December
                                         December                        31, 1999
                                         31, 2000                      (unaudited)

                              Number of       Weighted       Number of        Weighted
                                               Average                        Average
                               Options     Exercise Price     Options      Exercise Price
                                                $CAD                            $CAD
                              ---------------------------------------------------------------
Outstanding - beginning
of year                        2,551,000        5.82          1,100,770         1.60
Granted                          484,000        3.83             48,000         4.55
Exercised                       (350,000)       1.29                  -          -
Forfeited                        (75,000)       7.11                  -          -

Outstanding - end of year      2,610,000        6.02          1,148,770         1.72

Exercisable at end of year     1,594,000        6.64            222,230         3.35

Weighted average fair
value of options granted
during the year                 $1.85                          $3.00

                                                                 Year ended June 30
                                           2000                          1999                         1998
                                Number        Weighted         Number      Weighted         Number       Weighted
                                  of           Average           of         Average           of          Average
                               Options     Exercise Price     Options    Exercise Price    Options     Exercise Price
                                                $CAD                          $CAD                          $CAD
                              ------------------------------------------------------------------------------------------
Outstanding - beginning
of year                        1,100,770        1.60            885,540       1.29           512,310        1.28
Granted                        1,568,000        8.45            400,000       2.15           485,000        1.30
Exercised                       (117,770)       1.36           (159,470)      1.27          (109,770)       1.30
Forfeited                           -             -             (25,300)      1.30            (2,000)       1.25

Outstanding - end of year      2,551,000        5.82          1,100,770       1.60           885,540        1.29

Exercisable at end of year     1,084,230        8.73            139,230       2.47           189,230        1.29

Weighted average fair
value of options granted
during the year                    $1.76                          $1.62                        $0.72

For the purposes of this reconciliation, below is the pro forma disclosure under US GAAP in accordance with FAS 123. The effects of applying FAS 123 are not likely to be representative of the effects on reported net income in future years. Under FAS 123 the compensation cost of options issued to employees, directors and non-employees is measured at the grant date based on the fair value of the award of options and is recognized over the vesting period. The fair value is determined using an option pricing model that takes into account the stock price at the date of grant, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk free interest rate over the expected life of the option. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the six months ended December 31, 2000, and the years ended June 30, 2000 and 1999, respectively: risk free interest rates of 5.4, 6.8 and 6.3 per cent; dividend yield of 0 per cent for all years; expected lives of 5 years and volatility of 100, 100 and 70 per cent.

                                               (unaudited)
                                  Six months    Six months
                                    ended          ended              Year ended June 30
                                 December 31    December 31
                                    2000          1999          2000          1999         1998
                                    $CAD          $CAD          $CAD          $CAD         $CAD
                                --------------------------------------------------------------------
Net loss - as reported          (4,940,599)    (3,081,136)   (6,962,019)   (6,066,209)   (2,256,893)
Net loss - pro forma            (5,623,380)    (3,142,702)   (8,624,819)   (6,405,679)   (2,377,347)
                                --------------------------------------------------------------------
Pro forma earnings per share:
  Basic                              (0.26)         (0.17)        (0.46)        (0.40)        (0.22)

d) Earnings Per Share

Under Canadian GAAP, diluted earnings per share is determined by dividing the net income adjusted to include the assumed income, net of tax, from investing the proceeds from the exercise of outstanding share options and warrants in 180 day bank bills, by the weighted average number of ordinary shares, both on issue and potentially dilutive options, outstanding during the financial year.

Under US GAAP, the treasury stock method would be used to compute diluted earnings per share.

In the reconciliation below no effect has been given in the US GAAP computation of earnings per share to potential dilutive securities as their effect is anti-dilutive.

e) The following tables summarize the effect on Net Loss of the differences between Canadian and US GAAP.

                                                       (unaudited)
                                        Six months      Six months                   Year ended June 30
                                          ended           ended
                                       December 31     December 31
                                           2000            1999           2000            1999              1998
                                           $CAD            $CAD           $CAD            $CAD              $CAD
                                      --------------- --------------- -------------- ---------------- ------------------
Net  loss  after  income  tax  under
Canadian GAAP                           (4,940,599)      (3,081,136)    (6,962,019)    (6,066,209)      (2,256,893)
  Reversal (write-off) development
  costs           18 (a)                         -                 -             -      1,615,945         (756,060)
  Promissory notes             18                -                 -             -              -          103,370
  (e)
  Internal patent costs        18                -                 -             -              -          (39,262)
  (b)
  Stock options expense    18 (c)         (454,505)         (65,126)    (1,621,410)       (11,334)         (77,620)
                                      --------------- --------------- -------------- ---------------- ------------------
                                      --------------- --------------- -------------- ---------------- ------------------
Net loss under US GAAP                  (5,395,104)      (3,146,262)    (8,583,429)    (4,461,598)      (3,026,465)
  Foreign    currency    translation
adjustment                                  77,001         (132,784)      (511,726)       232,946          (36,874)
                                      --------------- --------------- -------------- ---------------- ------------------
                                      --------------- --------------- -------------- ---------------- ------------------
Comprehensive loss                      (5,318,103)      (3,279,046)    (9,095,155)    (4,228,652)      (3,063,339)
                                      --------------- --------------- -------------- ---------------- ------------------
                                      --------------- --------------- -------------- ---------------- ------------------

Basic Earnings and Diluted  Earnings
per share under Canadian GAAP                (0.23)           (0.17)         (0.37)         (0.38)           (0.21)
                                      --------------- --------------- -------------- ---------------- ------------------
                                      --------------- --------------- -------------- ---------------- ------------------
Basic Earnings and Diluted  Earnings
per share under US GAAP                      (0.24)           (0.18)         (0.48)         (0.26)           (0.29)
                                      --------------- --------------- -------------- ---------------- ------------------

The following table summarises the effect on the shareholders’ equity of the differences between Canadian and US GAAP

                                      Six months      (unaudited)
                                    ended December    Six months                   Year ended June 30
                                          31             ended
                                                      December 31
                                         2000            1999            2000            1999             1998
                                         $CAD            $CAD            $CAD            $CAD             $CAD
                                    ------------------------------------------------------------------------------
Shareholders' equity under
  Canadian GAAP                         5,929,897       4,282,507       7,843,209      5,268,245        8,419,671
Development costs
  18 (a)                                    -               -               -              -           (1,615,945)
Internal patent costs                     (39,262)        (39,262)        (39,262)       (39,262)         (39,262)
  18 (b)
                                    ==============================================================================
Shareholders' equity under US GAAP      5,890,635       4,243,245       7,803,947      5,228,983        6,764,464
                                    ------------------------------------------------------------------------------

The following table summarizes the effect on the balance sheet of the differences between Canadian and US GAAP

                                      Six months      (unaudited)
                                    ended December    Six months                   Year ended June 30
                                          31             ended
                                                      December 31
                                         2000            1999            2000            1999             1998
                                         $CAD            $CAD            $CAD            $CAD             $CAD
                                    -----------------------------------------------------------------------------
Total assets under
  Canadian GAAP                       7,180,763       5,748,064       9,127,369      5,705,972        9,202,518
Development costs
  18 (a)                                  -               -               -              -           (1,615,945)
Internal patent cost
  18 (b)                                (39,262)        (39,262)        (39,262)       (39,262)         (39,262)
                                    =============================================================================
Total assets under US GAAP            7,141,501       5,708,802       9,088,107      5,666,710        7,547,311
                                    -----------------------------------------------------------------------------

f) Impact of Recently Issued Accounting Standards

US GAAP - Derivatives

In June 1998 (effectiveness date revised in June 1999), the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company.

g) Building Units Held for Sale

In order to facilitate a long-term tenure of the base for the Australian operations, one of the Company’s subsidiaries, Dynamic Digital Depth Australia Pty. Ltd. (“DDDA”) exercised an option deed on a building comprising five separately titled Units totalling 1,711 square meters located at 6 Brodie Hall Drive, Technology Park, Bentley, Western Australia. The purchase of the building was completed on October 15, 1999. As ownership of real estate is not considered to be a part of the Company’s core business it was always the intention to resell the property, and so, DDDA has sold two Units, including that occupied by the Australian subsidiaries, and is actively seeking purchasers for the remaining Units. Upon selling the Unit occupied by the Australian subsidiaries, DDDA entered into a ten-year lease with the purchaser at an annual rental of A$121,280. It is the intention of the Company to sell the remaining unsold Units as soon as appropriate buyers can be found and it is expected that this will occur prior to December 31, 2001.

h) Prior Period Adjustments

The 1999 reconciliation of the net loss after income tax under Canadian GAAP to US GAAP has been corrected for the omission of the $1,615,945 effect of the reversal of the development costs written-off in note 18(e) above. This represents the cumulative amount previously recognized in 1998 ($756,060) and 1997 ($859,885) as a reduction of the net loss under Canadian GAAP for development costs capitalized, which is not permitted under US GAAP. These amounts were written-off in 1999 under Canadian GAAP but incurred prior to 1999 and had been expensed under US GAAP prior to 1999. In 1999 the company changed its accounting policy to conform to the US policy requiring expensing development costs. The basic and fully diluted earnings per share under US GAAP have been recalculated to reflect this correction.

i) Promissory Notes

Under Canadian GAAP the debt component of the note issue is the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time of its issuance. The difference between the face amount of the loan and the calculated debt component has been recorded as contributed surplus.

Under US GAAP only the warrant component is reflected in shareholders equity. Refer to note 18 (e) for the effect of the change in GAAP.

For the purposes of this reconciliation, the company accounts for debt issued with stock purchase warrants in accordance with APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” The interest expense is calculated based on the percentage attached to the convertible debt. Refer to note 18 (e) for the effect of the change in GAAP.

Dynamic Digital Depth Inc.
(Incorporated under the laws of Alberta)

CONSOLIDATED BALANCE SHEETS

                                                     (unaudited)
                                                       June 30,     December 31,
                                                        2001           2000
                                                        $CAD           $CAD
                                                  ------------------------------
ASSETS

Current assets
Cash                                                  4,568,076      2,506,994
Accounts receivable                                     139,303         64,821
Security deposits and prepayments                       125,096         87,032
                                                  ------------------------------
      Total current assets                            4,832,475      2,658,847
                                                  ------------------------------

Building units held for sale                            975,203      1,045,976
Capital assets, net                                   2,073,375      2,696,642
Patents, net                                            156,535        291,798
Restricted cash                                         421,470        487,500
                                                  ------------------------------
      TOTAL ASSETS                                    8,459,058      7,180,763
                                                  ==============================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities                786,571        607,589
Current portion of obligations under capital leases      87,780         84,931
Short-term debt                                         425,920        464,643
                                                  ------------------------------
      Total current liabilities                       1,300,271      1,157,163
                                                  ------------------------------
Obligations under capital leases                         49,870         93,703
                                                  ------------------------------
Commitments and contingencies                               -              -
Shareholders' equity
Share capital                                        35,441,829     30,482,617
Accumulated deficit                                 (27,876,584)   (24,277,755)
Cumulative translation adjustment                      (456,328)      (274,965)
                                                  ------------------------------
      Total shareholders' equity                      7,108,917      5,929,897
                                                  ==============================

      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      8,459,058      7,180,763
                                                  ==============================

Dynamic Digital Depth Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT (UNAUDITED)

                                                     Six-Months      Six-Months
                                                       Ended           Ended
                                                      June 30,        June 30,
                                                        2001            2000
                                                        $CAD            $CAD
                                                --------------------------------

Revenue
Technology revenue                                    225,368          245,679
Interest income                                        38,725           80,315
Other                                                  88,013           10,746
                                                --------------------------------
      Total revenue                                   352,106          336,740
                                                --------------------------------
Expenses
Depreciation and amortization                         527,754          341,130
Salaries and wages                                  1,910,458        1,488,470
General and administrative                          1,398,457        2,332,451
Marketing and promotional                              92,747           23,642
Interest                                               21,519           31,930
                                                --------------------------------
      Total expenses                                3,950,935        4,217,623
                                                --------------------------------
NET LOSS                                           (3,598,829)      (3,880,883)

Accumulated deficit, beginning of period          (24,277,755)     (15,456,273)
                                                ================================
Accumulated deficit, end of period                (27,876,584)     (19,337,156)
                                                ================================
Loss per share                                          (0.16)           (0.20)
                                                ================================
Weighted average number of shares outstanding      22,404,978       19,625,212
                                                ================================

Dynamic Digital Depth Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                                                                        Six-Months      Six-Months
                                                                           Ended           Ended
                                                                         June 30,        June 30,
                                                                           2001            2000
                                                                           $CAD            $CAD
                                                                      --------------------------------

Cash flows from operating activities:
Net loss                                                                 (3,598,829)     (3,880,883)
Adjustments to reconcile net loss to net cash used in operating activities:
   Changes in non-cash operating items:
     Depreciation and amortization                                          527,754         341,130
     Loss on disposal of building                                                            22,967
     Write-off of patent costs capitalized in prior years, net              109,112          92,697
     Write-off of website and other miscellaneous costs, net                197,250
   Changes in assets:
      Accounts receivable                                                   (74,482)        100,121
      Security deposits and prepayments                                     (38,064)        112,363
    Changes in liabilities:
       Accounts payable and accrued liabilities                             178,982        (203,131)
                                                                      --------------------------------
Net cash used in operating activities                                    (2,698,277)     (3,414,736)
                                                                      --------------------------------

Cash flows from investing activities:
Acquisitions of capital assets                                              (27,529)     (1,477,537)
Patent costs                                                                               (295,365)
                                                                      --------------------------------
Net cash used in investing activities                                       (27,529)     (1,772,902)
                                                                      --------------------------------

Cash flows from financing activities:
Proceeds from issuance of share capital                                   4,959,212       7,820,527
Repayments on short-term debt                                               (38,723)       (475,639)
Payments on obligations held under capital lease                            (40,984)        (76,161)
Restricted cash                                                              66,030        (511,508)
                                                                      --------------------------------
Net cash provided by financing activities                                 4,945,535       6,757,219
                                                                      --------------------------------
Effect of exchange rates on cash                                           (158,647)        (15,271)
                                                                      --------------------------------
Net increase in cash                                                      2,061,082       1,554,310

Cash, beginning of period                                                 2,506,994       2,538,317
                                                                      --------------------------------
Cash, end of period                                                       4,568,076       4,092,627
                                                                      ================================

Dynamic Digital Depth Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (Unaudited)

1.   BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Dynamic Digital Depth Inc. (the “Company”) for the six months ended June 30, 2001 and 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001.

Footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted in accordance with rules and regulations of the Securities and Exchange Commission. The financial statements in this report should be read in conjunction with the financial statements and notes thereto included in the Form 20-F of the Company.

2.   SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

The Company's financial statements are prepared in accordance with Canadian GAAP, which differ in certain significant respects from US GAAP. The significant differences relate principally to the following items and the adjustments necessary to reconcile the consolidated net loss, shareholders' equity, and the balance sheet accounts in accordance with US GAAP are shown in the schedules below.

a)     Patent Costs

Under Canadian GAAP patent costs capitalised included both internal and external costs. Under US GAAP only external costs are capitalised. Refer note 2 (d) for the effect of the difference in GAAP.

b)     Employee Stock Options

For the purposes of this reconciliation, the Company accounts for stock options granted to employees and directors in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and intends to continue to do so. Stock options granted to non-employees are accounted for in accordance with FAS 123. Under Canadian GAAP, stock options issued to employees, directors and non-employees are only recognized when converted and the exercise price paid is treated as issued capital. Net income has been adjusted for the compensation expense that would be recorded under US GAAP. This difference is disclosed in note 2 (d).

A summary of the status of the Company's stock option plan as of June 30, 2001 and December 31, 2000 along with the changes during the six-month periods ended June 30, 2001 and June 30, 2000 is presented below:

                              Six months ended June 30,      Six months ended        Six months ended June
                                         2001                December 31, 2000             30, 2000
                              Number of     Weighted     Number of     Weighted    Number of     Weighted
                                             Average                   Average                   Average
                               Options   Exercise Price   Options   Exercise Price  Options   Exercise Price
                                              $CAD                       $CAD                      $CAD
                              -------------------------------------------------------------------------------
Outstanding - beginning
of period                      2,610,000      6.02        2,551,000      5.82      1,148,770       1.72
Granted                        1,321,000      3.20          484,000      3.83      1,520,000       8.57
Exercised                        (48,000)     1.29         (350,000)     1.29       (117,770)      1.36
Forfeited                        (25,000)     7.11          (75,000)     7.11          -            -

Outstanding - end of period    3,858,000      5.11        2,610,000      6.02      2,551,000       5.82

Exercisable at end of period   1,658,250      4.88        1,594,000      6.64      1,084,230       8.73

Weighted average fair
value of options granted
during the period               $1.54                      $1.85                     $1.73

For the purposes of this reconciliation, below is the pro forma disclosure under US GAAP in accordance with FAS 123. The effects of applying FAS 123 are not likely to be representative of the effects on reported net income in future years. Under FAS 123 the compensation cost of options issued to employees, directors and non-employees is measured at the grant date based on the fair value of the award of options and is recognized over the vesting period. The fair value is determined using an option pricing model that takes into account the stock price at the date of grant, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk free interest rate over the expected life of the option. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the six months ended June 30, 2001 and June 30, 2000, respectively: risk free interest rates of 4.9 and 6.8 per cent; dividend yield of 0 per cent for both periods; expected lives of 5 years and volatility of 100 per cent for both periods.

                                           Six months ended    Six months ended
                                            June 30, 2001        June 30, 2000
                                                 $CAD                $CAD
                                       -----------------------------------------
Net loss - as reported                       (3,598,829)          (3,880,883)
Net loss - pro forma                         (5,647,172)          (5,482,117)

Pro forma earnings per share:
  Basic                                           (0.25)               (0.28)

c)     Earnings Per Share

Under Canadian GAAP, diluted earnings per share is determined by dividing the net income adjusted to include the assumed income, net of tax, from investing the proceeds from the exercise of outstanding share options and warrants in 180 day bank bills, by the weighted average number of ordinary shares, both on issue and potentially dilutive options, outstanding during the financial year.

Under US GAAP, the treasury stock method would be used to compute diluted earnings per share.

In the reconciliation below no effect has been given in the US GAAP computation of earnings per share to potential dilutive securities as their effect is anti-dilutive.

d)     The following tables summarize the effect on Net Loss of the differences between Canadian and US GAAP.

                                                          Six months     Six months
                                                          ended June     ended June
                                                           30, 2001       30, 2000
                                                             $CAD           $CAD
                                                        --------------- --------------
Net loss after income tax under Canadian GAAP              (3,598,829)    (3,880,883)
  Stock options expense - note 2 (b)                       (1,363,515)    (1,556,284)
                                                        --------------- --------------
Net loss under US GAAP                                     (4,962,344)    (5,437,167)
  Foreign currency translation adjustment                    (181,363)      (378,942)
                                                        --------------- --------------
Comprehensive loss                                         (5,143,707)    (5,816,109)
                                                        --------------- --------------
Basic Earnings and Diluted Earnings per share under
Canadian GAAP                                              (0.16)              (0.20)
                                                        --------------- --------------
Basic Earnings and Diluted Earnings per share under
US GAAP                                                    (0.23)              (0.30)
                                                        --------------- --------------

The following table summarises the effect on the shareholders' equity of the difference between Canadian and US GAAP

                                                                   December 31,
                                                   June 30, 2001       2000
                                                       $CAD            $CAD
                                                  -------------------------------
Shareholders' equity under Canadian GAAP                7,108,917      5,929,897
  Internal patent costs - note 2 (a)                      (39,262)       (39,262)
                                                  -------------------------------
Shareholders' equity under US GAAP
                                                        7,069,655      5,890,635
                                                  -------------------------------

The following table summarizes the effect on the balance sheet of the difference between Canadian and US GAAP

                                                                   December 31,
                                                   June 30, 2001       2000
                                                       $CAD            $CAD
                                                  -------------------------------
Total assets under Canadian GAAP                     8,459,058       7,180,763
  Internal patent cost - note 2 (a)                    (39,262)        (39,262)
                                                  -------------------------------
Total assets under US GAAP                           8,419,796       7,141,501
                                                  -------------------------------

e)     Impact of Recently Issued Accounting Standards

US GAAP - Derivatives

In June 1998 (effectiveness date revised in June 1999), the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company.

f)     Building Units Held for Sale

In order to facilitate a long-term tenure of the base for the Australian operations, one of the Company's subsidiaries, Dynamic Digital Depth Australia Pty. Ltd. ("DDDA") exercised an option deed on a building comprising five separately titled Units totaling 1,711 square meters located at 6 Brodie Hall Drive, Technology Park, Bentley, Western Australia. The purchase of the building was completed on October 15, 1999. As ownership of real estate is not considered to be a part of the Company's core business it was always the intention to resell the property, and so, DDDA has sold two Units, including that occupied by the Australian subsidiaries, and is actively seeking purchasers for the remaining Units. Upon selling the Unit occupied by the Australian subsidiaries, DDDA entered into a ten-year lease with the purchaser at an annual rental of A$121,280. It is the intention of the Company to sell the remaining unsold Units as soon as appropriate buyers can be found and it is expected that this will occur prior to December 31, 2001.

ANNEX A

GLOSSARY OF TERMS

The following are certain definitions of terms used herein:

2D compatible 3D™

A proprietary 3D distribution format based on the Dynamic Depth Cueing process. The depth data is inserted into the original unaltered 2D image and delivered to the end user via Internet, television or DVD. The end user may then view the image in 2D or 3D. The image can be viewed in 3D by activating a software or hardware decoder to interpret the depth data and create the 3D image locally.

Anaglyph

A method of viewing stereoscopic images using glasses with red and blue lenses to create a black and white 3D image.

Autostereoscopic

A method of viewing stereoscopic images without the need to wear special glasses or head gear.

Broadband

A high speed connection to the internet (e.g. cable modem or T1).

Content Owner

A party that controls the intellectual property rights of a piece of content.

Conversion

A process whereby 2D images are converted to 3D.

DeepSee™

The former brand name of a range of DDD's 3D technologies and products, now named OpticBOOM(TM)to better reflect consumer benefits.

De-Multiplexer or Demux

DDD’s DM1020 decodes alternating left and right eye field sequential images which have been recorded on a video tape or DVD and separates them into two distinct left and right eye output signals for viewing on a stereo pair of polarized projectors.

Depth Map or “Z” Axis

Process by which using shades of gray, determines the distance between objects or points (depth) in a 2D image for recording or playback in 3D. Lighter images are closer while darker images are farther away from the point of view.

Digital Imaging

A means of representing an image on a computer - e.g. digital photographs.

Download

The transfer of a computer file from one location to another.

Downloadable

A computer file that is available to be transferred between two locations.

DVD

Digital Versatile Disk - a storage disk for video images that can be displayed on a TV or PC screen.

Dynamic Depth Cueing

A patented process that allows a still or moving 2D image to be analyzed to determine the distance or depth of the objects in the scene in relation to the viewer. The resulting depth cue is used to enable the distribution of 2D compatible 3D content.

Freeware

Software that is given to the consumer without charge. Freeware is also distributed via the Internet as software downloaded from websites for which the user is not required to pay a licensee fee.

Geometric 3D

Geometric 3D, like an artist's picture, is a 2D representation of a 3D world. Light, shading, textures and vanishing points are used to create the appearance of depth, but the image remains 2D.

Giant screen

Films created in 65/70mm format that are projected on screens that are considerably larger than those found in retail theaters and cinemas. The format is often referred to by the brand name IMAX®.

Glasses-free display

A computer or television screen that shows 3D without the need to wear glasses.

Head Tracking System

A patented headset free hardware technology developed by DDD for use in the arcade game market. DDD is no longer pursuing this market.

In-screen

A stereoscopic effect whereby objects appear to be located behind the viewer's screen, giving the appearance of depth.

Large format film

65mm or 70mm film that is shown on giant screens, e.g. IMAX.

LCD Shutter Glasses

Viewing glasses with electronically controlled liquid crystal disply (LCD) lenses used to create 3D images. The LCD lenses are electronically switched to "shutter" ON and OFF to obscure the viewers left and right eye as the alternate left and right eye images are displayed on the screen.

Line Doubler

A hardware device that increases the display resolution of a video signal. The device takes two successive lines of a video signal and digitally recreates a third intermediate line, based on information contained in the two lines being compared. The additional intermediate lines are then displayed on screen and provides the appearance of greater clarity and quality.

Narrowband

A slow connection speed to the internet (e.g. using a 56K modem or less).

Off-screen

A stereoscopic effect whereby objects appear to be in front of the viewer’s screen.

OpticBOOM™

The brand name of a range of DDD's 3D technologies and products.

OpticBOOM™ Plug-in

A plug-in that works with Apple QuickTime to enable the viewing of 3D images via the internet. Available as a free download at www.ddd.com.

Polarized glasses

Glasses that are fitted with polarizing lenses, enabling the viewing of polarized 3D images.

Progressive download

A method of transferring computer files between two locations that enables a viewer to watch a video file while the remainder is being downloaded.

QuickTime Movie Player

Software developed by Apple Computer Inc. that enables the user to view and listen to multimedia computer.

RealPlayer

Software developed by RealNetworks, Inc. that enables the used to listen to and view multimedia content from the Internet.

Set-top box

A cable or satellite decoder box intended for use with a home television. It decodes scrambled video signals to allow cable and satellite operators to control consumer access to certain premium channels.

Scan Converter

In its generic terminology, a Scan Converter is any device that takes in one signal format and outputs another signal format that is compatible with the display device, the broadcast device or the recording device (i.e. converting PAL or SECAM to NTSC for recording onto VHS for playback in the U.S.). Using 3D field sequential video (Composite Video, S-Video or Component RGB) as the input, DDD’s SC1050 doubles the vertical refresh rate of 60 Hz to 120Hz for NTSC or 50 Hz to 100Hz for PAL, thus a “flicker-free” 3D image is displayed on a monitor or projector.

Scan Doubler

This is a special case of a Scan Converter. When used in 3D mode, DDD’s SD1050 outputs a video format that is running at twice the horizontal frequency (effectively, double resolution) and twice the vertical refresh rate as the incoming signal. When used in the 2D mode, the SD1050 outputs a video format that runs at twice the horizontal frequency as the incoming signal (effectively, double resolution) while the vertical refresh rate remains the same. Results in either case are clearer, sharper images.

Software Algorithms

A software program designed to solve a recurrent problem, procedure or mathematical formula.

Stereo 3D

A process that enables a viewer to see images that appear to have natural depth and perspective as if the images were real. Separate left and right eye views recreate the images as they are viewed in the real world.

Stereoscopic

An image comprising of two subtly different (stereo) views of the same information. The two images are interpreted by the viewer as being stereo 3D, having the appearance of depth on the screen, or giving the impression that objects are moving off the screen toward the viewer.

Streaming

A method of transferring computer files (usually video images) between two locations whereby the files are sent in real time. The video image or other multimedia file is played by the user's player software directly from the information delivered via the Internet connection as opposed to storing the multimedia file and playing it back from the user's computer hard drive. With a narrowband connection, the quality of the images are often reduced.

Upload

A process of transferring computer files to a central site for subsequent Downloading or Streaming

13,976,900 shares

[LOGO]

DYNAMIC DIGITAL DEPTH INC.

common shares

___________________

P R O S P E C T U S

___________________

_________, 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following is a list of the estimated expenses to be incurred by the registrant in connection with the preparation and filing of this registration statement.

SEC Registration Fee	$7,568.62
Printing and Engraving	2,000.00
Accountants' Fees and Expenses	20,000.00
Legal Fees and Expenses	50,000.00
Other Offering Expenses	513.93
TOTAL	$80,082.55

ITEM 14.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our By-laws contain provisions, subject to section 119 of the Business Corporations Act (Alberta) ("ABCA"), whereby the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and their heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if he acted honestly and in good faith with a view to the best interests of the Corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The Corporation shall also indemnify such persons in such other circumstances as the ABCA permits or requires.

         The ABCA permits a corporation to indemnify its officers and directors, former officers and directors, or persons who act or acted at the corporation's request as a director or officer of another company of which the corporation is or was a shareholder or creditor, and their heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of such corporation and provided that the director or officer acted honestly and in good faith with a view to the best of the corporation, and, in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. The ABCA entitles such persons to indemnification if the person seeking indemnity was substantially successful on the merits of his defense of a legal proceeding, acted honestly and in good faith with a view to the best interests of the company, had reasonable grounds that his conduct was lawful and is fairly and reasonably entitled to indemnity.

         Reference is made to Item 17 for the undertakings of the Registrant with respect to indemnification of liabilities arising under the Securities Act of 1933, as amended (the "Act").

ITEM 15.          RECENT SALES OF UNREGISTERED SECURITIES.

Within the past three years we have sold and issued the following securities without registering those securities under the Securities Act. Except as noted below, all such securities were offered outside of the United States in reliance on the exception provided by Regulation S under the Act or Section 4(2) thereof. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. All dollar amounts indicated in this Item 15 are in Canadian Dollars, unless otherwise indicated.

In May 1998, we issued 5,000,000 units to The Liverpool Limited Partnership and Westgate International, L.P. generating proceeds of $7.5 million, each unit consisting of one common share and one two-year warrant to purchase one-half of a common share at a price of $2.00 per share.

In January 2000, we completed a $3.25 Million Private Placement of 1,000,000 common shares of our Company. All of the investors who participated in the offering were institutions or accredited individual investors.

In May 2000, The Liverpool Limited Partnership and Westgate International, L.P. exercised 2,500,000 warrants to purchase common shares at an exercise price of $2.00, generating approximately $5.0 million for the Company.

On June 15, 2000, we completed a private placement of $4,000,000 with Motorola Broadband, then known as General Instrument, and Banco del Gottardo, a Swiss bank. In the aggregate, the placement involved the issuance of 2,000,000 shares and three-year warrants to purchase 1, 500,00 shares with exercise prices increasing from $3.50 to $5.50. The foregoing transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided pursuant to pursuant Section 4(2), and in the case of Banco del Gottardo, in reliance upon Regulation S.

Between 1998 and 2001, we have granted options to purchase an aggregate of 2,424,500 common shares to our directors, executives officers, and employees.

ITEM 16.          EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

(a) Index to Financial Statements of Dynamic Digital Depth, Inc.

Auditors' Report

Consolidated Balance Sheets as at December 31, 2000, June 30, 2000 and 1999

Consolidated Statements of Loss and Deficit for the six-months ended December 31, 2000 and the years ended June 30, 2000, 1999 and 1998 and the unaudited six month period ended December 31, 1999

Consolidated Statements of Cash Flows for the six-months ended December 31, 2000 and the years ended June 30, 2000, 1999 and 1998 and the unaudited six month period ended December 31, 1999

Notes to Consolidated Financial Statements

Consolidated Balance Sheets as at June 30, 2001 and December 31, 2000 (Unaudited)

Consolidated Statements of Operations and Accumulated Deficit for the six-months ended June 30, 2001 and 2000 (Unaudited)

Consolidated Statements of Cash Flow for the six-months ended June 30, 2001 and 2000 (Unaudited)

Notes to Consolidated Financial Statements for the six months ended June 30, 2001 and 2000 (Unaudited)

(b) Exhibits

3.1	Certificate of Incorporation - Mirabeau Resources Limited	(1)
3.2	Articles of Incorporation - Mirabeau Resources Limited	(1)
3.3	Certificate of Amendment - Mirabeau 88 Limited	(1)
3.4	Certificate of Amendment - name change to Xenotech, Inc.	(1)
3.5	Name Change Xenotech to Dynamic Digital Depth Incorporated	(1)
3.6	Application for Release of Escrowed Shares	(1)
3.7	Bylaws	(1)
3.8	Amendment and Registration of Restated Articles dated May 4, 2001	(3)
4.1	Escrow Agreement - Mirabeau/Montreal Trust Co. of Canada	(1)
4.2	Escrow Agreement - Mirabeau/Montreal Trust Co. of Canada/ Salamander Resources Ltd.	(1)
4.3	Investment Agreement - Xenotech, Inc./Westgate Int'l., L.P. and Liverpool Limited Partnership	(1)
4.4	Common Share Purchase Warrant - Liverpool Limited Partnership	(1)
4.5	Common Share Purchase Warrant - Westgate Int'l., L.P.	(1)
4.6	Warrant Option Agreement between Westgate Int'l., L.P. and Liverpool Limited Partnership and Red Reef Limited	(1)
4.7	Share Option Agreement between Westgate Int'l., L.P. and Liverpool Limited Partnership and Red Reef Limited	(1)
4.8	Voting and Disposition Agreement between Westgate Int'l., L.P. and Liverpool Limited Partnership and Neil W. Speakman, Robert Baker and Red Reef Limited	(1)
4.9	Registration Rights Agreement	(1)
4.10	Stock Option Plan dated November 13, 1998	(1)
4.11	Form of Stock Option Agreement	(1)
4.12	Stock Option Plan dated February 6, 2000	(3)
4.13	Amendment to Stock Option Plan dated April 23, 2001	(3)
5	Opinion of Sara-Lane Sirey, P.C.	**
9	Voting Trust Agreement - Xenotech Inc./Trustee/Red Reef Ltd.	(1)
10.1	Memorandum of Understanding between Dynamic Digital Depth USA Inc. and Video Applications Inc.	(1)
10.2	Development Agreement by and between Dynamic Digital Depth Research Pty. Ltd. and General Instrument Corporation	(1)
10.3	Statement of Work by and between Dynamic Digital Depth Research Pty. Ltd. and General Instrument Corporation	(1)
10.4	Consultancy Agreement with Angus Ducan Richards	(1)
10.5	Deed of Compromise and Release with Angus Duncan Richards	(1)
10.6	Deed of Assignment with Angus Duncan Richards	(1)
10.7	License Agreement with Angus Duncan Richards	(1)
10.8	Deed between Dynamic Digital Depth Australia Pyt. Ltd. and Boston Tower Pty. Ltd. regarding 6-8 Brodie Hall Drive Technology Park	(1)
10.9	Lease between Dynamic Digital Depth Australia Pyt. Ltd. and Boston Tower Pty. Ltd. regarding 6-8 Brodie Hall Drive Technology Park	(1)
10.10	Employment Agreement with Neil W. Speakman	(1)
10.11	Employment Agreement with Robert G. Baker	(1)
10.12	Employment Agreement with Chris Yewdall	(1)
10.13	Employment Agreement with Phil Harman	(1)
10.14	Consultancy Agreement with AiCube Co. Ltd.	(2)
10.15	Memorandum of Understanding by and between Dynamic Digital Depth USA Inc. and 4D-Vision GMBH	*
10.17	Component License Agreement by and between Dynamic Digital Depth USA Inc. and Apple, Inc.	*
21	Subsidiaries of the Registrant	(3)
23.1	Consent of Ernst & Young LLP	*
23.2	Consent of Sara-Lane Sirey, P.C.(included in Exhibit 5)	**
24	Power of Attorney (included on the signature page)	*

(1)     Incorporated by reference to DDD's Registration Statement on Form 20-F filed on August 9, 1999.

(2)     Incorporated by reference to DDD's Amendment No. 1 to Registration Statement on Form 20-F filed on November 15, 1999.

(3)     Incorporated by reference to DDD's Annual Report on Form 20-F filed on July 16, 2001.

*     Filed herewith.

**    To be supplied by amendment.

ITEM 17.          UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         1.          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"); (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material changes to such information in the registration statement or any material change to such information in the registration statement.

         2.          For the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3.          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         4.          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         5.          For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         6.          For purposes determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be as the initial bona fide offering thereof.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Inglewood, State of California on November 16, 2001

DYNAMIC DIGITAL DEPTH INC.
By:/s/ Neil W. Speakman Neil W. Speakman Chairman
By:/s/ Mark N. Schwartz Mark N. Schwarz Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form F-1 was signed by the following persons in the capacities and on the dates stated.

  Signature                        Title                              Date
  ---------                        -----                              ----
  /s/ Neil W. Speakman             Chairman of the Board of           November 16, 2001
      Neil W. Speakman                 Directors
  *_______________________         Director, President and
      Christopher Yewdall              Chief Executive Officer        November 16, 2001
  *_______________________         Chief Financial Officer            November 16, 2001
      Mark N. Schwartz
  *_______________________         Director                           November 16, 2001
      Paul Kristensen
  *_______________________         Director                           November 16, 2001
      Paul G. Jeffrey
  *_______________________         Director                           November 16, 2001
      Ian MacIntosh
  *_______________________         Director                           November 16, 2001
      Geoff Roman
  *_______________________         Director                           November 16, 2001
      Eric Dillon

* By: /s/ Neil W. Speakman
Neil W. Speakman
Attorney-in-Fact

EXHIBIT INDEX

3.1	Certificate of Incorporation - Mirabeau Resources Limited	(1)
3.2	Articles of Incorporation - Mirabeau Resources Limited	(1)
3.3	Certificate of Amendment - Mirabeau 88 Limited	(1)
3.4	Certificate of Amendment - name change to Xenotech, Inc.	(1)
3.5	Name Change Xenotech to Dynamic Digital Depth Incorporated	(1)
3.6	Application for Release of Escrowed Shares	(1)
3.7	Bylaws	(1)
3.8	Amendment and Registration of Restated Articles dated May 4, 2001	(3)
4.1	Escrow Agreement - Mirabeau/Montreal Trust Co. of Canada	(1)
4.2	Escrow Agreement - Mirabeau/Montreal Trust Co. of Canada/ Salamander Resources Ltd.	(1)
4.3	Investment Agreement - Xenotech, Inc./Westgate Int'l., L.P. and Liverpool Limited Partnership	(1)
4.4	Common Share Purchase Warrant - Liverpool Limited Partnership	(1)
4.5	Common Share Purchase Warrant - Westgate Int'l., L.P.	(1)
4.6	Warrant Option Agreement between Westgate Int'l., L.P. and Liverpool Limited Partnership and Red Reef Limited	(1)
4.7	Share Option Agreement between Westgate Int'l., L.P. and Liverpool Limited Partnership and Red Reef Limited	(1)
4.8	Voting and Disposition Agreement between Westgate Int'l., L.P. and Liverpool Limited Partnership and Neil W. Speakman, Robert Baker and Red Reef Limited	(1)
4.9	Registration Rights Agreement	(1)
4.10	Stock Option Plan dated November 13, 1998	(1)
4.11	Form of Stock Option Agreement	(1)
4.12	Stock Option Plan dated February 6, 2000	(3)
4.13	Amendment to Stock Option Plan dated April 23, 2001	(3)
5	Opinion of Sara-Lane Sirey, P.C.	**
9	Voting Trust Agreement - Xenotech Inc./Trustee/Red Reef Ltd.	(1)
10.1	Memorandum of Understanding between Dynamic Digital Depth USA Inc. and Video Applications Inc.	(1)
10.2	Development Agreement by and between Dynamic Digital Depth Research Pty. Ltd. and General Instrument Corporation	(1)
10.3	Statement of Work by and between Dynamic Digital Depth Research Pty. Ltd. and General Instrument Corporation	(1)
10.4	Consultancy Agreement with Angus Ducan Richards	(1)
10.5	Deed of Compromise and Release with Angus Duncan Richards	(1)
10.6	Deed of Assignment with Angus Duncan Richards	(1)
10.7	License Agreement with Angus Duncan Richards	(1)
10.8	Deed between Dynamic Digital Depth Australia Pyt. Ltd. and Boston Tower Pty. Ltd. regarding 6-8 Brodie Hall Drive Technology Park	(1)
10.9	Lease between Dynamic Digital Depth Australia Pyt. Ltd. and Boston Tower Pty. Ltd. regarding 6-8 Brodie Hall Drive Technology Park	(1)
10.10	Employment Agreement with Neil W. Speakman	(1)
10.11	Employment Agreement with Robert G. Baker	(1)
10.12	Employment Agreement with Chris Yewdall	(1)
10.13	Employment Agreement with Phil Harman	(1)
10.14	Consultancy Agreement with AiCube Co. Ltd.	(2)
10.15	Memorandum of Understanding by and between Dynamic Digital Depth USA Inc. and 4D-Vision GMBH	*
10.16	Component License Agreement by and between Dynamic Digital Depth USA Inc. and Apple, Inc.	*
21	Subsidiaries of the Registrant	(3)
23.1	Consent of Ernst & Young LLP	*
23.2	Consent of Sara-Lane Sirey, P.C. (included in Exhibit 5)	**
24	Power of Attorney (included on signature page)	*

(1)     Incorporated by reference to DDD's Registration Statement on Form 20-F filed on August 9, 1999.

(2)     Incorporated by reference to DDD's Amendment No. 1 to Registration Statement on Form 20-F filed on November 15, 1999.

(3)     Incorporated by reference to DDD's Annual Report on Form 20-F filed on July 16, 2001.

*     Filed herewith.

**    To be supplied by amendment.